UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): June 24, 2022

DUKE REALTY CORPORATION

DUKE REALTY LIMITED PARTNERSHIP

(Exact name of registrant specified in its charter)

Duke Realty Corporation:

Indiana	1-9044	35-1740409
(State of Formation)	(Commission File Number)	(IRS Employer Identification No.)

Duke Realty Limited Partnership:

Indiana	0-20625	35-1898425
(State of Formation)	(Commission File Number)	(IRS Employer Identification No.)

8711 River Crossing Blvd.

Indianapolis, IN 46240

(Address of Principal Executive Offices, Zip Code)

Registrant’s telephone number, including area code: (317) 808-6000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $0.01 per share	DRE	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement.

On June 24, 2022, Duke Realty Limited Partnership, an Indiana limited partnership (the “Operating Partnership”), as borrower, Duke Realty Corporation, an Indiana corporation (the “General Partner”), as general partner and guarantor, entered into Amendment No. 1 to Amended and Restated Revolving Credit Agreement (“Amendment No. 1”), whereby the Operating Partnership’s existing Amended and Restated Revolving Credit Agreement, dated as of March 26, 2021, among the Operating Partnership, the General Partner and certain subsidiaries of the Operating Partnership, JPMorgan Chase Bank, N.A., as Administrative Agent, and certain lenders and other parties thereto was amended (the “Existing Credit Agreement” and as amended by Amendment No. 1, the “Amended Credit Agreement”).

The Amended Credit Agreement amends the Existing Credit Agreement to, among other things: (1) establish New Term Loans (as such term is defined in the Amended Credit Agreement) in the aggregate amount of $500,000,000; (2) adjust the interest rate to bear interest at a benchmark rate based on the Secured Overnight Financing Rate (SOFR), as determined in accordance with the Amended Credit Agreement; and (3) consent to occurrence of the previously announced planned merger with Prologis, Inc. (“Prologis”) and certain of its subsidiaries, subject to the satisfaction of certain terms and conditions including the repayment and termination of the revolving credit facility (but not the New Term Loans) substantially concurrently with the occurrence of the merger.

The above summary of the Amended Credit Agreement is qualified in its entirety by reference to the full text of the Amendment No. 1, a copy of which is attached to this Current Report on Form 8-K as Exhibit 10.1 and is incorporated herein by reference.

Item 2.03.	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information set forth in Item 1.01 regarding the Amended Credit Agreement is incorporated herein by reference.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits

Exhibit Number	Description

10.1	Amendment No. 1 to Amended and Restated Revolving Credit Agreement, dated June 24, 2022, by and among Duke Realty Limited Partnership, Duke Realty Corporation, certain subsidiaries of Duke Realty Limited Partnership, J.P. Morgan Chase Bank, N.A., as Administrative Agent, and the several banks, financial institutions and other entities from time to time parties thereto as lenders.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

Forward-Looking Statements

The statements in this communication that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on current expectations, estimates and projections about the industry and markets in which Prologis and the General Partner operate as well as beliefs and assumptions of Prologis and the General Partner. Such statements involve uncertainties that could significantly impact Prologis’ or the General Partner’s financial results and ability to consummate the proposed merger. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” and “estimates,” including variations of such words and similar expressions, are intended to identify such forward-looking statements, which generally are not historical in nature. All statements that address events or developments that Prologis or the General Partner expects or anticipates will occur in the future — including statements relating to any possible transaction between Prologis and the General Partner, Prologis’ and the General Partner’s respective debt, capital structure and financial position — are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although Prologis and the General Partner believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, neither Prologis nor the General Partner can give assurance that its expectations will be attained and, therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Some of the factors that may affect outcomes and results include, but are not limited to: (i) Prologis’ and the General Partner’s ability to complete the proposed transaction on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary shareholder approvals and satisfaction of other closing conditions to consummate the proposed transaction; (ii) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement relating to the proposed transaction; (iii) risks related to diverting the attention of Prologis and the General Partner management from ongoing business operations; (iv) failure to realize the expected benefits of the proposed transaction; (v) significant transaction costs and/or unknown or inestimable liabilities; (vi) the risk of shareholder litigation in connection with the proposed transaction, including resulting expense or delay; (vii) the risk that the General Partner’s business will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; (viii) risks related to future opportunities and plans for the combined company, including the uncertainty of expected future financial performance and results of the combined company following completion of the proposed transaction; (ix) the effect of the announcement of the proposed transaction on the ability of Prologis and the General Partner to operate their respective businesses and retain and hire key personnel and to maintain favorable business relationships; (x) risks related to the market value of the Prologis common stock to be issued in the proposed transaction; (xi) other risks related to the completion of the proposed transaction and actions related thereto; and (xii) those additional factors discussed under Part I, Item 1A. Risk Factors in Prologis’ and the General Partner’s respective Annual Reports on Form 10-K for the year ended December 31, 2021. Neither Prologis nor the General Partner undertakes any duty to update any forward-looking statements appearing in this communication except as may be required by law.

Additional Information

In connection with the proposed transaction, Prologis will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 (“Form S-4”), which will include a document that serves as a prospectus of Prologis and a joint proxy statement of Prologis and the General Partner (the “joint proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive joint proxy statement/prospectus will be sent to Prologis’ and the General Partner’s shareholders. Investors and security holders will be able to obtain the Form S-4 and the joint proxy statement/prospectus free of charge from the SEC’s website or from Prologis or the General Partner. The documents filed by Prologis with the SEC may be obtained free of charge at Prologis’ website at the SEC Filings section of www.ir.prologis.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Prologis by requesting them from Investor Relations by mail at Pier 1, Bay 1, San Francisco, CA 94111. The documents filed by the General Partner with the SEC may be obtained free of charge at the General Partner’s website at the SEC Filings section of http://investor.dukerealty.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from the General Partner by requesting them from Investor Relations by mail at 8711 River Crossing Blvd. Indianapolis, IN 46240.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Prologis and the General Partner and their respective directors, executive officers and other members of management may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Prologis’ directors and executive officers is available in Prologis’ Annual Report on Form 10-K for the fiscal year ended December 31, 2021, its proxy statement dated March 25, 2022, for its 2022 Annual Meeting of Shareholders and its Current Report on Form 8-K/A filed with the SEC on April 5, 2022. Information about the General Partner’s directors and executive officers is available in the General Partner’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, its proxy statement dated March 2, 2022, for its 2022 Annual Meeting of Shareholders and its Current Report on Form 8-K filed with the SEC on April 27, 2022. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Prologis or the General Partner as indicated above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

DUKE REALTY CORPORATION

By:	/s/ Ann C. Dee
Ann C. Dee
Executive Vice President, General Counsel and Corporate Secretary

DUKE REALTY LIMITED PARTNERSHIP
By:	Duke Realty Corporation, its general partner

By:	/s/ Ann C. Dee
Ann C. Dee
Executive Vice President, General Counsel and Corporate Secretary

Dated: June 30, 2022

Exhibit 10.1

AMENDMENT NO. 1 TO AMENDED AND RESTATED

REVOLVING CREDIT AGREEMENT

This AMENDMENT NO. 1 TO AMENDED AND RESTATED REVOLVING CREDIT AGREEMENT, dated as of June 24, 2022 (this “Amendment No. 1”), is by and among DUKE REALTY LIMITED PARTNERSHIP, an Indiana limited partnership (the “Borrower”), Duke Realty Corporation, an Indiana corporation (the “General Partner” and the “Guarantor”), JPMORGAN CHASE BANK, N.A., as administrative agent for the Lenders (as defined below) (the “Administrative Agent”), and the Lenders party hereto. Reference is made to that certain Amended and Restated Revolving Credit Agreement, dated as of March 26, 2021 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), among the Borrower, the General Partner, the several banks, financial institutions and other entities from time to time party thereto (collectively, the “Lenders”), and the Administrative Agent. Capitalized terms used herein without definition shall have the same meanings as set forth in the Credit Agreement, as amended hereby.

RECITALS

WHEREAS, the Borrower has requested that the Administrative Agent and the Lenders make certain amendments to the Credit Agreement in order to implement SOFR-based interest rates, and the Administrative Agent and the Lenders are willing to make such amendments on the terms and conditions set forth herein;

WHEREAS, pursuant to Section 2.25 of the Credit Agreement, the Borrower has requested, and the New Term Loan Lenders (as defined below) have agreed, to establish New Term Loan Commitments under the Credit Agreement on the terms and conditions set forth herein, and this Amendment No. 1 constitutes an Additional Credit Extension Amendment for purposes of providing New Term Loans in accordance with the Credit Agreement;

NOW, THEREFORE, in consideration of the premises and the agreements, provisions and covenants herein contained, the parties hereto agree as follows:

SECTION 1. AMENDMENT TO CREDIT AGREEMENT. As of the Amendment Effective Date (as defined in Section 5 hereof), the Credit Agreement is hereby amended as follows:

SECTION 1.01. Amended Credit Agreement. As of the Amendment Effective Date, the Credit Agreement (including Schedule L and Exhibit A thereto, but excluding the other Exhibits and Schedules) is hereby amended as set forth on Exhibit A attached hereto such that all of the newly inserted bold, double-underlined text (indicated textually in the same manner as the following examples: <double-underlined text> and <double-underlined text>) and any formatting changes reflected therein shall be deemed to be inserted and reflected in the text of the Credit Agreement and all of the deleted stricken text (indicated textually in the same manner as the following examples: ~~stricken text~~ and ~~stricken text~~) shall be deemed to be deleted from the text of the Credit Agreement.

SECTION 1.02. Incremental Commitments. As of the Amendment Effective Date, each of JPMorgan Chase Bank, N.A., Wells Fargo Bank, National Association, The Bank of Nova Scotia, Regions Bank, Morgan Stanley Bank, N.A., U.S. Bank National Association, PNC Bank, National Association, Truist Bank, The Northern Trust Company and Associated Bank, National Association (the “New Term Loan Lenders”) shall have a New Term Loan Commitment in the amount set forth opposite its name in Schedule L attached hereto.

SECTION 1.03. Making of the New Term Loans. On the Amendment Effective Date, and so long as the conditions set forth in Section 2.25 of the Credit Agreement are satisfied as of such date, each New Term Loan Lender shall make a New Term Loan to the Borrower pursuant to Section 2.25 of the Credit Agreement in the amount equal to its New Term Loan Commitment and in the aggregate amount of $500,000,000. Such New Term Loans shall have the terms and provisions (including, without limitation, the maturity date) applicable to the “Initial New Term Loans” as set forth in the amended Credit Agreement attached hereto as Exhibit A. From and after the Amendment Effective Date, each reference to the Loans in the Credit Agreement shall be deemed to include the New Term Loans made by the New Term Loan Lenders.

SECTION 1.04. New Term Loan Lenders. From and after the Amendment Effective Date, each New Term Loan Lender shall be deemed to be a Lender for all purposes of the Credit Agreement, and each reference to the Lenders in the Credit Agreement shall be deemed to include the New Term Loan Lenders. Without limiting the generality of the foregoing, each New Term Loan Lender confirms its appointment of JPMorgan Chase Bank, N.A., as the Administrative Agent in accordance with Article XI of the Credit Agreement.

SECTION 1.05. Representations, Warranties and Agreements of New Term Loan Lenders. Each New Term Loan Lender (a) represents and warrants that (i) it has full power and authority, and has taken all action necessary, to execute and deliver this Amendment No. 1 and to consummate the transactions contemplated hereby and to become a Lender under the Credit Agreement, (ii) it satisfies the requirements, if any, specified in the Credit Agreement and under applicable law that are required to be satisfied by it in order to become a Lender, (iii) from and after the Amendment Effective Date, it shall be bound by the provisions of the Credit Agreement as a Lender thereunder and, to the extent of its New Term Loan Commitment and New Term Loans, shall have the obligations of a Lender thereunder, (iv) it has received a copy of the Credit Agreement, and has received or has been accorded the opportunity to receive copies of the most recent financial statements delivered pursuant to Section 7.1 of the Credit Agreement, and such other documents and information as it deems appropriate to make its own credit analysis and decision to enter into this Amendment No. 1, and (v) it has, independently and without reliance upon the Administrative Agent or any other Lender and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Amendment No. 1; and (b) agrees that (i) it will, independently and without reliance upon the Administrative Agent or any other Lender and their Related Parties, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Loan Documents, and (ii) it will perform in accordance with their terms all of the obligations which by the terms of the Loan Documents are required to be performed by it as a Lender.

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SECTION 1.06. Request under Section 2.25 of Credit Agreement. This Amendment No. 1 is and shall be deemed to be for all purposes of the Credit Agreement the first and partial exercise by the Borrower of its rights under Section 2.25 of the Credit Agreement to request New Term Loan Commitments. From and after the Amendment Effective Date (and after giving effect to the New Term Loans to be made on such date), $300,000,000 of the New Term Loan Commitments and New Revolving Credit Commitments shall remain available to be requested by the Borrower pursuant to Section 2.25 of the Credit Agreement. The Administrative Agent and the Lenders hereby waive the requirement under Section 2.25 of the Credit Agreement that the Borrower provide written notice to the Administrative Agent of its request for the New Term Loan Commitments being provided under this Amendment No. 1.

SECTION 2. CONSENT TO PROLOGIS MERGER

The Borrower has informed the Administrative Agent and the Lenders that on June 11, 2022, the General Partner and the Borrower (the “Duke Realty Parties”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among Prologis, Inc., a Maryland corporation (“Prologis”), Prologis, L.P., a Delaware limited partnership (“Prologis OP”), Compton Merger Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of Prologis OP (“Prologis Merger Sub” and, together with Prologis, Prologis OP and Prologis Merger Sub, the “Prologis Parties”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, (a) the General Partner will merge with and into Prologis Merger Sub (the “Duke Realty Merger”), with Prologis Merger Sub surviving the merger and remaining a wholly owned subsidiary of Prologis (the “Surviving Entity”), (b) thereafter, Prologis and the Surviving Entity will cause all of the outstanding equity interests of the Surviving Entity to be contributed to Prologis OP in exchange for the issuance by Prologis OP of partnership interests in Prologis OP to Prologis and/or its subsidiaries as directed by Prologis, and (c) thereafter, Prologis OP Merger Sub will be merged with and into the Borrower, with the Borrower surviving the merger and becoming a wholly owned subsidiary of Prologis OP (the “Partnership Merger” and, together with the Duke Realty Merger, the “Mergers”), all as more fully described in the Form 8-K filed by the General Partner and the Borrower with the Securities and Exchange Commission on June 11, 2022.

Since the consummation of the Mergers and the transactions to be effected in connection with the consummation thereof (collectively with the Mergers, the “Transactions”) are not permitted under the terms of the Credit Agreement and would result in an Event of Default under Section 8.18 of the Credit Agreement if not consented to by the Lenders in advance, the Borrower has requested that the Lenders consent to the Transactions. Accordingly, pursuant to Section 9.2 of the Credit Agreement, the undersigned Lenders hereby consent to the Transactions including permitting the Mergers under Section 7.12 of the Credit Agreement and the lack of a listing under the New York Stock Exchange as specified in Section 6.18 and 7.10 of the Credit Agreement, and agree that no Event of Default shall occur under Section 8.18 of the Credit Agreement as a result of the consummation of the Transactions, so long as the following conditions are satisfied substantially concurrently with consummation of the Transactions:

(a) the Borrower shall have caused Prologis OP to provide a guaranty of the Borrower’s obligations under the Loan Documents in replacement of the Guaranty from the General Partner, which guaranty from Prologis OP shall be substantially similar to the guaranty provided by Prologis OP under the Global Senior Credit Agreement dated as of April 15, 2021, as amended, among Prologis OP, various affiliates of Prologis OP, various lenders and agents, and Bank of America, N.A., as Global Administrative Agent (the “Prologis Global Credit Agreement”);

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(b) all outstanding Revolving Loans and Competitive Bid Loans shall be repaid in full in connection with the Merger, either any Facility Letters of Credit shall have been cancelled and returned or any outstanding Facility Letter of Credit Exposure shall be cash collateralized (or otherwise addressed in a manner acceptable to the Issuing Banks), and the Borrower shall have permanently terminated all of the Revolving Credit Commitments under and with respect to the Revolving Credit Facility such that the Revolving Credit Commitments shall be reduced to zero; and

(c) the Administrative Agent and each Initial New Term Loan Lender shall have received and be satisfied with all documentation and other information concerning the Prologis Parties that the Administrative Agent or any applicable Initial New Term Loan Lender reasonably requests in order to comply with its obligations under applicable “know your customer” requirements, Sanctions laws, and Anti-Corruption Laws, including the Patriot Act and the Beneficial Ownership Regulation.

In addition, in connection with the Mergers, the Borrower has requested that the Lenders consent to the replacement of the covenants set forth in Article VII of the Credit Agreement and the related definitions with the covenants set forth in Articles X and XI and the related definitions set forth in the Prologis Global Credit Agreement, with agreed-upon adjustments to continue existing financial reporting and non-financial covenants applicable to the Borrower (the “Covenant Replacement”), replace Section 8.18 of the Credit Agreement with the Change of Control definition from the Prologis Global Credit Agreement, but retaining clause (e) of such Section 8.18 with Prologis OP being substituted for the General Partner (the “Change of Control Replacement”) and to amend the definitions of “Material Adverse Effect” and “Material Indebtedness”, Article VI, Sections 8.4, 8.6, 8.7, 8.8, 8.10, 8.11, 8.12, and 8.16 of the Credit Agreement and such other covenants and/or representations and agreements as deemed reasonably necessary by the Borrower and the Administrative Agent to substitute Prologis OP for the General Partner (collectively, the “Other Replacements”). Accordingly, pursuant to Section 9.2 of the Credit Agreement, the undersigned Lenders hereby consent to the Covenant Replacement, the Change of Control Replacement and the Other Replacements. The parties hereto agree that an amendment incorporating the Covenant Replacement, Change of Control Replacement and the Other Replacements will be entered into in a form reasonably acceptable to the Administrative Agent and the Borrower.

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SECTION 3. REPRESENTATIONS AND WARRANTIES OF THE BORROWER AND THE GENERAL PARTNER

In order to induce the Lenders and Administrative Agent to enter into this Amendment No. 1, each of the General Partner and the Borrower represents and warrants to the Lenders and the Administrative Agent as follows:

(i) It has the power and authority and legal right to execute and deliver each of this Amendment No. 1 and the Notes described in Section 5D below (collectively, the “Amendment Documents”) and to perform its obligations thereunder and under the Credit Agreement as amended by this Amendment No. 1 (as so amended, the “Amended Credit Agreement”). The execution and delivery by it of the Amendment Documents and the performance of its obligations thereunder and under the Amended Credit Agreement have been duly authorized by proper proceedings, and the Amendment Documents and the Amended Credit Agreement constitute legal, valid and binding obligations of, respectively, the General Partner or the Borrower enforceable against such entity in accordance with their terms, except as enforceability may be limited by bankruptcy, insolvency or similar laws affecting the enforcement of creditors’ rights generally and general principles of equity;

(ii) Neither the execution and delivery by it of the Amendment Documents, nor the consummation of the transactions therein contemplated or contemplated in the Amended Credit Agreement, nor performance of the provisions thereof or of the Amended Credit Agreement will violate any law, rule, regulation, order, writ, judgment, injunction, decree or award binding on, respectively, the General Partner or the Borrower or any of such entity’s Material Subsidiaries or such entity’s or any Material Subsidiary’s articles of incorporation, by-laws, certificate of limited partnership or partnership agreement or the provisions of any indenture, instrument or agreement to which such entity or any of its Material Subsidiaries is a party or is subject, or by which it, or its Property, is bound, or conflict with or constitute a default thereunder, or result in the creation or imposition of any Lien in, of or on the Property of such entity or a Material Subsidiary pursuant to the terms of any such indenture, instrument or agreement other than any violation, conflict, default or creation of a Lien under any indenture, instrument or agreement which could not reasonably be expected to result in a Material Adverse Effect. No order, consent, approval, license, authorization, or validation of, or filing, recording or registration with, or exemption by, any governmental or public body or authority, or any subdivision thereof, is required to authorize, or is required in connection with the execution and delivery of the Amendment Documents or the performance of, or the legality, validity, binding effect or enforceability of, any of the Amendment Documents or the Amended Credit Agreement;

(iii) It is duly organized, validly existing and in good standing under the laws of the State of Indiana, with its principal place of business in Indianapolis, Indiana and is duly qualified as a foreign corporation or partnership, properly licensed (if required), in good standing and has all requisite authority to conduct its business in each jurisdiction in which its business is conducted, except to the extent the failure to be in good standing, or to be so qualified or licensed, or have such authority, could not, in the aggregate, reasonably be expect to have a Material Adverse Effect;

(iv) Each of the representations and warranties made by the Borrower and the General Partner in or pursuant to the Loan Documents are true and correct in all material respects (or, in the case of any representation and warranty that is qualified as to “materiality,” “Material Adverse Effect” or similar language, true and correct (after giving effect to any qualification therein) in all respects) on and as of the Amendment Effective Date as if made on and as of such date except for representations and warranties expressly stated to relate to a specific earlier date, in which case such representations and warranties were true and correct in all material respects (or, in the case of any representation and warranty that is qualified as to “materiality,” “Material Adverse Effect” or similar language, true and correct (after giving effect to any qualification therein) in all respects) as of such earlier date; and

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(v) No Default or Unmatured Default has occurred and is continuing on the Amendment Effective Date and after giving effect to this Amendment No. 1.

SECTION 4. REAFFIRMATION OF GUARANTY

Each of the General Partner and the undersigned Subsidiary Guarantors has read this Amendment No. 1 and consents to the terms hereof and further hereby confirms and agrees that, notwithstanding the effectiveness of this Amendment No. 1, the obligations of the General Partner and such Subsidiary Guarantor under each of the Loan Documents to which the General Partner and such Subsidiary Guarantor is a party shall not be impaired and each of the Loan Documents to which the General Partner and such Subsidiary Guarantor is a party is, and shall continue to be, in full force and effect and is hereby confirmed and ratified in all respects, and shall extend to the New Term Loans made hereunder.

Each of the General Partner, the Subsidiary Guarantors and the Borrower hereby acknowledges and agrees that each reference to the “Credit Agreement” in the defined term “Obligations” under, and as defined in, the Amended and Restated Guaranty and each Subsidiary Guaranty, each dated as of March 26, 2021, by and among the General Partner, the Subsidiary Guarantors, and the Administrative Agent will be understood to refer to the Credit Agreement (as amended hereby).

SECTION 5. CONDITIONS TO EFFECTIVENESS

This Amendment No. 1 shall become effective as of the date hereof (the “Amendment Effective Date”), subject to the satisfaction (or waiver by the Administrative Agent and each Lender) of the following conditions precedent:

A. the Borrower, the General Partner, each Subsidiary Guarantor, the Administrative Agent, and each Lender (including each New Term Loan Lender) shall have indicated their consent hereto by the execution and delivery of the signature pages hereof to the Administrative Agent;

B. the Administrative Agent shall have received a certificate of a Authorized Officer of the Borrower and the General Partner (i) either confirming that there have been no changes to their organizational documents since March 26, 2021, or if there have been changes to their organizational documents since such date, certifying as to such changes, and (ii) certifying as to authorizing resolutions, good standing and incumbency of officers with respect to this Amendment No. 1 and the transactions contemplated hereby;

C. the Administrative Agent shall have received all reasonable, documented out-of-pocket costs and expenses incurred in connection with this Amendment No. 1 for which the Borrower is responsible pursuant to Section 10.6 of the Credit Agreement and for which invoices have been presented at least one Business Day prior to the Amendment Effective Date (including the reasonable fees and expenses of legal counsel to the Administrative Agent for which the Borrower agrees it is responsible pursuant to Section 10.6 of the Credit Agreement);

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D. execution and delivery to the Administrative Agent of a Note made by the Borrower in favor of each New Term Loan Lender that requests a Note in an amount equal to its New Term Loan Commitment hereunder;

E. delivery to the Administrative Agent by Alston & Bird LLP, as counsel to the Borrower and the General Partner, of an opinion addressed to the Lenders and the Administrative Agent in form and substance reasonably satisfactory to the Administrative Agent;

F. payment by the Borrower of any compensation agreed upon in writing by the Borrower to the New Term Loan Lenders and the Administrative Agent due and payable on the Amendment Effective Date in respect of the New Term Loan Commitments;

G. each of the representations and warranties made by the Borrower in or pursuant to the Loan Documents are true and correct in all material respects (or, in the case of any representation and warranty that is qualified as to “materiality,” “Material Adverse Effect” or similar language, true and correct (after giving effect to any qualification therein) in all respects) on and as of the Amendment Effective Date as if made on and as of such date except for representations and warranties expressly stated to relate to a specific earlier date, in which case such representations and warranties were true and correct in all material respects (or, in the case of any representation and warranty that is qualified as to “materiality,” “Material Adverse Effect” or similar language, true and correct (after giving effect to any qualification therein) in all respects) as of such earlier date;

H. both before and after giving effect to the New Term Loan Commitments (1) no Default shall exist on the Amendment Effective Date before or after giving effect to the New Term Loan Commitments; (2) both before and after giving effect to the making of any New Term Loans, each of the conditions set forth in Section 5.2 of the Credit Agreement shall be satisfied, unless waived by each New Term Loan Lender; and (3) the Borrower shall be in pro forma compliance with the covenants set forth in Section 7.20 of the Credit Agreement after giving effect to such New Term Loan Commitments as of the last day of the most recently ended fiscal quarter for which a compliance certificate has been delivered pursuant to Section 7.1(v) of the Credit Agreement; and

I. the Administrative Agent shall have received a certificate of an Authorized Officer of the Borrower certifying that the conditions contained in Section 5H above have been satisfied.

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SECTION 6. MISCELLANEOUS

A. Reference to and Effect on the Credit Agreement and the Other Loan Documents.

(i) On and after the effective date of this Amendment No. 1, each reference in the Credit Agreement to “this Agreement”, “hereunder”, “hereof”, “herein” or words of like import referring to the Credit Agreement and each reference in the other Loan Documents to the “Credit Agreement”, “thereunder”, “thereof” or words of like import referring to the Credit Agreement shall mean and be a reference to the Amended Credit Agreement. This Amendment No. 1 shall be deemed to be a “Loan Document” and an “Additional Credit Extension Amendment” under the Credit Agreement.

(ii) Except as specifically amended by this Amendment No. 1, the Credit Agreement and the other Loan Documents shall remain in full force and effect and are hereby ratified and confirmed.

(iii) The execution, delivery and performance of this Amendment No. 1 shall not, except as expressly provided herein, constitute a waiver of any provision of, or operate as a waiver of any right, power or remedy of the Administrative Agent or any Lender under the Credit Agreement or any of the other Loan Documents.

B. Headings. Section and subsection headings in this Amendment No. 1 are included herein for convenience of reference only and shall not constitute a part of this Amendment No. 1 for any other purpose or be given any substantive effect.

C. Applicable Law. THIS AMENDMENT NO. 1 AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

D. Counterparts; Effectiveness. This Amendment No. 1 may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed an original, but all such counterparts together shall constitute but one and the same instrument; signature pages may be detached from multiple separate counterparts and attached to a single counterpart so that all signature pages are physically attached to the same document. Delivery of an executed counterpart of a signature page to this Amendment No. 1 by telecopy or other electronic means in accordance with Section 15.2 of the Credit Agreement shall be effective as delivery of a manually executed counterpart of this Amendment No. 1.

E. Jurisdictions; Immunities; Waiver of Jury Trial. The provisions of Sections 10.13 and 10.14 of the Credit Agreement shall apply to this Amendment No. 1 and are hereby incorporated by reference.

F. Successors. The provisions of this Amendment No. 1 shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

[Signature Pages Follow]

8

IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 1 to be duly executed and delivered by their respective officers thereunto duly authorized as of the date first written above.

BORROWER:	DUKE REALTY LIMITED PARTNERSHIP, an Indiana limited partnership

	By:	DUKE REALTY CORPORATION, an Indiana corporation, its General Partner

	By:	/s/ Mark A. Denien
		Name:	Mark A. Denien
		Title:	Executive Vice President and Chief Financial Officer

GENERAL PARTNER:	DUKE REALTY CORPORATION, an Indiana corporation

	By:	/s/ Mark A. Denien
		Name:	Mark A. Denien
		Title:	Executive Vice President and Chief Financial Officer

[Signature Page to Amendment No. 1 to Amended and Restated Revolving Credit Agreement]

SUBSIDIARY GUARANTORS:	DUKE REALTY OHIO, an Indiana general partnership

	By:	Duke Realty Limited Partnership, an Indiana limited partnership, its managing partner

	By:	Duke Realty Corporation, an Indiana Corporation, its general partner

	By:	/s/ Mark A. Denien
	Name:	Mark A. Denien
	Title:	Executive Vice President and Chief Financial Officer

DUKE CONSTRUCTION LIMITED PARTNERSHIP, an Indiana limited partnership

	By:	Duke Business Centers Corporation, an Indiana corporation, its general partner

	By:	/s/ Mark A. Denien
	Name:	Mark A. Denien
	Title:	Executive Vice President and Chief Financial Officer

[Signature Page to Amendment No. 1 to Amended and Restated Revolving Credit Agreement]

LENDERS:	JPMORGAN CHASE BANK, N.A., Individually and as Administrative Agent

	By:	/s/ Cody A. Canafax
Name: Cody A. Canafax
Title: Vice President

[Signature Page to Amendment No. 1 to Amended and Restated Revolving Credit Agreement]

WELLS FARGO BANK, NATIONAL ASSOCIATION

By:	/s/ Mathew Kuhn
Name: Mathew Kuhn
Title: Director

[Signature Page to Amendment No. 1 to Amended and Restated Revolving Credit Agreement]

MORGAN STANLEY BANK, NA

By:	/s/ Jack Kuhns
Name: Jack Kuhns
Title: Authorized Signatory

[Signature Page to Amendment No. 1 to Amended and Restated Revolving Credit Agreement]

REGIONS BANK

By:	/s/ Walter E. Rivadeneira
Name: Walter E. Rivadeneira
Title: Sr. V.P.

[Signature Page to Amendment No. 1 to Amended and Restated Revolving Credit Agreement]

THE BANK OF NOVA SCOTIA

By:	/s/ Sacha Boxill
Name: Sacha Boxill
Title: Director

[Signature Page to Amendment No. 1 to Amended and Restated Revolving Credit Agreement]

BARCLAYS BANK PLC

By:	/s/ Craig Malloy
Name: Craig Malloy
Title: Director

[Signature Page to Amendment No. 1 to Amended and Restated Revolving Credit Agreement]

PNC BANK, NATIONAL ASSOCIATION

By:	/s/ James A. Harmann
Name: James A. Harmann
Title: Senior Vice President

[Signature Page to Amendment No. 1 to Amended and Restated Revolving Credit Agreement]

ROYAL BANK OF CANADA

By:	/s/ Edward L. Mckenna
Name: Edward L. Mckenna
Title: Authorized Signatory

[Signature Page to Amendment No. 1 to Amended and Restated Revolving Credit Agreement]

TRUIST BANK

By:	/s/ C. Vincent Hughes, Jr.
Name: C. Vincent Hughes, Jr.
Title: Director

[Signature Page to Amendment No. 1 to Amended and Restated Revolving Credit Agreement]

U.S. BANK NATIONAL ASSOCIATION

By:	/s/ Curt M. Steiner
Name: Curt M. Steiner
Title: Senior Vice President

[Signature Page to Amendment No. 1 to Amended and Restated Revolving Credit Agreement]

CITIBANK, N.A.

By:	/s/ Christopher J. Albano
Name: Christopher J. Albano
Title: Authorized Signatory

[Signature Page to Amendment No. 1 to Amended and Restated Revolving Credit Agreement]

ASSOCIATED BANK, NATIONAL ASSOCIATION

By:	/s/ Mitchell Vega
Name: Mitchell Vega
Title: Senior Vice President

[Signature Page to Amendment No. 1 to Amended and Restated Revolving Credit Agreement]

THE NORTHERN TRUST COMPANY

By:	/s/ Dawn Shires
Name: Dawn Shires
Title: Second Vice President

[Signature Page to Amendment No. 1 to Amended and Restated Revolving Credit Agreement]

~~Execution Version~~

<Exhibit A>

AMENDED AND RESTATED

REVOLVING CREDIT <AND TERM LOAN >AGREEMENT

DATED AS OF MARCH 26, 2021

AMONG

DUKE REALTY LIMITED PARTNERSHIP

AS BORROWER,

DUKE REALTY CORPORATION

AS GENERAL PARTNER AND GUARANTOR,

JPMORGAN CHASE BANK, N.A.

AS ADMINISTRATIVE AGENT AND LENDER,

JPMORGAN CHASE BANK, N.A.

AND

WELLS FARGO SECURITIES, LLC

AS JOINT LEAD ARRANGERS AND JOINT BOOK RUNNERS,

THE BANK OF NOVA SCOTIA

AND

REGIONS CAPITAL MARKETS, A DIVISION OF REGIONS BANK,

AS JOINT LEAD ARRANGERS

AND

WELLS FARGO BANK, NATIONAL ASSOCIATION,

AS SYNDICATION AGENT

AND

THE BANK OF NOVA SCOTIA, REGIONS BANK,

MORGAN STANLEY SENIOR FUNDING, INC., BARCLAYS BANK PLC,

CITIBANK, N.A., PNC BANK, NATIONAL ASSOCIATION,

ROYAL BANK OF CANADA, TRUIST BANK, AND

U.S. BANK NATIONAL ASSOCIATION,

AS DOCUMENTATION AGENTS< FOR THE REVOLVING CREDIT FACILITY>

<THE BANK OF NOVA SCOTIA, REGIONS BANK,

MORGAN STANLEY SENIOR FUNDING, INC.,

PNC BANK NATIONAL ASSOCIATION AND U.S. BANK NATIONAL ASSOCIATION,

AS DOCUMENTATION AGENTS FOR THE INITIAL NEW TERM LOAN FACILITY>

AND

J.P. MORGAN SECURITIES LLC,

AS SUSTAINABILITY STRUCTURING AGENT

Page

ARTICLE I DEFINITIONS; RULES OF INTERPRETATION		1

1.1.	Definitions	1

1.2.	Classification of Loans and Borrowings	~~35~~<38>

1.3.	Terms Generally	~~35~~<38>

1.4.	Interest Rates; ~~LIBOR~~<Benchmark> Notification	~~36~~<39>

1.5.	Letter of Credit Amounts	~~37~~<40>

1.6.	Divisions	~~37~~<40>

ARTICLE II THE CREDIT		~~37~~<40>

2.1.	Commitments	~~37~~<40>

2.2.	Final Principal Payments	~~37~~<41>

2.3.	Loans	~~37~~<41>

2.4.	Applicable Margins	~~38~~<41>

2.5.	Facility Fee	~~38~~<42>

2.6.	Other Fees	~~38~~<42>

2.7.	Voluntary Reduction of Aggregate Revolving Credit Commitment Amount	~~38~~<42>

2.8.	Minimum Amount of Each Advance	~~39~~<42>

2.9.	Optional Principal Payments	~~39~~<43>

2.10.	Method of Selecting Types and Interest Periods for New Advances	~~39~~<43>

2.11.	Conversion and Continuation of Outstanding Advances	~~40~~<44>

2.12.	Changes in Interest Rate, Etc	~~40~~<44>

2.13.	Rates Applicable After Default	~~40~~<44>

2.14.	[Reserved]	~~41~~<45>

2.15.	Competitive Bid Loans	~~41~~<45>

2.16.	Method of Payment	~~45~~<49>

2.17.	Notes; Telephonic Notices	~~45~~<50>

2.18.	Interest Payment Dates; Interest and Fee Basis	~~46~~<50>

2.19.	Notification of Advances, Interest Rates and Prepayments	~~46~~<50>

2.20.	Lending Installations	~~46~~<51>

2.21.	Non-Receipt of Funds by the Administrative Agent	~~46~~<51>

2.22.	Usury	~~47~~<51>

i

(continued)

Page

2.23.	Applications of Moneys Received	~~47~~<52>

2.24.	Defaulting Lenders	~~50~~<54>

2.25.	Incremental Loans	~~52~~<57>

ARTICLE III THE LETTER OF CREDIT SUBFACILITY		~~55~~<59>

3.1.	Obligations to Issue	~~55~~<59>

3.2.	Types and Amounts	~~55~~<59>

3.3.	Conditions	~~56~~<60>

3.4.	Procedure for Issuance of Facility Letters of Credit	~~56~~<61>

3.5.	Administration; Reimbursement by Revolving Credit Lenders	~~58~~<62>

3.6.	Reimbursement by Borrower	~~58~~<63>

3.7.	Obligations Absolute	~~59~~<63>

3.8.	Actions of Issuing Bank	~~59~~<64>

3.9.	Indemnification	~~60~~<64>

3.10.	Lenders’ Indemnification	~~60~~<65>

3.11.	Participation	~~61~~<65>

3.12.	Compensation for Facility Letters of Credit	~~61~~<66>

3.13.	Expiration after the Termination Date	~~62~~<66>

3.14.	Letter of Credit Collateral Account	~~62~~<66>

3.15.	Existing Letters of Credit	~~64~~<68>

ARTICLE IV CHANGE IN CIRCUMSTANCES		~~64~~<69>

4.1.	Yield Protection	~~64~~<69>

4.2.	Changes in Capital Adequacy Regulations	~~65~~<70>

~~4.3.~~	~~Availability of Types of Advances~~	~~66~~

<4.3.	Alternate Rate of Interest	70>

4.4.	Funding Indemnification	~~68~~<73>

4.5.	Payment Free of Taxes	~~68~~<74>

4.6.	Lender Statements; Survival of Indemnity	~~72~~<77>

4.7.	Replacement of Lenders under Certain Circumstances	~~72~~<78>

ARTICLE V CONDITIONS PRECEDENT		~~73~~<78>

5.1.	Effective Date	~~73~~<78>

(continued)

Page

5.2.	Each Credit Extension	~~75~~<81>

ARTICLE VI REPRESENTATIONS AND WARRANTIES		~~76~~<81>

6.1.	Existence	~~76~~<81>

6.2.	Authorization and Validity	~~76~~<82>

6.3.	No Conflict; Government Consent	~~76~~<82>

6.4.	Financial Statements; Material Adverse Change	~~77~~<82>

6.5.	Taxes	~~77~~<82>

6.6.	Litigation and Guarantee Obligations	~~77~~<83>

6.7.	Subsidiaries	~~77~~<83>

6.8.	ERISA	~~78~~<83>

6.9.	Accuracy of Information	~~78~~<83>

6.10.	Margin Stock	~~78~~<83>

6.11.	Material Agreements	~~78~~<83>

6.12.	Compliance With Laws	~~78~~<84>

6.13.	Ownership of Properties	~~78~~<84>

6.14.	Investment Company Act	~~79~~<84>

6.15.	[Reserved]	~~79~~<84>

6.16.	Solvency	~~79~~<84>

6.17.	Insurance	~~79~~<84>

6.18.	REIT Status	~~79~~<84>

6.19.	Environmental Matters	~~79~~<85>

6.20.	Unencumbered Assets	~~80~~<86>

6.21.	Plan Assets; Prohibited Transactions	~~82~~<87>

6.22.	Anti-Corruption Laws and Sanctions	~~82~~<88>

6.23.	Affected Financial Institutions	~~82~~<88>

ARTICLE VII COVENANTS		~~82~~<88>

7.1.	Financial Reporting	~~83~~<88>

7.2.	Use of Proceeds	~~85~~<90>

7.3.	Notice of Default	~~85~~<91>

7.4.	Conduct of Business	~~86~~<91>

(continued)

Page

7.5.	Taxes	~~86~~<91>

7.6.	Insurance	~~86~~<92>

7.7.	Compliance with Laws	~~86~~<92>

7.8.	Maintenance of Properties	~~86~~<92>

7.9.	Inspection	~~86~~<92>

7.10.	Maintenance of Status	~~87~~<92>

7.11.	Dividends	~~87~~<92>

7.12.	Merger; Sale of Assets	~~87~~<93>

7.13.	[Reserved]	~~88~~<93>

7.14.	[Reserved]	~~88~~<93>

7.15.	Liens	~~88~~<94>

7.16.	Affiliates	~~89~~<95>

7.17.	Interest Rate Hedging	~~89~~<95>

7.18.	Subsidiary Guaranty	~~90~~<95>

7.19.	[Reserved]	~~90~~<96>

7.20.	Indebtedness and Cash Flow Covenants	~~90~~<96>

7.21.	Environmental Matters	~~91~~<97>

7.22.	[Reserved]	~~92~~<97>

7.23.	Borrower’s Partnership Agreement	~~92~~<98>

7.24.	Plan Assets	~~92~~<98>

7.25.	Notice of Rating Change	~~92~~<98>

ARTICLE VIII DEFAULTS		~~92~~<98>

ARTICLE IX ACCELERATION, WAIVERS, AMENDMENTS AND REMEDIES		~~95~~<101>

9.1.	Acceleration	~~95~~<101>

9.2.	Amendments	~~96~~<101>

9.3.	Preservation of Rights	~~98~~<104>

ARTICLE X GENERAL PROVISIONS		~~98~~<104>

10.1.	Survival of Representations	~~98~~<104>

10.2.	Governmental Regulation	~~98~~<104>

10.3.	Headings	~~98~~<104>

(continued)

Page
10.4.	Entire Agreement	~~99~~<104>

10.5.	Several Obligations; Benefits of this Agreement	~~99~~<104>

10.6.	Expenses; Indemnification	~~99~~<105>

10.7.	Numbers of Documents	~~100~~<106>

10.8.	Accounting	~~100~~<106>

10.9.	Severability of Provisions	~~101~~<106>

10.10.	Nonliability of Lenders	~~101~~<107>

10.11.	Publicity	~~101~~<107>

10.12.	CHOICE OF LAW	~~101~~<107>

10.13.	CONSENT TO JURISDICTION	~~102~~<107>

10.14.	WAIVER OF JURY TRIAL	~~102~~<108>

10.15.	Agent Responsibilities	~~102~~<108>

10.16.	USA PATRIOT ACT	~~103~~<108>

10.17.	Service of Process	~~103~~<108>

10.18.	Acknowledgement and Consent to Bail-In of Affected Financial Institutions	~~103~~<109>

10.19.	Acknowledgement Regarding Any Supported QFCs	~~103~~<109>

ARTICLE XI THE ADMINISTRATIVE AGENT AND AGREEMENTS AMONG LENDERS		~~104~~<110>

11.1.	Administrative Agent	~~104~~<110>

11.2.	Powers	~~104~~<110>

11.3.	General Immunity	~~105~~<111>

11.4.	No Responsibility for Loans, Recitals, Etc.	~~105~~<111>

11.5.	Action on Instructions of Lenders	~~106~~<111>

11.6.	Employment of Sub-Agents	~~106~~<112>

11.7.	Reliance on Documents; Counsel	~~106~~<112>

11.8.	Administrative Agent’s Reimbursement and Indemnification	~~107~~<112>

11.9.	Rights as a Lender	~~108~~<114>

11.10.	Lender Credit Decision	~~109~~<114>

11.11.	Successor Administrative Agent	~~109~~<115>

11.12.	Notice of Defaults	~~110~~<116>

v

(continued)

Page

11.13.	Copies of Documents	~~110~~<116>

11.14.	No Other Duties, Etc.	~~110~~<116>

11.15.	Certain ERISA Matters	~~110~~<116>

11.16.	No Third Party Beneficiaries	~~112~~<118>

11.17.	Survival	~~112~~<118>

ARTICLE XII SETOFF; RATABLE PAYMENTS		~~112~~<118>

12.1.	Setoff	~~112~~<118>

12.2.	Ratable Payments	~~112~~<118>

ARTICLE XIII BENEFIT OF AGREEMENT; ASSIGNMENTS; PARTICIPATIONS		~~113~~<119>

13.1.	Benefit of Agreement	~~113~~<119>

13.2.	Assignments	~~113~~<119>

13.3.	Participations	~~116~~<122>

13.4.	Designation of Lender to Make Competitive Bid Loans	~~117~~<123>

13.5.	Dissemination of Information	~~117~~<123>

13.6.	Tax Treatment	~~118~~<124>

13.7.	Confidentiality	~~118~~<124>

ARTICLE XIV NOTICES		~~118~~<125>

14.1.	Notices; Effectiveness; Electronic Communication	~~118~~<125>

14.2.	Change of Address, Etc.	~~121~~<128>

ARTICLE XV COUNTERPARTS		~~121~~<128>

15.1.	Counterparts; Integration; Effectiveness	~~121~~<128>

15.2.	Electronic Execution of Assignments	~~121~~<128>

ARTICLE XVI TRANSITIONAL ARRANGEMENTS		~~122~~<129>

16.1.	Existing Credit Agreement Superseded	~~122~~<129>

16.2.	Interest and Fees Under Existing Credit Agreements	~~123~~<130>

16.3.	Existing Guaranties	~~123~~<130>

Exhibits

Exhibit A	-	Pricing Schedule
Exhibit B-1	-	Form of Revolving Credit Note
Exhibit B-2	-	Form of Competitive Bid Note
Exhibit C-1	-	Form of Competitive Bid Quote Request
Exhibit C-2	-	Form of Invitation for Competitive Bid Quotes
Exhibit C-3	-	Form of Competitive Bid Quote
Exhibit D	-	[Reserved]
Exhibit E	-	Loan/Credit Related Money Transfer Instruction
Exhibit F	-	Compliance Certificate
Exhibit H	-	Assignment and Assumption Agreement
Exhibit I	-	Designation Agreement
Exhibit J	-	[Reserved]
Exhibit K	-	Form of Subsidiary Guaranty
Exhibit L-1	-	U.S. Tax Certificate (For Non-U.S. Lenders that are not Partnerships for U.S. Federal Income Tax Purposes)
Exhibit L-2	-	U.S. Tax Certificate (For Non-U.S. Lenders that are not Partnerships for U.S. Federal Income Tax Purposes)
Exhibit L-3	-	U.S. Tax Certificate (For Non-U.S. Participants that are Partnerships for U.S. Federal Income Tax Purposes)
Exhibit L-4	-	U.S. Tax Certificate (For Non-U.S. Participants that are Partnerships for U.S. Federal Income Tax Purposes)

Schedules

Schedule SG	-	Subsidiary Guarantors
Schedule EG	-	Eligible Ground Leases
Schedule L	-	Revolving Credit Commitments of Lenders; Letter of Credit Commitments of Issuing Banks
Schedule 1	-	Subsidiaries and Other Investments
Schedule 2	-	Indebtedness and Liens
Schedule 3	-	Unencumbered Assets
Schedule 3.15	-	Existing Letters of Credit
Schedule 6.19	-	Environmental Matters

AMENDED AND RESTATED

REVOLVING CREDIT< AND TERM LOAN> AGREEMENT

This Agreement, dated as of March 26, 2021, is among Duke Realty Limited Partnership, an Indiana limited partnership (the “Borrower”), Duke Realty Corporation, an Indiana corporation (the “General Partner” and the “Guarantor”), JPMorgan Chase Bank, N.A., as Lead Left Arranger (“JPMCB”) and Wells Fargo Securities, LLC, as Lead Right Arranger (together with JPMCB, the “Arrangers”), JPMCB as a Lender and not individually, but as Administrative Agent, and the several banks, financial institutions and other entities from time to time parties to this Agreement as Lenders.

RECITALS

A. The Borrower is primarily engaged in the business of purchasing, developing, owning, operating, leasing and managing industrial (including cold storage facilities, truck terminals, trailer lots and storage yards), medical office and office properties.

B. The General Partner, the Borrower’s sole general partner, is listed on the New York Stock Exchange and is qualified as a real estate investment trust. As of December 31, 2020, the General Partner owned approximately 99.1% of the total partnership units in the Borrower and various limited partners in the Borrower own approximately 0.9% of such partnership units.

C. The Borrower, the General Partner, the Administrative Agent, and certain of the Lenders are parties to an Amended and Restated Revolving Credit Agreement dated as of October 11, 2017 (as previously amended, the “Existing Credit Agreement”) pursuant to which the Lenders that are parties thereto agreed to make revolving credit loans and otherwise extend credit to the Borrower.

D. The Borrower and the General Partner have requested that the Lenders amend and restate the Existing Credit Agreement as provided herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, the parties hereto amend and restate in their entirety the Existing Credit Agreement as follows:

ARTICLE I

DEFINITIONS; RULES OF INTERPRETATION

1.1. Definitions.

As used in this Agreement:

“ABR Advance” means an Advance which bears interest at the ABR Rate.

“ABR Applicable Margin” means, as of any date, the Applicable Margin in effect on such date with respect to ABR Advances and ABR Loans.

“ABR Loan” means a Loan which bears interest at the ABR Rate.

“ABR Rate” means, for any day, a rate per annum equal to (i) the Alternate Base Rate for such day plus (ii) ABR Applicable Margin for such day, in each case changing when and as the Alternate Base Rate changes.

“Absolute Interest Period” means, with respect to a Competitive Bid Loan made at an Absolute Rate, a period of one, ~~two,~~ three or six months as requested by the Borrower in a Competitive Bid Quote Request and confirmed by a Revolving Credit Lender in a Competitive Bid Quote but in no event extending beyond the Revolving Credit Termination Date. If an Absolute Interest Period would end on a day which is not a Business Day, such Absolute Interest Period shall end on the next succeeding Business Day.

“Absolute Rate” means a fixed rate of interest (rounded to the nearest 1/100 of 1%) for an Absolute Interest Period with respect to a Competitive Bid Loan offered by a Revolving Credit Lender and accepted by the Borrower at such rate.

“Acquisition Asset” means, as of any date of determination, any improved, income- producing Project that has been owned by the Borrower, the General Partner or their Subsidiaries for fewer than twenty-four (24) months or the Borrower’s pro rata share of any improved, income-producing real estate asset owned by an Investment Affiliate that is operated or intended to be operated as an office, medical office, industrial (including cold storage facilities, truck terminals, trailer lots and storage yards) or retail property that has been owned by such Investment Affiliate for fewer than twenty-four (24) months, unless the Borrower has made a one-time election to treat such Project or income-producing real estate asset as a Stabilized Property (and no longer treat such Project or income-producing real estate asset as an Acquisition Asset).

“Additional Credit Extension Amendment” means an amendment to this Agreement providing for any New Term Loans or New Revolving Credit Commitments, as applicable, which shall be consistent with the applicable provisions of this Agreement relating to New Term Loans or New Revolving Credit Commitments and otherwise reasonably satisfactory to the Administrative Agent, the Borrower and the New Revolving Lenders or New Term Loan Lenders, as applicable.

<“Adjusted Term SOFR Rate” means, for any Term Benchmark Interest Period, an interest rate per annum equal to (a) the Term SOFR Rate for such Term Benchmark Interest Period, plus (b) 0.10%; provided that if the Adjusted Term SOFR Rate as so determined would be less than the Floor, such rate shall be deemed to be equal to the Floor for the purposes of this Agreement.>

“Administrative Agent” means JPMCB, together with its affiliates, in its capacity as administrative agent for the Lenders pursuant to Article XI, and not in its individual capacity as a Lender, and any successor Administrative Agent appointed pursuant to Article XI.

“Advance” means a borrowing hereunder consisting of the aggregate amount of the several Loans (including Competitive Bid Loans) of a specific Class made by some or all of the Lenders of the applicable Facility to the Borrower of the same Type and, in the case of ~~LIBOR~~<Term Benchmark> Advances, for the same Interest Period; provided that if any such borrowing (or portion thereof) is combined or subdivided pursuant to a Conversion/Continuation Notice, the term “Advance” shall refer to the combined principal amount resulting from such combination or to each of the separate principal amounts resulting from such subdivision, as the case may be.

“Adjusted EBITDA” means EBITDA less Capital Expenditure Reserve Amount.

“Administrative Questionnaire” means an Administrative Questionnaire in a form supplied by the Administrative Agent.

“Affected Financial Institution” means (a) any EEA Financial Institution or (b) any UK Financial Institution.

“Affiliate” of any Person means any other Person directly or indirectly controlling, controlled by or under common control with such Person. A Person shall be deemed to control another Person if the controlling Person owns 15% or more of any class of voting securities (or other ownership interests) of the controlled Person or possesses, directly or indirectly, the power to direct or cause the direction of the management or policies of the controlled Person, whether through ownership of stock, by contract or otherwise. In no event shall the Administrative Agent or any Lender be deemed to be an Affiliate of the Borrower.

“Agent Parties” is defined in Section 14.1(b).

“Aggregate Revolving Credit Commitment” means the aggregate of the Revolving Credit Commitments of all the Revolving Credit Lenders, which initially shall be $1,200,000,000, and which may be increased in accordance with Section 2.25.

“Agreement” means this Amended and Restated Revolving Credit Agreement, as it may be amended, restated, amended and restated or modified and in effect from time to time.

“Allocated Facility Amount” means, at any time, the sum of all then outstanding Advances under the Revolving Facility and the then outstanding Facility Letter of Credit Obligations.

“Alternate Base Rate” means, for any day, a rate ~~of interest~~ per annum equal to the ~~highest~~<greatest > of (~~i~~<a>) the Prime Rate in effect on such day, (~~ii~~<b >) ~~the sum of~~ the NYFRB Rate in effect on such day plus ~~0.5% per annum~~<1⁄2 of 1%> and (~~iii~~<c>) the ~~LIBOR Base~~<Adjusted Term SOFR> Rate for a one month ~~LIBOR~~<Term Benchmark> Interest Period ~~on~~<as published two U.S. Government Securities Business Days prior to> such day (or if such day is not a Business Day, the immediately preceding Business Day) plus 1%~~,~~<; > provided that ~~the LIBOR Base~~<for the purpose of this definition, the Adjusted Term SOFR> Rate for any day shall be based on the ~~LIBO Screen~~<Term SOFR Reference> Rate at approximately ~~11:00~~<5:00> a.m. ~~London~~<Chicago> time on such day~~, subject to the interest rate floors set forth therein~~< (or any amended publication time for the Term SOFR Reference Rate, as specified by the CME Term SOFR Administrator in the Term SOFR Reference Rate methodology)>. Any change in the Alternate Base Rate due to a change in the Prime Rate, the NYFRB Rate or the ~~LIBOR Base~~<Adjusted Term SOFR> Rate shall be effective from and including the effective date of such change in the Prime Rate, the NYFRB Rate or the ~~LIBOR Base~~<Adjusted Term SOFR> Rate, respectively. If the Alternate Base Rate is being used as an alternate rate of interest pursuant to Section 4.3 ~~hereof~~ (for the avoidance of doubt, only until the Benchmark Replacement has been determined pursuant to Section 4.3(b)), then the Alternate Base Rate shall be the greater of ~~clause~~<clauses> (i<a>) and (~~ii~~<b >) above and shall be determined without reference to clause (~~iii~~<c>) above. For the avoidance of doubt, if the Alternate Base Rate ~~shall~~<as determined pursuant to the foregoing would> be less than ~~1~~<1.0>%, such rate shall be deemed to be ~~1~~<1.0>% for purposes of this Agreement.

<“Amendment No. 1” means Amendment No. 1 to this Agreement dated as of May , 2022.>

“Anti-Corruption Laws” means all laws, rules, and regulations of any jurisdiction applicable to the Borrower or any of its Subsidiaries from time to time concerning or relating to bribery, money-laundering or corruption.

“Applicable Laws” is defined in Section 6.20.2.

“Applicable Margin” means the applicable margin set forth in the table on Exhibit A used in calculating the interest rate applicable to the various Types and Classes of Advances which shall vary from time to time in accordance with the Borrower’s long term unsecured debt ratings and as otherwise set forth on Exhibit A.

“Approved Fund” is defined in Section 13.2.

“Arrangers” is defined in the introductory paragraph hereto.

“Article” means an article of this Agreement unless another document is specifically referenced.

“Assets Under Development” means, as of any date of determination, any Project owned by the Borrower or any of its Subsidiaries on which the construction of a new income-producing building or buildings has been commenced and is continuing or the Borrower’s pro rata share of any real estate asset owned by an Investment Affiliate that is operated or intended to be operated as an office, medical office, industrial (including cold storage facilities, truck terminals, trailer lots and storage yards) or retail property and on which the construction of new income-producing building or buildings has been commenced and is continuing. Any such Project or real estate asset shall be treated as an Asset Under Development until the earlier of eighteen (18) months after the date of completion of construction or the achievement of an occupancy rate of eighty- five percent (85%), unless the Borrower has made a one-time election to treat such Project or real estate asset as a Stabilized Property (and no longer treat such Project or real estate asset as an Asset Under Development).

“Assignee” is defined in Section 13.2.

“Assignment and Assumption” means an assignment and assumption entered into by a Lender and an assignee (with the consent of any party whose consent is required by Section 13.2), and accepted by the Administrative Agent, in the form of Exhibit H or any other form (including electronic records generated by the use of an electronic platform) approved by the Administrative Agent.

“Authorized Officer” means any of James B. Connor, Ann C. Dee, Mark A. Denien, Christopher L. Donovan, Neal A. Lewis or Mark J. Milnamow acting singly. The list of Authorized Officers may be changed by a notice to Administrative Agent from one of the Authorized Officers.

“Available Tenor” means, as of any date of determination and with respect to the then- current Benchmark, as applicable, any tenor for such Benchmark< (or component thereof)> or payment period for interest calculated with reference to such Benchmark< (or component thereof)>, as applicable, that is or may be used for determining the length of an <Term Benchmark >Interest Period< for any term rate or otherwise, for determining any frequency of making payments of interest calculated> pursuant to this Agreement as of such date and not including, for the avoidance of doubt, any tenor for such Benchmark that is then-removed from the definition of “<Term Benchmark >Interest Period” pursuant to clause (~~f~~<e >) of Section 4.3.

“Bail-In Action” means the exercise of any Write-Down and Conversion Powers by the applicable Resolution Authority in respect of any liability of an Affected Financial Institution.

“Bail-In Legislation” means (a) with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law, regulation rule or requirement for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule and (b) with respect to the United Kingdom, Part I of the United Kingdom Banking Act 2009 (as amended from time to time) and any other law, regulation or rule applicable in the United Kingdom relating to the resolution of unsound or failing banks, investment firms or other financial institutions or their affiliates (other than through liquidation, administration or other insolvency proceedings).

“Bankruptcy Event” is defined in the definition of “Defaulting Lender”.

“Benchmark” means, initially, <with respect to any Term Benchmark Loan, >the ~~LIBOR~~<Term SOFR> Rate; provided that if a Benchmark Transition Event, ~~a Term SOFR Transition Event or an Early Opt-in Election, as applicable,~~ and ~~its~~<the> related Benchmark Replacement Date have occurred with respect to the ~~LIBOR~~<Term SOFR> Rate or the then- current Benchmark, then “Benchmark” means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate pursuant to clause (b~~) or clause (c~~) of Section 4.3.

“Benchmark Replacement” means, for any Available Tenor, ~~the first alternative set forth in the order below that can be determined by the Administrative Agent for the applicable Benchmark Replacement Date:~~

~~(1) the sum of: (a) Term SOFR and (b) the related Benchmark Replacement Adjustment;~~

~~(2) the sum of: (a) Daily Simple SOFR and (b) the related Benchmark Replacement Adjustment;~~

~~(3)~~ the sum of: (a) the alternate benchmark rate that has been selected by the Administrative Agent and the Borrower as the replacement for the then-current Benchmark for the applicable Corresponding Tenor giving due consideration to (i) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Governmental Body or (ii) any evolving or then-prevailing market convention for determining a benchmark rate as a replacement for the then-current Benchmark for dollar- denominated syndicated credit facilities at such time <in the United States >and (b) the related Benchmark Replacement Adjustment;

~~provided that, in the case of clause (1), such Unadjusted Benchmark Replacement is displayed on a screen or other information service that publishes such rate from time to time as selected by the Administrative Agent in its reasonable discretion; provided further that, notwithstanding anything to the contrary in this Agreement or in any other Loan Document, upon the occurrence of a Term SOFR Transition Event, and the delivery of a Term SOFR Notice, on the applicable Benchmark Replacement Date the “Benchmark Replacement” shall revert to and shall be deemed to be the sum of (a) Term SOFR and (b) the related Benchmark Replacement Adjustment, as set forth in clause (1) of this definition (subject to the first proviso above).~~<. >If the Benchmark Replacement ~~as determined pursuant to clause (1), (2) or (3) above~~ would be less than the Floor, the Benchmark Replacement will be deemed to be the Floor for the purposes of this Agreement and the other Loan Documents.

“Benchmark Replacement Adjustment” means, with respect to any replacement of the then-current Benchmark with an Unadjusted Benchmark Replacement for any applicable< Term Benchmark> Interest Period and Available Tenor for any setting of such Unadjusted Benchmark Replacement~~:~~

~~(1) for purposes of clauses (1) and (2) of the definition of “Benchmark Replacement,” the first alternative set forth in the order below that can be determined by the Administrative Agent:~~

~~(a) the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) as of the Reference Time such Benchmark Replacement is first set for such Interest Period that has been selected or recommended by the Relevant Governmental Body for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for the applicable Corresponding Tenor;~~

~~(b) the spread adjustment (which may be a positive or negative value or zero) as of the Reference Time such Benchmark Replacement is first set for such Interest Period that would apply to the fallback rate for a derivative transaction referencing the ISDA Definitions to be effective upon an index cessation event with respect to such Benchmark for the applicable Corresponding Tenor; and~~

~~(2) for purposes of clause (3) of the definition of “Benchmark Replacement,”~~<,> the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by the Administrative Agent and the Borrower for the applicable Corresponding Tenor giving due consideration to (i) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement by the Relevant Governmental Body on the applicable Benchmark Replacement Date <and/>or (ii) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for dollar-denominated syndicated credit facilities;

~~provided that, in the case of clause (1) above, such adjustment is displayed on a screen or other information service that publishes such Benchmark Replacement Adjustment from time to time as selected by the Administrative Agent in its reasonable discretion~~< at such time>.

“Benchmark Replacement Conforming Changes” means, with respect to any Benchmark Replacement< and/or any Term Benchmark Loan>, any technical, administrative or operational changes (including changes to the definition of “Alternate Base Rate,” the definition of “Business Day,” the definition of “<U.S. Government Securities Business Day,” the definition of “Term Benchmark >Interest Period,” timing and frequency of determining rates and making payments of interest, timing of borrowing requests or prepayment, conversion or continuation notices, length of lookback periods, the applicability of breakage provisions, and other technical, administrative or operational matters) that the Administrative Agent decides <(>in ~~its reasonable discretion~~<consultation with the Borrower)> may be appropriate to reflect the adoption and implementation of such Benchmark ~~Replacement~~ and to permit the administration thereof by the Administrative Agent in a manner substantially consistent with market practice (or, if the Administrative Agent decides that adoption of any portion of such market practice is not administratively feasible or if the Administrative Agent determines that no market practice for the administration of such Benchmark ~~Replacement~~ exists, in such other manner of administration as the Administrative Agent decides< (in consultation with the Borrower)> is reasonably necessary in connection with the administration of this Agreement and the other Loan Documents).

“Benchmark Replacement Date” means<, with respect to any Benchmark,> the earliest to occur of the following events with respect to ~~the~~<such> then-current Benchmark:

(1) in the case of clause (1) or (2) of the definition of “Benchmark Transition Event,” the later of (a) the date of the public statement or publication of information referenced therein and (b) the date on which the administrator of such Benchmark (or the published component used in the calculation thereof) permanently or indefinitely ceases to provide all Available Tenors of such Benchmark (or such component thereof);< or>

(2) in the case of clause (3) of the definition of “Benchmark Transition Event,” the< first> date ~~of~~<on which such Benchmark (or the published component used in the calculation thereof) has been determined and announced by the regulatory supervisor for the administrator of such Benchmark (or such component thereof) to be no longer representative; provided, that such non-representativeness will be determined by reference to> the ~~public~~<most recent> statement or publication ~~of information~~ referenced ~~therein;~~

~~(3)~~ in ~~the case of a Term SOFR Transition Event, the date that is thirty (30) days after the date a Term SOFR Notice is provided to the Lenders and the Borrower pursuant to Section 4.3(c); or~~<such clause (c) and even if any Available Tenor of such Benchmark (or such component thereof) continues to be provided on such date.>

~~(4) in the case of an Early Opt-in Election, the sixth (6th) Business Day after the date notice of such Early Opt-in Election is provided to the Lenders, so long as the Administrative Agent has not received, by 5:00 p.m. (New York City time) on the fifth (5th) Business Day after the date notice of such Early Opt-in Election is provided to the Lenders, written notice of objection to such Early Opt-in Election from Lenders comprising the Required Lenders.~~

For the avoidance of doubt, (i) if the event giving rise to the Benchmark Replacement Date occurs on the same day as, but earlier than, the Reference Time in respect of any determination, the Benchmark Replacement Date will be deemed to have occurred prior to the Reference Time for such determination and (ii) the “Benchmark Replacement Date” will be deemed to have occurred in the case of clause (1) or (2) with respect to any Benchmark upon the occurrence of the applicable event or events set forth therein with respect to all then-current Available Tenors of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Transition Event” means<, with respect to any Benchmark,> the occurrence of one or more of the following events with respect to ~~the~~<such> then-current Benchmark:

(1) a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that such administrator has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof), permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof);

(2) a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof), the Federal Reserve Board, the NYFRB, <the CME Term SOFR Administrator, >an insolvency official with jurisdiction over the administrator for such Benchmark (or such component), a resolution authority with jurisdiction over the administrator for such Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark (or such component), <in each case, >which states that the administrator of such Benchmark (or such component) has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof) permanently or indefinitely,<;> provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof); or

(3) a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that all Available Tenors of such Benchmark (or such component thereof) are no longer<, or as of a specified future date will no longer be,> representative.

For the avoidance of doubt, a “Benchmark Transition Event” will be deemed to have occurred with respect to any Benchmark if a public statement or publication of information set forth above has occurred with respect to each then-current Available Tenor of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Unavailability Period” means<, with respect to any Benchmark,> the period (if any) (x) beginning at the time that a Benchmark Replacement Date pursuant to clauses (1) or (2) of that definition has occurred if, at such time, no Benchmark Replacement has replaced ~~the~~<such > then-current Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 4.3 and (y) ending at the time that a Benchmark Replacement has replaced ~~the~~<such> then-current Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 4.3.

“Beneficial Ownership Certification” means a certification regarding beneficial ownership or control as required by the Beneficial Ownership Regulation.

“Beneficial Ownership Regulation” means 31 C.F.R. § 1010.230.

“Benefit Plan” means any of (a) an “employee benefit plan” (as defined in Section 3(3) of ERISA) that is subject to Title I of ERISA, (b) a “plan” as defined in Section 4975 of the Code to which Section 4975 of the Code applies, and (c) any Person whose assets include (for purposes of the Plan Asset Regulations or otherwise for purposes of Title I of ERISA or Section 4975 of the Code) the assets of any such “employee benefit plan” or “plan”.

“BHC Act Affiliate” of a party means an “affiliate’ (as such term is defined under, and interpreted in accordance with, 12 U.S.C. 1841(k)) of such party.

“Borrower” is defined in the introductory paragraph hereto, and shall include successors and permitted assigns.

“Borrowing Date” means a date on which an Advance is made hereunder. “Borrowing Notice” is defined in Section 2.10.

“Business Day” means ~~(i) with respect to~~<,> any ~~borrowing, payment or rate selection of LIBOR Advances, a~~ day (other than a Saturday or <a >Sunday) on which banks ~~generally~~ are open< for business> in New York~~, New York for the conduct of substantially all of their commercial lending activities and on which dealings in United States dollars are carried on in the London interbank market and (ii) for all other purposes, a day (other than a Saturday or Sunday) on which banks generally are open in New York, New York for the conduct of substantially all of their commercial lending activities~~< City or Chicago>.

“Capital Expenditure Reserve Amount” means, for any quarter, $0.10 per square foot multiplied by the total square footage of all in-service Projects owned by the Borrower, the General Partner and their Subsidiaries as of the last day of such quarter, as publicly reported in the consolidated quarterly or annual financial statements of the General Partner, the Borrower and their Subsidiaries included in the General Partner’s filings with the SEC on Forms 10Q or 10K, divided by four.

“Capitalization Rate” means 5.75%.

“Capital Stock” means any and all shares, interests, participations or other equivalents (however designated) of capital stock of a corporation, any and all equivalent ownership interests in a Person which is not a corporation and any and all warrants or options to purchase any of the foregoing.

“Capitalized Lease” of a Person means any lease of Property imposing obligations on such Person, as lessee thereunder, which are required in accordance with GAAP to be capitalized on a balance sheet of such Person.

“Capitalized Lease Obligations” of a Person means the amount of the obligations of such Person under Capitalized Leases which would be shown as a liability on a balance sheet of such Person prepared in accordance with GAAP.

“Cash Equivalents” means, as of any date, (i) securities issued or directly and fully guaranteed or insured by the United States Government or any agency or instrumentality thereof having maturities of not more than one year from such date, (ii) time deposits and certificates of deposit having maturities of not more than one year from such date and issued by any domestic commercial bank having (A) senior long-term unsecured debt rated at least A or the equivalent thereof by S&P, A or the equivalent thereof by Fitch or A2 or the equivalent thereof by Moody’s and (B) capital and surplus in excess of $500,000,000, and (iii) commercial paper rated at least A-2 or the equivalent thereof by S&P, at least A-2 or the equivalent thereof by Fitch or P-2 or the equivalent thereof by Moody’s and in any such case maturing within three hundred and sixty (360) days from such date.

“Change in Law” means the occurrence, after the date of this Agreement, of any of the following: (a) the adoption or taking effect of any law or governmental or quasi-governmental rule, regulation or treaty, (b) any change in any law or governmental or quasi-governmental rule, regulation or treaty or in the administration, interpretation, implementation or application thereof by any Governmental Authority or (c) the making or issuance of any request, rule, guideline or directive (whether or not having the force of law and whether or not failure to comply therewith would be unlawful) by any Governmental Authority; provided that notwithstanding anything herein to the contrary, (x) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives thereunder or issued in connection therewith and (y) all requests, rules, guidelines or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall in each case be deemed to be a “Change in Law”, regardless of the date enacted, adopted or issued.

“Class” when used in reference to any Loan or Advance, refers to whether such Loan or the Loans comprising such Advance are Revolving Loans or< a tranche of> New Term Loans (if any).

“Closing Date” means the date of this Agreement.

<“CME Term SOFR Administrator” means CME Group Benchmark Administration Limited as administrator of the forward-looking term Secured Overnight Financing Rate (SOFR) (or a successor administrator).>

“Co-Agents” means the Co-Agents identified in the cover page to this Agreement.

“Code” means the Internal Revenue Code of 1986, as amended, reformed or otherwise modified from time to time.

“Commitment” means, with respect to each Lender, its Revolving Credit Commitment and/or its New Term Loan Commitment, as the context may require.

“Communications” is defined in Section 14.1(b).

“Competitive Bid Borrowing Notice” is defined in Section 2.15(f).

“Competitive Bid Lender” means a Revolving Credit Lender or Designated Lender which has a Competitive Bid Loan outstanding.

“Competitive Bid Loan” is a Loan made pursuant to Section 2.15 hereof.

“Competitive Bid Note” means the promissory note payable to the order of each Revolving Credit Lender in the form attached hereto as Exhibit B-2 to be used to evidence any Competitive Bid Loans which such Revolving Credit Lender elects to make (collectively, the “Competitive Bid Notes”).

“Competitive Bid Quote” means a response submitted by a Revolving Credit Lender to the Administrative Agent or the Borrower, as the case may be with respect to an Invitation for Competitive Bid Quotes in the form attached as Exhibit C-3.

“Competitive Bid Quote Request” means a written request from Borrower to Administrative Agent in the form attached as Exhibit C-1.

“Competitive ~~LIBOR~~<Term Benchmark> Margin” means, with respect to any Competitive Bid Loan for a ~~LIBOR~~<Term Benchmark> Interest Period, the percentage established in the applicable Competitive Bid Quote which is to be used to determine the interest rate applicable to such Competitive Bid Loan.

“Condemnation” is defined in Section 8.9.

“Connection Income Taxes” means Other Connection Taxes that are imposed on or measured by net income (however denominated) or that are franchise Taxes or branch profits Taxes.

“Consolidated Secured Indebtedness” means, as of any date of determination, the sum of (a) the aggregate principal amount of all Indebtedness of the General Partner, the Borrower and their respective Subsidiaries outstanding at such date which is secured by a Lien on any asset of the General Partner, the Borrower or any of their respective Subsidiaries and (b) the excess, if any, of (i) the aggregate principal amount of all Unsecured Indebtedness of the Subsidiaries of the General Partner or the Borrower over (ii) $5,000,000, determined on a consolidated basis in accordance with GAAP and (c) the General Partner’s and Borrower’s pro rata share of any secured debt in Investment Affiliates.

“Consolidated Total Indebtedness” means, as of any date of determination, all Indebtedness of the General Partner, the Borrower and their respective Subsidiaries outstanding at such date, determined on a consolidated basis in accordance with GAAP.

“Consolidated Unsecured Indebtedness” means, as of any date of determination, the sum of the aggregate principal amount of all Funded Debt of the General Partner, the Borrower and their wholly-owned Subsidiaries outstanding at such date which does not constitute Consolidated Secured Indebtedness of such Persons. Notwithstanding the foregoing, Consolidated Unsecured Indebtedness shall include any Funded Debt that is secured only by a pledge of Equity Interests.

“Controlled Group” means all members of a controlled group of corporations and all trades or businesses (whether or not incorporated) under common control which, together with the General Partner, the Borrower or any of their Subsidiaries, are treated as a single employer under Section 414 of the Code.

“Conversion/Continuation Notice” is defined in Section 2.11.

“Corresponding Tenor” with respect to any Available Tenor means, as applicable, either a tenor (including overnight) or an interest payment period having approximately the same length (disregarding business day adjustment) as such Available Tenor.

“Covered Entity” means any of the following:

a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);

a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or

a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

“Covered Party” has the meaning assigned to it in Section 10.19.

“Credit Extension” means the making of an Advance or the issuance of a Facility Letter of Credit.

~~“Daily Simple SOFR” means, for any day, SOFR, with the conventions for this rate (which may include a lookback) being established by the Administrative Agent in accordance with the conventions for this rate selected or recommended by the Relevant Governmental Body for determining “Daily Simple SOFR” for business loans; provided, that if the Administrative Agent decides that any such convention is not administratively feasible for the Administrative Agent, then the Administrative Agent may establish another convention in its reasonable discretion.~~

“Debt Service” means, for any fiscal quarter, Interest Expense plus scheduled principal amortization payments (excluding balloon payments).

“Default” means a Default described in Article VIII.

“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

“Defaulting Lender” means any Lender, as reasonably determined by the Administrative Agent, that has (a) failed to fund any portion of its Loans or participations in Facility Letters of Credit within three (3) Business Days of the date required to be funded by it hereunder, unless such Lender notifies the Administrative Agent in writing that such failure is the result of such Lender’s good faith determination that a condition precedent to funding (specifically identified and including the particular default, if any) has not been satisfied, (b) notified the Borrower, the Administrative Agent, the Issuing Bank (if applicable), or any Lender in writing that it does not intend to comply with any of its funding obligations under this Agreement or has made a public statement to the effect that it does not intend to comply with its funding obligations under this Agreement or under any other agreements with any Person in which it commits to extend credit, unless, in the case of such a statement with respect to another agreement, such Lender has affirmed in writing to the Borrower and the Administrative Agent that it intends to comply with its obligations under this Agreement, (c) otherwise failed to pay over to the Administrative Agent or any other Lender any other amount required to be paid by it hereunder within three (3) Business Days of the date when due, unless the subject of a good faith dispute, (d) (i) become or is insolvent or has a parent company that has become or is insolvent or (ii) become the subject of a bankruptcy or insolvency proceeding, or has had a receiver, conservator, trustee, administrator, assignee for the benefit of creditors or similar Person charged with reorganization or liquidation of its business or custodian, appointed for it, or has taken any action in furtherance of, or indicating its consent to, approval of or acquiescence in any such proceeding or appointment or has a parent company that has become the subject of a bankruptcy or insolvency proceeding, or has had a receiver, conservator, trustee, administrator, assignee for the benefit of creditors or similar Person charged with reorganization or liquidation of its business or custodian appointed for it, or has taken any action in furtherance of, or indicating its consent to, approval of or acquiescence in any such proceeding or appointment (a “Bankruptcy Event”), (e) become the subject of a Bail-In Action or (f) has failed, within three (3) Business Days after request by the Borrower or the General Partner, acting in good faith, to provide a certification in writing from an authorized officer of such Lender that it will comply with its obligations (and is financially able to meet such obligations) to fund prospective Loans and participations in then outstanding Facility Letters of Credit under this Agreement, provided that such Lender shall cease to be a Defaulting Lender pursuant to this clause (e) upon the Borrower’s or the General Partner’s receipt of such certification in form and substance satisfactory to it and the Administrative Agent, provided that a Lender shall not be a Defaulting Lender solely by virtue of the ownership or acquisition of any Equity Interest in such Lender or parent company thereof by a Governmental Authority or agency thereof so long as such ownership interest does not result in or provide such Lender with immunity from the jurisdiction of courts within the United States or from the enforcement of judgments or writs of attachment on its assets or permit such Lender (or such Governmental Authority) to reject, repudiate, disavow or disaffirm any contracts or agreements made with such Lender.

“Designated Lender” means any Person who has been designated by a Revolving Credit Lender to fund Competitive Bid Loans.

“Designating Lender” is defined in Section 13.4.

“Designation Agreement” means a designation agreement entered into by a Revolving Credit Lender (other than a Designated Lender) and a Designated Lender, and accepted by the Administrative Agent and Borrower, in substantially the form of Exhibit I hereto.

“Disposition” or “Dispose” means the sale, transfer, or other disposition (in one transaction or in a series of transactions and whether effected pursuant to a division or otherwise) of any property by any Person (including any sale and leaseback transaction outside of the ordinary course of business) but, for the avoidance of doubt, excluding any lease, license or similar transfer.

“Earnings From Service Operations” means the sum of “general contractor revenue”minus “general contractor costs” plus revenues from other service fee-based services, such as property management, asset management and construction management minus “service operations general expenses” plus gains (or minus losses) from “disposition of build-for-sale properties”, as each of such terms is reported on the consolidated financial statements of the General Partner, the Borrower and their Subsidiaries.

~~“Early Opt-in Election” means, if the then-current Benchmark is the LIBOR Rate, the occurrence of:~~

~~(1)~~

~~a notification by the Administrative Agent to (or the request by the Borrower to the Administrative Agent to notify) each of the other parties hereto that at least five currently outstanding dollar-denominated syndicated credit facilities at such time contain (as a result of amendment or as originally executed) a SOFR-based rate (including SOFR, a term SOFR or any other rate based upon SOFR) as a benchmark rate (and such syndicated credit facilities are identified in such notice and are publicly available for review), and~~

~~(2)~~

~~the joint election by the Administrative Agent and the Borrower to trigger a fallback from the LIBOR Rate and the provision by the Administrative Agent of written notice of such election to the Lenders.~~

“EBITDA” means operating income before extraordinary and non-recurring items, non- cash impairment charges, losses/gains on sales of Properties that are not merchant building Properties, gains on merchant building Properties to the extent of impairment charges previously taken in connection with such merchant building Properties, equity in earnings of Investment Affiliates and minority interest in earnings, as reported by the General Partner, the Borrower and their Subsidiaries in accordance with GAAP, plus (i) Interest Expense (excluding the General Partner’s and the Borrower’s pro rata share of interest expense of Investment Affiliates), depreciation, amortization and income tax (if any) expense plus (ii) (without redundancy) the General Partner’s and the Borrower’s pro rata share of Net Operating Income from Investment Affiliates. For avoidance of doubt, “non-recurring items” include, but is not limited to, gains and losses on early retirement or extinguishment of debt; severance and other restructuring charges; and transaction costs of acquisitions that are not permitted to be capitalized. Notwithstanding the above, gains on merchant build Properties representing greater than 5% of EBITDA will be excluded from the calculation of EBITDA.

“EEA Financial Institution” means (a) any credit institution or investment firm established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a parent of an institution described in clause (a) of this definition, or (c) any financial institution established in an EEA Member Country which is a subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its parent;

“EEA Member Country” means any of the member states of the European Union, Iceland, Liechtenstein, and Norway.

“EEA Resolution Authority” means any public administrative authority or any person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution.

“Effective Date” means the date on which the conditions precedent in Section 5.1 have been satisfied or waived (in accordance with Section 9.2).

“Electronic Signature” means an electronic sound, symbol, or process attached to, or associated with, a contract or other record and adopted by a Person with the intent to sign, authenticate or accept such contract or record.

“Electronic System” means any electronic system, including e-mail, e-fax, Intralinks®, ClearPar®, Debt Domain, Syndtrak and any other Internet or extranet-based site, whether such electronic system is owned, operated or hosted by the Administrative Agent and the Issuing Bank and any of its respective Related Persons or any other Person, providing for access to data protected by passcodes or other security system and chosen by the Administrative Agent to be its electronic transmission system.

“Eligible Ground Lease” means a ground lease that (i) (a) provides for the fee interest to be mortgaged as additional security for any leasehold mortgage at the option of the tenant, so long as there is no superior mortgage on the fee interest, (b) contains an option for the tenant to purchase the fee interest at a nominal sum, so long as such option can be collaterally assigned to a lender and there is no superior mortgage on the fee interest or (c) contains notice rights, default cure rights, bankruptcy new lease rights and other customary provisions in the lease (or provides for similar provisions in a separate agreement) that taken as a whole would constitute a financeable ground lease to a prudent institutional lender in the business of making commercial real estate loans, and (ii) in the case of clause (i) (a) or (c) above, has a minimum remaining term of thirty (30) years, including tenant controlled renewal or extension options, as of the date of determination. The Eligible Ground Leases as of the date of this Agreement are listed on Schedule EG.

“Environmental Laws” means any and all foreign, Federal, state, local or municipal laws, rules, orders, regulations, statutes, ordinances, codes, decrees, requirements of any Governmental Authority or other requirements of law (including common law) regulating, relating to or imposing liability or standards of conduct concerning protection of human health or the environment, as now or may at any time hereafter be in effect, in each case to the extent the foregoing are applicable to the General Partner, the Borrower or any Subsidiary or any of their respective assets or Projects.

“Equity Interests” means shares of capital stock, partnership interests, membership interests in a limited liability company, beneficial interests in a trust or other equity ownership interests in a Person, and any warrants, options or other rights entitling the holder thereof to purchase or acquire any such equity interest.

“Equity Value” means, with respect to any Subsidiary of the General Partner or the Borrower, Net Operating Income of the assets of such Subsidiary for the preceding quarter multiplied by four and capitalized at the Capitalization Rate less any Indebtedness of such Subsidiary or, in the case of assets acquired by such Subsidiary after the Closing Date and for a period of one year after acquisition, the purchase price of such asset less any Indebtedness at such Subsidiary attributable to such asset.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time, and any rule or regulation issued thereunder.

“EU Bail-In Legislation Schedule” means the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor person), as in effect from time to time.

“Excluded Advance” means any Advance of Revolving Loans which is solely refinancing an existing Advance of Revolving Loans and is not increasing the aggregate outstanding principal amount of Revolving Loans hereunder (including, for the avoidance of doubt, a conversion of Revolving Loans from one Type to another Type or a continuation of a ~~LIBOR~~<Term Benchmark> Loan).

“Excluded Taxes” means any of the following Taxes imposed on or with respect to a Recipient or required to be withheld or deducted from a payment to a Recipient, (a) Taxes imposed on or measured by net income (however denominated), franchise Taxes, and branch profits Taxes, in each case, (i) imposed as a result of such Recipient being organized under the laws of, or having its principal office or, in the case of any Lender, its applicable lending office located in, the jurisdiction imposing such Tax (or any political subdivision thereof) or (ii) that are Other Connection Taxes, (b) in the case of a Lender, U.S. Federal withholding Taxes imposed on amounts payable to or for the account of such Lender with respect to an applicable interest in a Loan or Commitment pursuant to a law in effect on the date on which (i) such Lender acquires such interest in the Loan or Commitment (other than pursuant to an assignment request by the Borrower under Section 4.7) or (ii) such Lender changes its lending office, except in each case to the extent that, pursuant to Section 4.5, amounts with respect to such Taxes were payable either to such Lender’s assignor immediately before such Lender acquired the applicable interest in a Loan or Commitment or to such Lender immediately before it changed its lending office, (c) Taxes attributable to such Recipient’s failure to comply with Section 4.5(f) and (d) any U.S. Federal withholding Taxes imposed under FATCA.

“Existing Credit Agreement” is defined in the recitals hereto.

“Facility” means the Revolving Credit Facility and/or the New Term Loan Facility, as the context may require.

“Facility Fee” is defined in Section 2.5.

“Facility Fee Rate” is defined in Section 2.5.

“Facility Letter of Credit” means a Letter of Credit issued hereunder upon the application of the Borrower.

“Facility Letter of Credit Fee” is defined in Section 3.12(a).

“Facility Letter of Credit Exposure” means, at any time, the sum of the Facility Letter of Credit Obligations at such time. The Facility Letter of Credit Exposure of any Revolving Credit Lender at any time shall be its Revolving Credit Percentage of the total Facility Letter of Credit Exposure at such time.

“Facility Letter of Credit Obligations” means, as at the time of determination thereof, all liabilities, whether actual or contingent, of the Borrower with respect to Facility Letters of Credit, including the sum of (a) the Reimbursement Obligations and (b) the aggregate undrawn face amount of the then outstanding Facility Letters of Credit.

“FATCA” means Sections 1471 through 1474 of the Code, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof and any agreement entered into pursuant to Section 1471(b)(1) of the Code.

“FCA” has the meaning assigned to such term in Section 1.4.

“Federal Funds Effective Rate” means, for any day, the rate calculated by the NYFRB based on such day’s federal funds transactions by depositary institutions, as determined in such manner as shall be set forth on the NYFRB’s Website from time to time, and published on the next succeeding Business Day by the NYFRB as the federal funds effective rate, provided that if the Federal Funds Effective Rate shall be less than zero, such rate shall be deemed to be zero.

“Fixed Charges” means, for any fiscal quarter, Debt Service for such quarter plus Preferred Dividends.

“Floor” means the benchmark rate floor, if any, provided in this Agreement initially (as of the execution of this Agreement, the modification, amendment or renewal of this Agreement or otherwise) with respect to the ~~LIBOR~~<Adjusted Term SOFR> Rate.< For the avoidance of doubt the initial Floor for the Adjusted Term SOFR Rate shall be 0.0%.>

“Foreign Lender” means a Lender that is not a U.S. Person.

“Fund” means any Person (other than a natural person) that is (or will be) engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the ordinary course of its business.

“Funded Debt” means, with respect to any Person, the sum, without duplication, of (a) all indebtedness of such Person for borrowed money, (b) all obligations of such Person for the deferred purchase price of property or services (other than (i) earn-out obligations or similar contingent consideration and (ii) current trade liabilities incurred in the ordinary course of business and payable in accordance with customary practices), to the extent such obligations constitute indebtedness for the purposes of GAAP, (c) any other indebtedness of such Person which is evidenced by a note, bond, debenture or similar instrument, and (d) all Capitalized Lease Obligations. For the avoidance of doubt, Funded Debt shall not include Guarantee Obligations or reimbursement obligations in respect of letters of credit.

“Funded Percentage” means, the Revolving Credit Funded Percentage or the New Term Loan Funded Percentage, as the context may require.

“GAAP” means generally accepted accounting principles in the United States of America as in effect from time to time, applied in a manner consistent with that used in preparing the financial statements referred to in Section 6.4; provided that all accounting terms, ratios and calculations shall be determined without giving effect to Accounting Standards Codification 842 (or any other Accounting Standards Codification or Financial Accounting Standard having a similar result or effect) (and related interpretations) to the extent any lease (or similar arrangement conveying the right to use) would be required to be treated as a capital lease thereunder where such lease (or similar arrangement) would have been treated as an operating lease under GAAP as in effect immediately prior to the effectiveness of the Accounting Standards Codification 842.

“General Partner” is defined in the introductory paragraph hereto and shall include successors and permitted assigns.

“Governmental Authority” means any nation or government, any state or other political subdivision thereof and any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government (including any supra-national bodies such as the European Union or the European Central Bank).

“Guarantee Obligation” means, as to any Person (the “guaranteeing person”), any obligation (determined without duplication) of (a) the guaranteeing person or (b) another Person (including, without limitation, any bank under any Letter of Credit) to induce the creation of which the guaranteeing person has issued a reimbursement, counter-indemnity or similar obligation, in either case guaranteeing or in effect guaranteeing any Indebtedness, leases, dividends or other obligations (the “primary obligations”) of any other third Person (the “primary obligor”) in any manner, whether directly or indirectly, including, without limitation, any obligation of the guaranteeing person, whether or not contingent, (i) to purchase any such primary obligation or any property constituting direct or indirect security therefor, (ii) to advance or supply funds (1) for the purchase or payment of any such primary obligation or (2) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, (iii) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation or (iv) otherwise to assure or hold harmless the owner of any such primary obligation against loss in respect thereof; provided, however, that the term Guarantee Obligation shall not include endorsements of instruments for deposit or collection in the ordinary course of business. The amount of any Guarantee Obligation of any guaranteeing person shall be deemed to be the maximum stated amount of the primary obligation relating to such Guarantee Obligation (or, if less, the maximum stated liability set forth in the instrument embodying such Guarantee Obligation), provided, that in the absence of any such stated amount or stated liability, the amount of such Guarantee Obligation shall be such guaranteeing person’s maximum reasonably anticipated liability in respect thereof as determined by the Borrower in good faith. Notwithstanding the foregoing, the term Guarantee Obligation shall only include the portion of a Guarantee by the Borrower or the General Partner of Indebtedness of an Investment Affiliate which is secured by a Lien on any assets (“Investment Affiliate Debt”) that is greater than 50% of the value of the properties securing the Investment Affiliate Debt (with value computed by capitalizing the Property Operating Income from Stabilized Properties at the Capitalization Rate, and for other properties at lower of GAAP book value or appraised value based on appraisals received by the Borrower, if any); provided that the aggregate amount so excluded as Guarantee Obligations cannot exceed 2.5% of Total Asset Value. For purposes of this definition, to the extent that the Borrower is required to include any guarantees given on tax increment financing (or any other type of public financing where a government entity contributes to the project costs) and the amount contributed by the government entity is deducted from the book value of the property in accordance with GAAP, then the Borrower shall adjust the property value to exclude the deduction if the Borrower is using GAAP book value to determine property value.

“Guarantor” is defined in the introductory paragraph hereto.

“Guaranty” means that certain Amended and Restated Guaranty of even date herewith executed by the Guarantor in favor of the Administrative Agent, for the ratable benefit of the Lenders, as it may be amended or modified and in effect from time to time.

~~“Impacted Interest Period” has the meaning set forth in the definition of LIBOR Base Rate.~~

“Increased Amount Date” is defined in Section 2.25.

“Indebtedness” of any Person at any date means without duplication, (a) all indebtedness of such Person for borrowed money, (b) all obligations of such Person for the deferred purchase price of property or services (other than (i) earn-out obligations or similar contingent consideration and (ii) current trade liabilities incurred in the ordinary course of business and payable in accordance with customary practices), to the extent such obligations constitute indebtedness for the purposes of GAAP, (c) any other indebtedness of such Person which is evidenced by a note, bond, debenture or similar instrument, (d) all Capitalized Lease Obligations, (e) all obligations of such Person in respect of acceptances issued or created for the account of such Person, (f) all Guarantee Obligations of such Person (excluding in any calculation of consolidated indebtedness of the Borrower, Guarantee Obligations of the Borrower in respect of primary obligations of any Subsidiary), (g) all reimbursement obligations of such Person for letters of credit and other contingent liabilities to the extent not otherwise included under another clause of this definition, (h) Rate Management Obligations, (i) all liabilities secured by any lien (other than liens for taxes not yet due and payable) on any property owned by such Person even though such Person has not assumed or otherwise become liable for the payment thereof, (j) any repurchase obligation or liability of such Person or any of its Subsidiaries with respect to accounts or notes receivable sold by such Person or any of its Subsidiaries, (k) any other transaction which is the functional equivalent of or takes the place of borrowing but which does not constitute a liability on the consolidated balance sheet of such Person, (l) such Person’s pro rata share of debt in Investment Affiliates and (m) any loans where such Person is liable as a general partner.

“Indemnified Parties” means the Arrangers and the Administrative Agent.

“Indemnified Taxes” means (a) Taxes, other than Excluded Taxes, imposed on or with respect to any payment made by or on account of any obligation of the Borrower under any Loan Document and (b) to the extent not otherwise included under clause (a) immediately above, Other Taxes.

“Indemnitee” is defined in Section 10.6.

<“Initial New Term Loan” means, with respect to an Initial New Term Loan Lender, such Initial New Term Loan Lender’s portion of any New Term Loan Advance made in accordance with Section 2.1(b).>

<”><Initial New ><Term Loan Commitment” means, for each Initial New Term Loan Lender, the obligation of such Initial New Term Loan Lender to make Initial New Term Loans to the Borrower in an aggregate amount not exceeding the amount set forth on Schedule L hereto.>

<“Initial New Term Loan Facility” means the Initial New Term Loan Commitments and the Initial New Term Loans. >

<“Initial New Term Loan Lenders” means the lending institutions listed as “New Term Loan Lenders” in Amendment No. 1 that hold an Initial New Term Loan Commitment and/or Initial New Term Loans as set forth on Schedule L, their respective successors and assigns and any other lending institutions that subsequently become parties to this Agreement in connection with the Initial New Term Loan Facility.>

<” ><Initial New Term Loan Termination Date” means March 31, 2025 or any earlier date on which the New Term Loans are accelerated pursuant to ><Section 9.1. >

“Interest Expense” means all interest expense of the General Partner, the Borrower and their Subsidiaries determined in accordance with GAAP plus (i) the General Partner’s and the Borrower’s pro rata share of interest expense in Investment Affiliates, (ii) capitalized interest not covered by an interest reserve from a loan facility, (iii) 100% of any accrued, or paid interest incurred on any obligation for which the Borrower or the General Partner is wholly or partially liable under repayment, interest carry, or performance guarantees, or other relevant liabilities, provided that (x) no expense shall be included more than once in such calculation even if it falls within more than one of the foregoing categories and (y) all non-cash interest expense shall be excluded from the definition of Interest Expense.

“Interest Period” means a ~~LIBOR~~<Term Benchmark> Interest Period or Absolute Interest Period.

~~“Interpolated Rate” means, at any time, for any Interest Period, the rate per annum (rounded to the same number of decimal places as the LIBO Screen Rate) determined by the Administrative Agent (which determination shall be conclusive and binding absent manifest error) to be equal to the rate that results from interpolating on a linear basis between: (a) the LIBO Screen Rate for the longest period for which the LIBO Screen Rate is available for U.S. Dollars that is shorter than the Impacted Interest Period; and (b) the LIBO Screen Rate for the shortest period (for which that LIBO Screen Rate is available for U.S. Dollars) that exceeds the Impacted Interest Period, in each case, at such time.~~

“Investment Affiliate” means any Person in which the General Partner or the Borrower, directly or indirectly, has an ownership interest, whose financial results are not consolidated under GAAP with the financial results of the General Partner or the Borrower on the consolidated financial statements of the General Partner or the Borrower.

“Investment Affiliate Debt” has the meaning set forth in the definition of Guarantee Obligation.

“Invitation for Competitive Bid Quotes” means a written notice to the Revolving Credit Lenders from the Administrative Agent in the form attached as Exhibit C-2 for Competitive Bid Loans made pursuant to Section 2.15.

~~“ISDA Definitions” means the 2006 ISDA Definitions published by the International Swaps and Derivatives Association, Inc. or any successor thereto, as amended or supplemented from time to time, or any successor definitional booklet for interest rate derivatives published from time to time by the International Swaps and Derivatives Association, Inc. or such successor thereto.~~

“Issuance Date” is defined in Section 3.4(a).

“Issuance Notice” is defined in Section 3.4(c).

“Issuing Bank” means, with respect to each Facility Letter of Credit, the Lender which issues such Facility Letter of Credit and its successors in such capacity. As of the Closing Date, the permitted Issuing Banks are JPMCB, Wells Fargo Bank, N.A., The Bank of Nova Scotia and Regions Bank. Any Issuing Bank may, in its discretion, arrange for a Facility Letter of Credit to be issued by its Affiliates, in which case the term “Issuing Bank” shall include such Affiliate. Each reference herein to the Issuing Bank shall mean all of the Issuing Banks, each Issuing Bank, any Issuing Bank or the applicable Issuing Bank, as the context may require.

“JPMCB” is defined in the introductory paragraph hereto.

“LC Payment Date” is defined in Section 3.5.

“Lender Parent” means, with respect to any Lender, any Person as to which such Lender is, directly or indirectly, a subsidiary.

“Lender-Related Person” means Administrative Agent, any Arranger, any Other Agent, any Issuing Bank and any Lender, and any Related Party of any of the foregoing Persons

“Lenders” means the Revolving Credit Lenders and/or the New Term Loan Lenders, as the context may require.

“Lending Installation” means, with respect to a Lender, any office, branch, subsidiary or affiliate of such Lender.

“Letter of Credit” of a Person means a letter of credit or similar instrument which is issued upon the application of such Person or upon which such Person is an account party or for which such Person is in any way liable.

“Letter of Credit Collateral” is defined in Section 3.14(b).

“Letter of Credit Collateral Account” is defined in Section 3.14(a).

“Letter of Credit Commitment” means as to any Issuing Bank (i) the amount set forth opposite such Issuing Bank’s name as its Letter of Credit Commitment on Schedule L hereof or (ii) if such Issuing Bank has entered into an Assignment and Assumption, the amount set forth for such Lender as its Letter of Credit Commitment in the Register maintained by the Administrative Agent pursuant to Section 13.2. The Letter of Credit Commitment of an Issuing Bank may be modified from time to time by agreement between such Issuing Bank and the Borrower, and notified to the Administrative Agent.

“Letter of Credit Request” is defined in Section 3.4(a).

“Liabilities” means any losses, claims (including intraparty claims), demands, damages or liabilities of any kind.

~~“LIBOR” is defined in Section 1.4.~~

~~“LIBOR Advance” means an Advance which bears interest at a LIBOR Rate, whether a ratable Advance based on the LIBOR Applicable Margin or a Competitive Bid Loan based on a Competitive LIBOR Margin.~~

~~“LIBOR Applicable Margin” means, as of any date with respect to any LIBOR Interest Period, the Applicable Margin in effect for such LIBOR Interest Period as determined in accordance with Section 2.4 hereof.~~

~~“LIBOR Base Rate” means, with respect to any LIBOR Advance for any Interest Period, the London interbank offered rate as administered by ICE Benchmark Administration (or any other Person that takes over the administration of such rate for U.S. Dollars) for a period equal in length to such Interest Period as displayed on page LIBOR01 of the Reuters screen that displays such rate (or, in the event such rate does not appear on a Reuters page or screen, on any successor or substitute page on such screen that displays such rate, or on the appropriate page of such other information service that publishes such rate from time to time as selected by the Administrative Agent in its reasonable discretion; in each case the “LIBO Screen Rate”) at approximately 11:00 a.m., London time, two (2) Business Days prior to the commencement of such Interest Period; provided that, if the LIBO Screen Rate shall be less than zero, such rate shall be deemed to be zero for the purposes of this Agreement and provided, further, if the LIBO Screen Rate shall not be available at such time for such Interest Period (an “Impacted Interest Period”) then the LIBOR Base Rate shall be the Interpolated Rate, provided, that, if any Interpolated Rate shall be less than zero, such rate shall be deemed to be zero for purposes of this Agreement.~~

~~“LIBOR Interest Period” means with respect to a LIBOR Advance, a period of one, three or six months commencing on a Business Day selected by the Borrower pursuant to this Agreement. Such LIBOR Interest Period shall end on (but exclude) the day which corresponds numerically to such date one, three or six months thereafter, provided, however, that if there is no such numerically corresponding day in such next, third or sixth succeeding month, such LIBOR Interest Period shall end on the last Business Day of such next, second, third or sixth succeeding month. If a LIBOR Interest Period would otherwise end on a day which is not a Business Day, such LIBOR Interest Period shall end on the next succeeding Business Day, provided, however, that if said next succeeding Business Day falls in a new calendar month, such LIBOR Interest Period shall end on the immediately preceding Business Day. In no event shall a LIBOR Interest Period extend beyond the then current Termination Date.~~

~~“LIBOR Loan” means a Loan which bears interest at a LIBOR Rate.~~

~~“LIBOR Rate” means, with respect to a LIBOR Advance for the relevant LIBOR Interest Period, the sum of (i) the quotient of (a) the LIBOR Base Rate applicable to such LIBOR Interest Period, divided by (b) one minus the Reserve Requirement (expressed as a decimal) applicable to such LIBOR Interest Period, plus (ii) the LIBOR Applicable Margin in effect on the day that such LIBOR Base Rate was determined. The LIBOR Rate shall be rounded to the next higher multiple of 1/100 of 1% if the rate is not a multiple of 1/100 of 1%.~~

~~“LIBO Screen Rate” has the meaning set forth in the definition of LIBOR Base Rate.~~

“Lien” means any lien (statutory or other), mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance or preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including, without limitation, the interest of a vendor or lessor under any conditional sale, Capitalized Lease or other title retention agreement).

“Loan” means a Revolving Loan and/or a New Term Loan.

“Loan Documents” means this Agreement, the Notes, the Guaranty, the Subsidiary Guaranties, and any other document from time to time evidencing or securing indebtedness or obligations incurred by the General Partner or the Borrower under this Agreement, as any of the foregoing may be amended or modified from time to time.

“Loan Parties” means the Borrower, the Guarantor and each Subsidiary Guarantor. “Major Acquisition” means any transaction or series of related transactions for the purpose of the acquisition (including, without limitation, a merger or consolidation or any other combination with another Person) by one or more of the Borrower and its Subsidiaries of properties or assets of a Person for a purchase price in excess of 5% of Total Asset Value.

“Managing Agent” means the managing agent(s) identified in the cover page to this Agreement.

“Material Adverse Effect” means a material adverse effect on (i) the business, Property, financial condition or results of operations of the General Partner, the Borrower and their Subsidiaries, taken as a whole, (ii) the ability of the General Partner or the Borrower to perform their obligations under the Loan Documents, or (iii) the validity or enforceability of any of the Loan Documents or the rights or remedies of the Administrative Agent or the Lenders thereunder.

“Material Indebtedness” means any Indebtedness (excluding Indebtedness, or any portion thereof, that is “non-recourse” (as defined below)) of the General Partner, the Borrower or their Wholly-Owned Subsidiaries in an outstanding principal amount of $75,000,000 or more in the aggregate. For purposes this definition, the term “non-recourse” shall mean Indebtedness for which the General Partner, the Borrower or any Wholly-Owned Subsidiary is not liable other than (i) as to its interest in a specifically identified property or asset and (ii) with respect to fraud, misappropriation, and other customary “bad act carve-outs” under the applicable agreements relating to such Indebtedness, but only so long as no such “bad act carve-out” event has occurred.

“Material Subsidiary” means a Subsidiary owning assets with a value greater than $25,000,000.

“Materials of Environmental Concern” means any gasoline or petroleum (including crude oil or any fraction thereof) or petroleum products or any hazardous or toxic substances, materials or wastes, defined or regulated as such in or under any Environmental Law, including, without limitation, asbestos, polychlorinated biphenyls and urea-formaldehyde insulation.

“Maximum Legal Rate” means the maximum nonusurious interest rate, if any, that at any time or from time to time may be contracted for, taken, reserved, charged or received on the Loans and as provided for herein or in the Notes or other Loan Documents, under the laws of such state or states whose laws are held by any court of competent jurisdiction to govern the interest rate provisions of the Loans.

“Modify” or “Modification” is defined in Section 3.1.

“Moody’s” means Moody’s Investors Service, Inc. and its successors.

“Multiemployer Plan” means a “multiemployer plan” as defined in Section 3(37) of ERISA to which contributions have been, or were required to have been made by General Partner, Borrower, or any member of the Controlled Group, which is covered by Title IV of ERISA.

“Net Operating Income” means, with respect to any Investment Affiliate or Subsidiary, for any period, such entity’s operating income minus all operating expenses (as determined in accordance with GAAP) incurred in connection with and directly attributable to the generation of such operating income but excluding interest expense and other debt service charges and any non-cash charges such as depreciation or amortization of financing costs.

“New Revolving Credit Commitments” is defined in Section 2.25.

“New Revolving Lender” is defined in Section 2.25.

“New Term Loan Commitments” is defined in Section 2.25<, and shall include the Initial New Term Loan Commitments>.

“New Term Loan Facility” is defined in Section 2.25<, and shall include the Initial New Term Loan Facility>.

“New Term Loan Funded Percentage” means, with respect to any New Term Loan Lender at any time, a percentage equal to a fraction the numerator of which is the amount actually disbursed and outstanding to Borrower by such New Term Loan Lender at such time, and the denominator of which is the total amount disbursed and outstanding to Borrower by all of the New Term Loan Lenders at such time.

“New Term Loan Lender” is defined in Section 2.25<, and shall include the Initial New Term Loan Lenders>.

“New Term Loans” is defined in Section 2.25.< The Initial New Term Loans shall be deemed to be New Term Loans.>

<“New Term Loan Note” means a promissory note duly executed by the Borrower and payable to the order of a New Term Loan Lender in the amount of its New Term Loan Commitment, including any amendment, modification, renewal or replacement of such promissory note.>

“Note” means a Competitive Bid Note ~~and/or~~<,> a Revolving Credit Note< and/or a New Term Loan Note>, as the context may require.

“NYFRB” means the Federal Reserve Bank of New York.

“NYFRB Rate” means, for any day, the greater of (a) the Federal Funds Effective Rate in effect on such day and (b) the Overnight Bank Funding Rate in effect on such day (or for any day that is not a Business Day, for the immediately preceding Business Day); provided that if none of such rates are published for any day that is a Business Day, the term “NYFRB Rate” means the rate for a federal funds transaction quoted at 11:00 a.m. on such day received by the Administrative Agent from a Federal funds broker of recognized standing selected by it; provided, further, that if any of the aforesaid rates shall be less than zero, such rate shall be deemed to be zero for purposes of this Agreement.

“NYFRB’s Website” means the website of the NYFRB at http://www.newyorkfed.org, or any successor source.

“Obligations” means the Advances, the Facility Letter of Credit Obligations and all accrued and unpaid fees and all other obligations of Borrower to the Administrative Agent or the Lenders arising under this Agreement or any of the other Loan Documents.

“OFAC” means the Office of Foreign Assets Control, United States Department of Treasury.

“Other Agents” is defined in Section 10.15.

“Other Connection Taxes” means, with respect to any Recipient, Taxes imposed as a result of a present or former connection between such Recipient and the jurisdiction imposing such Tax (other than connections arising from such Recipient having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any Loan Document, or sold or assigned an interest in any Loan or Loan Document).

“Other Taxes” means all present or future stamp, court or documentary, intangible, recording, filing or similar Taxes that arise from any payment made under, from the execution, delivery, performance, enforcement or registration of, from the receipt or perfection of a security interest under, or otherwise with respect to, any Loan Document, except any such Taxes that are Other Connection Taxes imposed with respect to an assignment (other than an assignment made pursuant to Section 4.7).

“Outstanding Credit Exposure” means the Outstanding Revolving Credit Exposure and/or the Outstanding New Term Loan Exposure.

“Outstanding New Term Loan Exposure” means, as to any New Term Loan Lender at any time, the aggregate principal amount of its New Term Loans outstanding at such time.

“Outstanding Revolving Credit Exposure” means, as to any Revolving Credit Lender at any time, the sum of (i) the aggregate principal amount of its Revolving Loans outstanding at such time, plus (ii) an amount equal to its Revolving Credit Percentage of the Facility Letter of Credit Obligations at such time.

“Overnight Bank Funding Rate” means, for any day, the rate comprised of both overnight federal funds and overnight ~~LIBOR borrowings~~<eurodollar transactions denominated in Dollars> by U.S.-managed banking offices of depository institutions, as such composite rate shall be determined by the NYFRB as set forth on the NYFRB’s Website from time to time, and published on the next succeeding Business Day by the NYFRB as an overnight bank funding rate ~~(from and after such date as the NYFRB shall commence to publish such composite rate)~~.

“Participant Register” is defined in Section 13.3.

“Participants” is defined in Section 13.3.

“Patriot Act” has the meaning assigned to it in Section 10.16.

“Payment” has the meaning assigned to it in Section 11.8(b).

“Payment Date” means, with respect to the payment of interest accrued on any ABR Advance, the first Business Day of each calendar month.

“Payment Notice” has the meaning assigned to it in Section 11.8(b).

“PBGC” means the Pension Benefit Guaranty Corporation, or any successor thereto. “Percentage” means the Revolving Credit Percentage and/or the New Term Loan Funded Percentage, as the context may require.

“Permitted Liens” are defined in Section 7.15.

“Person” means any natural person, corporation, firm, joint venture, partnership, association, enterprise, trust or other entity or organization, or any government or political subdivision or any agency, department or instrumentality thereof.

“Plan” means an employee pension benefit plan which is covered by Title IV of ERISA or subject to the minimum funding standards under Section 412 of the Code as to which the General Partner, the Borrower or any member of the Controlled Group may have any liability.

“Plan Asset Regulations” means 29 CFR § 2510.3-101 et seq., as modified by Section 3(42) of ERISA, as amended from time to time.

“Preferred Dividends” shall mean, for any period, without duplication of such amounts as constitute intercompany debts or distributions, the sum of (a) dividends or distributions due and payable or accrued during such period on preferred stock issued by General Partner or a Subsidiary, and (b) distributions which are the functional equivalent of preferred dividends (i.e., which the issuer is required to make prior to distributions on another class or other classes of partnership interests) and which are due and payable or accrued during such period on preferred partnership interests issued by Borrower or any other Subsidiary.

“Pre-Stabilized Property” means, as of any date of determination, any income-producing Project, or the Borrower’s pro rata share of any income-producing real estate asset owned or operated by an Investment Affiliate and operated or intended to be operated as an office, medical office, industrial (including cold storage facilities, truck terminals, trailer lots and storage yards) or retail property, in which construction has been completed for more than 18 months but which has not yet achieved an occupancy rate of eighty-five percent (85%). Any such Project or income-producing real estate asset shall be treated as a Pre-Stabilized Property until it achieves an occupancy rate of eighty-five percent (85%), unless the Borrower has made a one-time election to treat such Project or income-producing real estate asset as a Stabilized Property or income-producing real estate asset (and no longer treat such Project or income-producing real estate asset as a Pre-Stabilized Property).

“Prime Rate” means the rate of interest last quoted by The Wall Street Journal as the “Prime Rate” in the U.S. or, if The Wall Street Journal ceases to quote such rate, the highest per annum interest rate published by the Federal Reserve Board in Federal Reserve Statistical Release H.15 (519) (Selected Interest Rates) as the “bank prime loan” rate or, if such rate is no longer quoted therein, any similar rate quoted therein (as reasonably determined by the Administrative Agent) or any similar release by the Federal Reserve Board (as reasonably determined by the Administrative Agent). Each change in the Prime Rate shall be effective from and including the date such change is publicly announced or quoted as being effective.

“Project” means any real estate asset owned or operated by the Borrower or any Subsidiary and operated or intended to be operated as an office, medical office, industrial (including cold storage facilities, truck terminals, trailer lots and storage yards) or retail property.

“Property” of a Person means any and all property, whether real, personal, tangible, intangible, or mixed, of such Person, or other assets owned, leased or operated by such Person.

“Property Operating Income” means, with respect to any Project or other real estate asset, for any period, earnings from rental operations (computed in accordance with GAAP) attributable to such Project or other real estate asset plus depreciation, amortization and interest expense for such period, and, if such period is less than a year, adjusted by straight lining various ordinary operating expenses which are payable less frequently than once during every such period (e.g. real estate taxes and insurance).

“PTE” means a prohibited transaction class exemption issued by the U.S. Department of Labor, as any such exemption may be amended from time to time.

“QFC” has the meaning assigned to the term “qualified financial contract” in, and shall be interpreted in accordance with, 12 U.S.C. 5390(c)(8)(D).

“QFC Credit Support” has the meaning assigned to it in Section 10.19.

“Rate Management Obligations” of a Person means any and all payment obligations of such Person then due under (i) any and all Rate Management Transactions, and (ii) any and all cancellations, buybacks, reversals, terminations or assignments of any Rate Management Transactions, in each case net of liabilities owed by the counterparties thereto and net of any collateral consisting of cash, cash equivalents or letters of credit held solely for such payment obligations.

“Rate Management Transaction” means any transaction (including an agreement with respect thereto) now existing or hereafter entered by the Borrower or any Subsidiary which is a rate swap, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, forward transaction, currency swap transaction, cross-currency rate swap transaction, currency option or any other similar transaction (including any option with respect to any of these transactions) or any combination thereof, whether linked to one or more interest rates, foreign currencies, commodity prices, equity prices or other financial measures.

“Recipient” means, as applicable, (a) the Administrative Agent, (b) any Lender and (c) any Issuing Bank.

“Reference Time” with respect to any setting of the then-current Benchmark means (1) if such Benchmark is the ~~LIBOR~~<Term SOFR> Rate, ~~11:00~~<5:00> a.m. (~~London~~<Chicago> time) on the day that is two ~~London banking days~~<Business Days> preceding the date of such setting, ~~and~~< or> (2) if such Benchmark is not the ~~LIBOR~~<Term SOFR> Rate, the time determined by the Administrative Agent in its reasonable discretion.

“Register” is defined in Section 13.2.

“Regulation U” means Regulation U of the Board of Governors of the Federal Reserve System as from time to time in effect and any successor or other regulation or official interpretation of said Board of Governors relating to the extension of credit by banks for the purpose of purchasing or carrying margin stocks applicable to member banks of the Federal Reserve System.

“Regulation X” means Regulation X of the Board of Governors of the Federal Reserve System as from time to time in effect and any successor or other regulation or official interpretation of said Board of Governors relating to the extension of credit by banks for the purpose of purchasing or carrying margin stocks applicable to member banks of the Federal Reserve System.

“Reimbursement Obligations” means at any time, the aggregate of the Obligations of the Borrower to the Revolving Credit Lenders, the Issuing Bank and the Administrative Agent in respect of all unreimbursed payments or disbursements made by the Revolving Credit Lenders, the Issuing Bank and the Administrative Agent under or in respect of the Facility Letters of Credit.

“Related Parties” means, with respect to any specified Person, such Person’s Affiliates and the respective directors, officers, employees, agents and advisors of such Person and such Person’s Affiliates.

“Relevant Governmental Body” means<,> the Federal Reserve Board <and/>or the NYFRB<, the CME Term SOFR Administrator, as applicable>, or a committee officially endorsed or convened by the Federal Reserve Board <and/>or the NYFRB, or<, in each case,> any successor thereto.

<“Relevant Rate” means with respect to any Term Benchmark Advance, the Adjusted Term SOFR Rate.>

“Reportable Event” means a reportable event as defined in Section 4043 of ERISA and the regulations issued under such section, with respect to a Plan, excluding, however, such events as to which the PBGC by regulation waived the requirement of Section 4043(a) of ERISA that it be notified within thirty (30) days of the occurrence of such event, provided, however, that a failure to meet the minimum funding standard of Section 412 of the Code and of Section 302 of ERISA shall be a Reportable Event regardless of the issuance of any such waiver of the notice requirement in accordance with either Section 4043(a) of ERISA or Section 412(d) of the Code.

“Required Facility Lenders” means, with respect to any Facility, the holders of more than 50% of the New Term Loans (if any) or the total Revolving Credit Commitments, as the case may be, outstanding under such Facility (or, in the case of the Revolving Credit Facility, after any termination of the Revolving Credit Commitments, the holders of more than 50% of the total Revolving Loans); provided that, in the event any Lender shall be a Defaulting Lender, then for so long as such Lender is a Defaulting Lender, “Required Facility Lenders” means Lenders (excluding all Defaulting Lenders) having more than 50% of the total New Term Loans or the total Revolving Credit Commitments (or total Revolving Loans), as the case may be, outstanding under such Facility (excluding the New Term Loans, Revolving Credit Commitments and Revolving Loans, as applicable, of all Defaulting Lenders).

“Required Lenders” means Lenders having in the aggregate greater than 50% of the aggregate amount of (x) the Aggregate Revolving Credit Commitment or, if the Aggregate Revolving Credit Commitment has been terminated, the aggregate Outstanding Revolving Credit Exposure plus (y) the outstanding New Term Loans (if any); provided, however, that no Defaulting Lender shall be permitted to vote on any matter requiring the vote of the Required Lenders and for purposes of determining the Required Lenders, the Commitments of such Lender or the unpaid principal amount of Loans evidenced by Notes held by such Lender, as applicable, shall not be counted.

~~“Reserve Requirement” means, with respect to a LIBOR Interest Period, the maximum aggregate reserve requirement on Eurocurrency liabilities.~~

“Resolution Authority” means an EEA Resolution Authority or, with respect to any UK Financial Institution, a UK Resolution Authority.

“Revolving Credit Commitment” means, for each Revolving Credit Lender, (a) the obligation of such Revolving Credit Lender to make Revolving Loans to, and participate in Facility Letters of Credit issued upon the application of, the Borrower in an aggregate amount not exceeding the amount set forth on Schedule L hereto or as set forth in any Assignment and Assumption that has become effective pursuant to Section 13.2, as such amount may be modified from time to time pursuant to the terms hereof or (b) any New Revolving Credit Commitment of such Revolving Credit Lender.

~~“Reuters” means, as applicable, Thomson Reuters Corp., Refinitiv, or any successor thereto.~~

“Revolving Credit Facility” means the Revolving Credit Commitments and the Revolving Loans, including the Competitive Bid Loans.

“Revolving Credit Funded Percentage” means, with respect to any Revolving Credit Lender at any time, a percentage equal to a fraction the numerator of which is the amount actually disbursed and outstanding to Borrower by such Revolving Credit Lender at such time (including Competitive Bid Loans), and the denominator of which is the total amount disbursed and outstanding to Borrower by all of the Revolving Credit Lenders at such time (including Competitive Bid Loans).

“Revolving Credit Lenders” means the lending institutions listed on the signature pages of this Agreement that hold a Revolving Credit Commitment as set forth on Schedule L, their respective successors and assigns and any other lending institutions that subsequently become parties to this Agreement in connection with the Revolving Credit Facility and except when used in reference to an obligation of the Revolving Credit Lenders which is based on their Revolving Credit Percentage of the Aggregate Revolving Credit Commitment, each Designated Lender. Unless the context otherwise requires, the term “Revolving Credit Lenders” shall include the Issuing Banks.

“Revolving Credit Note” means a promissory note, in substantially the form of Exhibit B-1 hereto, duly executed by the Borrower and payable to the order of a Revolving Credit Lender in the amount of its Revolving Credit Commitment, including any amendment, modification, renewal or replacement of such promissory note.

“Revolving Credit Percentage” means, with respect to any Revolving Credit Lender, the percentage of the Aggregate Revolving Credit Commitments represented by such Revolving Credit Lender’s Revolving Credit Commitment; provided that solely for the purposes of Section 2.24(c) when a Defaulting Lender with respect to the Revolving Credit Facility shall exist, “Revolving Credit Percentage” shall mean the percentage of the Aggregate Revolving Credit Commitments (disregarding any such Defaulting Lender’s Revolving Credit Commitment) represented by such Revolving Credit Lender’s Revolving Credit Commitment. If the Revolving Credit Commitments have terminated or expired, the Revolving Credit Percentages shall be determined based upon the Revolving Credit Commitments most recently in effect, giving effect to any assignments.

“Revolving Credit Termination Date” means March 31, 2025 or any earlier date on which the Aggregate Revolving Credit Commitment is reduced to zero or otherwise terminated pursuant to the terms hereof. The Borrower may extend the originally scheduled Revolving Credit Termination Date on two (2) occasions for a period of up to six (6) months per extension provided that (x) the Borrower provides written notice of such extension at least thirty (30) days but not more than ninety (90) days prior to the then scheduled Revolving Credit Termination Date, (y) no Default exists on the date of such notice, and (z) the Borrower pays an extension fee for each extension equal to 0.0625% of the Aggregate Revolving Credit Commitment by or on the then scheduled Revolving Credit Termination Date.

“Revolving Loan” means, with respect to a Revolving Credit Lender, such Revolving Credit Lender’s portion of any Advance made in connection with the Revolving Credit Facility.

“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by (a) the U.S. federal government, including those administered by OFAC or the U.S. Department of State, or (b) the United Nations Security Council, the European Union, any European Union member state in which the Borrower or any Subsidiary conducts operations, or Her Majesty’s Treasury of the United Kingdom.

“Sanctioned Country” means, at any time, any country, region or territory which is itself the subject or target of any full-scope (non-list based) Sanctions (at the time of this Agreement, Cuba, Iran, North Korea, Syria<, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic> and <the >Crimea< Region of Ukraine>).

“Sanctioned Person” means, at any time, (a) any Person listed in any Sanctions-related Executive Order or list of designated Persons maintained by OFAC, the U.S. Department of State, or by the United Nations Security Council, the European Union, any European Union member state in which the Borrower or any Subsidiary conducts operations or Her Majesty’s Treasury of the United Kingdom or (b) unless otherwise authorized by OFAC, any Person operating, organized or resident in a Sanctioned Country, or (c) any Person owned 50 percent or more or controlled by any such Person or Persons described in the foregoing clauses (a) or (b).

“SEC” means the Securities and Exchange Commission.

“Section” means a numbered section of this Agreement, unless another document is specifically referenced.

“Single Employer Plan” means a Plan maintained by the General Partner or the Borrower or any member of the Controlled Group for employees of the General Partner or the Borrower or any member of the Controlled Group.

“SOFR” means~~, with respect to any Business Day,~~ a rate ~~per annum~~ equal to the secured overnight financing rate ~~for such Business Day published~~<as administered> by the SOFR Administrator ~~on the SOFR Administrator’s Website on the immediately succeeding Business Day~~.

“SOFR Administrator” means the NYFRB (or a successor administrator of the secured overnight financing rate).

“SOFR Administrator’s Website” means the NYFRB’s Website, currently at http://www.newyorkfed.org, or any successor source for the secured overnight financing rate identified as such by the SOFR Administrator from time to time.

“Stabilized Property” means, as of any date of determination, any income-producing Project or the Borrower’s pro rata share of any income-producing real estate asset owned or operated by an Investment Affiliate and operated or intended to be operated as an office, medical office, industrial (including cold storage facilities, truck terminals, trailer lots and storage yards) or retail property in which construction of improvements has been completed and which has achieved an occupancy rate of 85%.

“Subsidiary” means, as to any Person, a corporation, partnership or other entity of which shares of stock or other ownership interests having ordinary voting power (other than stock or such other ownership interests having such power only by reason of the happening of a contingency) to elect a majority of the board of directors or other managers of such corporation, partnership or other entity are at the time owned, or the management of which is otherwise controlled, directly or indirectly through one or more intermediaries, or both, by such Person, including all subsidiaries consolidated pursuant to GAAP (other than subsidiaries that are so consolidated due to being determined as the primary beneficiary of a variable interest entity, as defined by GAAP, and do not otherwise meet the control tests described above). Unless otherwise qualified, all references to a “Subsidiary” or to “Subsidiaries” in this Agreement shall refer to a Subsidiary or Subsidiaries of the Borrower or the General Partner.

“Subsidiary Guarantor” means a Subsidiary of the Borrower or the General Partner which executes and delivers a Subsidiary Guaranty so that the Project owned by such Subsidiary shall qualify as an Unencumbered Asset. The Subsidiary Guarantors as of the date of this Agreement are listed on Schedule SG.

“Subsidiary Guaranty” means any guaranty executed and delivered by any Subsidiary Guarantor, substantially in the form of Exhibit K, as the same may be amended, supplemented or otherwise modified from time to time.

“Substantial Portion” means, with respect to the Property of the General Partner, the Borrower or their Subsidiaries, taken as a whole, Property which (i) represents more than 25% of the consolidated assets of the General Partner, the Borrower and their Subsidiaries as disclosed on the most recently issued quarterly consolidated financial statements of the General Partner, the Borrower and their Subsidiaries, or (ii) is responsible for more than 25% of the consolidated net revenues of the General Partner, the Borrower and their Subsidiaries as reflected in the financial statements referred to in clause (i) above.

“Supported QFC” has the meaning assigned to it in Section 10.19.

“Sustainability Structuring Agent” means the Sustainability Structuring Agent identified on the cover page of this Agreement.

“Syndication Agent” means the Syndication Agent identified on the cover page of this Agreement.

“S&P” means S&P Global Ratings, a Standard & Poor’s Financial Services LLC business, and its successors.

“Taxes” means all present or future taxes, levies, imposts, duties, deductions, withholdings (including backup withholding), assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.

“Term ~~SOFR” means, for the applicable Corresponding Tenor as of the applicable Reference Time, the forward-looking term rate based on SOFR that has been selected or recommended by the Relevant Governmental Body~~<Benchmark” when used in reference to any Loan or Advance, refers to whether such Loan, or the Loans comprising such Advance, are bearing interest at a rate determined by reference to ><the Adjusted Term SOFR Rate.>

<“Term Benchmark Advance” means an Advance which bears interest at the Adjusted Term SOFR Rate, whether a ratable Advance based on the Term Benchmark Applicable Margin or a Competitive Bid Loan based on a Competitive Term Benchmark Margin.>

<“Term Benchmark Applicable Margin” means, as of any date with respect to any Term Benchmark Interest Period, the Applicable Margin in effect for such Term Benchmark Interest Period as determined in accordance with Section 2.4 hereof.>

<“Term Benchmark Interest Period” means with respect to any Term Benchmark Advance, the period commencing on the date of such Advance and ending on the numerically corresponding day in the calendar month that is one, three or six months thereafter (in each case, subject to the availability for the Benchmark applicable to the relevant Loan or Commitment), as the Borrower may elect; provided, that ><(i)>< if any Term Benchmark Interest Period would end on a day other than a Business Day, such Term Benchmark Interest Period shall be extended to the next succeeding Business Day unless such next succeeding Business Day would fall in the next calendar month, in which case such Term Benchmark Interest Period shall end on the next preceding Business Day, (ii) any Term Benchmark Interest Period that commences on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the last calendar month of such Term Benchmark Interest Period) shall end on the last Business Day of the last calendar month of such Term Benchmark Interest Period and (iii) no tenor that has been removed from this definition pursuant to Section 4.3(e) shall be available for specification in such Borrowing Notice or ><Conversion/Continuation Notice>< unless and until such tenor has been reinstated pursuant to Section 4.3(e). For purposes hereof, the date of an Advance initially shall be the date on which such Advance is made and thereafter shall be the effective date of the most recent conversion or continuation of such Advance>.

“Term ~~SOFR Notice~~<Benchmark Loan>” means a ~~notification by the Administrative Agent to the Lenders and the Borrower of the occurrence of a Term SOFR Transition Event and election to implement clause (c) of Section 4.3~~<Loan which bears interest at the Adjusted Term SOFR Rate.>

<“Term SOFR Determination Day” has the meaning assigned to it under the definition of Term SOFR Reference Rate.>

<“Term SOFR Rate” means, with respect to any Term Benchmark Advance and for any tenor comparable to the applicable Term Benchmark Interest Period, the Term SOFR Reference Rate at approximately 5:00 a.m., Chicago time, two U.S. Government Securities Business Days prior to the commencement of such tenor comparable to the applicable Term Benchmark Interest Period, as such rate is published by the CME Term SOFR Administrator>.

“Term SOFR ~~Transition Event~~<Reference Rate>” means ~~the determination~~<, for any day and time (such day, the “Term SOFR Determination Day”), with respect to any Term Benchmark Advance denominated in Dollars and for any tenor comparable to the applicable Term Benchmark Interest Period, the rate per annum determined> by the Administrative Agent

~~that (a) Term SOFR has been recommended for use by the Relevant Governmental Body, (b)~~<as the forward-looking term rate based on SOFR. If by 5:00 pm (New York City time) on such Term SOFR Determination Day,> the ~~administration of~~ <“>Term SOFR ~~is administratively feasible for the Administrative Agent and (c) a Benchmark Transition Event or an Early Opt-in Election, as~~<Reference Rate” for the> applicable~~,~~< tenor> has ~~previously occurred resulting in~~<not been published by the CME Term SOFR Administrator and> a Benchmark Replacement ~~in accordance with Section 4.3 that is not~~<Date with respect to the Term SOFR Rate has not occurred, then the Term SOFR Reference Rate for such Term SOFR Determination Day will be the Term SOFR Reference Rate as published in respect of the first preceding U.S. Government Securities Business Day for which such Term SOFR Reference Rate was published by the CME Term SOFR Administrator, so long as such first preceding Business Day is not more than five (5) Business Days prior to such> Term SOFR< Determination Day>.

“Termination Date” means the Revolving Credit Termination Date and/or the maturity date of any New Term Loans, as the context so requires.

“Total Asset Value” means the sum without duplication of: (a) Total Property Operating Income for all Stabilized Properties for the preceding quarter multiplied by four, capitalized at the Capitalization Rate, plus (b) Earnings From Service Operations for the preceding 12 full calendar months capitalized at 12.5%, plus (c) 100% of the GAAP book value of Assets Under Development plus (d) 50% of the GAAP book value of Pre-Stabilized Assets, plus (e) the GAAP book value of Acquisition Assets plus (f) the amount of any Unrestricted Cash and Cash Equivalents (excluding restricted tenant security deposits, cash pledged to secure letters of credit and other indebtedness and other restricted deposits); provided that any amount of Unrestricted Cash and Cash Equivalents netted against Consolidated Total Indebtedness or Consolidated Secured Indebtedness per Sections 7.20 (ii) or (iv) shall be excluded from the calculation of Total Asset Value, plus (g) the lower of book value or appraised value based on appraisals received by the Borrower, if any, of land not under development. The amount described in clause (b) excludes gains on merchant build Properties from Earnings From Service Operations, and the amount described in clause (c) cannot exceed 10% of Total Asset Value. For purposes of this definition, if the Borrower has included guarantees related to any tax increment financing (or any other type of public financing where a government entity contributes to the project costs) as described in the definition of “Guarantee Obligation”, then the Total Asset Value of any Project subject to such financing shall be adjusted to exclude the related deduction in book value of such Project if the Borrower is using GAAP book value to determine the Total Asset Value of such Project.

For purposes of determining Total Asset Value, the contributions to Total Asset Value from investments in (i) land not under development, (ii) non-office/medical office/industrial/retail property holdings (excluding cash), (iii) stock holdings, (iv) mortgages, (v) passive non-real estate investments, and (vi) joint ventures and partnerships, will be capped as follows: (1) the Total Asset Value attributable to the first category (land not under development) shall not exceed 13% of Total Asset Value, (2) the Total Asset Value attributable to any one of categories (ii) through (v) shall not exceed 10% of Total Asset Value, (3) the Total Asset Value attributable to the sixth category (joint ventures and partnerships) shall not exceed 25% of Total Asset Value, and (4) the Total Asset Value attributable to all the foregoing investment categories will be limited, in the aggregate, to not more than 30% of Total Asset Value. Notwithstanding the foregoing Borrower shall be permitted to include investments in assets based in Canada or Mexico in the determination of Total Asset Value provided the leases on those assets are paid in United States Dollars or Canadian Dollars and Total Asset Value attributable to same shall not exceed 10% of Total Asset Value.

For purposes of the preceding paragraph, non-revenue-generating investments and non- Project-revenue-generating assets will be valued at the lower of GAAP book value or appraised value based on appraisals received by the Borrower, if any.

“Total Property Operating Income” means the sum of (i) earnings from rental operations (computed in accordance with GAAP) plus depreciation, amortization and interest expense (adjusted for any acquisitions and divestitures), and (ii) (without redundancy) the Borrower’s pro rata share of Net Operating Income from Investment Affiliates. The earnings from rental operations shall be adjusted to include pro forma earnings (as substantiated to the satisfaction of the Administrative Agent) for an entire quarter for any property acquired or placed in service during the quarter and to exclude earnings during such quarter from any property not owned as of the end of the quarter.

“Transferee” is defined in Section 13.5.

“Type” means, with respect to any Advance or Loan, its nature as an ABR Advance or Loan or a ~~LIBOR~~<Term Benchmark> Advance or Loan.

“UK Financial Institutions” means any BRRD Undertaking (as such term is defined under the PRA Rulebook (as amended from time to time) promulgated by the United Kingdom Prudential Regulation Authority) or any person falling within IFPRU 11.6 of the FCA Handbook (as amended from time to time) promulgated by the United Kingdom Financial Conduct Authority, which includes certain credit institutions and investment firms, and certain affiliates of such credit institutions or investment firms.

“UK Resolution Authority” means the Bank of England or any other public administrative authority having responsibility for the resolution of any UK Financial Institution.

“Unadjusted Benchmark Replacement” means the applicable Benchmark Replacement excluding the related Benchmark Replacement Adjustment.

“Unencumbered Asset” means, with respect to any Project which is in service, as of the end of any fiscal quarter, the circumstance that such asset on such date (a) is not subject to any Liens or claims (including restrictions on transferability or assignability) of any kind (including any such Lien, claim or restriction imposed by the organizational documents of the Borrower or any Subsidiary, but excluding Permitted Liens other than those identified in Sections 7.15(v) and (vi)), (b) is not subject to any agreement (including (i) any agreement governing Indebtedness incurred in order to finance or refinance the acquisition of such asset, and (ii) if applicable, the organizational documents of the Borrower or any Subsidiary) which prohibits or limits the ability of the General Partner, the Borrower or any of their Subsidiaries to create, incur, assume or suffer to exist any Lien upon any assets or Capital Stock of the General Partner, the Borrower or any of their Subsidiaries, and (c) is not subject to any agreement (including any agreement governing Indebtedness incurred in order to finance or refinance the acquisition of such asset)

which entitles any Person to the benefit of any Lien (but excluding Permitted Liens other than those identified in Sections 7.15(v) and (vi)) on any assets or Capital Stock of the General Partner, the Borrower or any of their Subsidiaries, or would entitle any Person to the benefit of any Lien (but excluding Permitted Liens other than those identified in Sections 7.15(v) and (vi)) on such assets or Capital Stock upon the occurrence of any contingency (including, without limitation, pursuant to an “equal and ratable” clause), (d) is 100% owned in fee simple or ground-leased under an Eligible Ground Lease by (i) the Borrower, (ii) a Subsidiary Guarantor or (iii) a Wholly-Owned Subsidiary of the Borrower (x) that is not a Guarantor, (y) that is not liable for any Indebtedness (including any guarantees of Indebtedness of another Person) and (z) that is not the subject of an event of the type described in Sections 8.7 or 8.8 (an “Unencumbered Property Subsidiary”), and (e) is in compliance with the representations in Section 6.20. For the purposes of this Agreement, any Property of a Subsidiary shall not be deemed to be unencumbered unless both (i) such Property and (ii) all Capital Stock of such Subsidiary held by the General Partner or the Borrower is unencumbered.

“Unencumbered Property Subsidiary” has the meaning set forth in the definition of Unencumbered Asset.

“Unfunded Liabilities” means the amount (if any) by which the present value of all vested nonforfeitable benefits under all Single Employer Plans exceeds the fair market value of all such Plan assets allocable to such benefits, all determined as of the then most recent valuation date for such Plans using the Plan’s on-going actuarial assumptions.

“Unmatured Default” means an event which but for the lapse of time or the giving of notice, or both, would constitute a Default.

“Unrestricted Cash and Cash Equivalents” means, as of any date of determination, the sum of (a) the aggregate amount of Unrestricted cash then held by the Borrower or any of its consolidated Subsidiaries and (b) the aggregate amount of Unrestricted Cash Equivalents (valued at the lower of cost and fair market value) then held by the Borrower or any of its consolidated Subsidiaries. As used in this definition, “Unrestricted” means the specified asset is not subject to any Liens or claims of any kind in favor of any Person (other than Liens in favor of a banking or other financial institution arising as a matter of law or under customary general terms and conditions encumbering deposits or other funds maintained with a financial institution (including the right of setoff).

“Unsecured Indebtedness” means Indebtedness that is not secured by a Lien.

<“U.S. Government Securities Business Day” means any day except for (i) a Saturday, (ii) a Sunday or (iii) a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in United States government securities.>

“U.S. Person” means a “United States person” within the meaning of Section 7701(a)(30) of the Code.

“U.S. Special Resolution Regime” has the meaning assigned to it in Section 10.19.

“U.S. Tax Compliance Certificate” has the meaning assigned to such term in Section 4.5(f)(ii)(B)(3).

“Wholly-Owned Subsidiary” of a Person means (i) any Subsidiary all of the outstanding voting securities of which shall at the time be owned or controlled, directly or indirectly, by such Person or one or more Wholly-Owned Subsidiaries of such Person, or by such Person and one or more Wholly Owned Subsidiaries of such Person or (ii) any partnership, association, joint venture or similar business organization 100% of the ownership interests having ordinary voting power of which shall at the time be so owned or controlled.

“Write-Down and Conversion Powers” means, (a) with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write- down and conversion powers are described in the EU Bail-In Legislation Schedule, and (b) with respect to the United Kingdom, any powers of the applicable Resolution Authority under the Bail-In Legislation to cancel, reduce, modify or change the form of a liability of any UK Financial Institution or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers.

The foregoing definitions shall be equally applicable to both the singular and plural forms of the defined terms.

1.2. Classification of Loans and Borrowings. For purposes of this Agreement, Loans may be classified and referred to by Class (e.g., a “Revolving Loan”) or by Type (e.g., a “~~LIBOR~~<Term Benchmark> Loan”) or by Class and Type (e.g., a “~~LIBOR~~<Term Benchmark> Revolving Loan”). Advances also may be classified and referred to by Class (e.g., a “Revolving Advance”) or by Type (e.g., a “~~LIBOR~~<Term Benchmark> Advance”) or by Class and Type (e.g., a “~~LIBOR~~<Term Benchmark> Revolving Advance”).

1.3. Terms Generally. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. The word “will” shall be construed to have the same meaning and effect as the word “shall”. Unless the context requires otherwise (a) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein), (b) any reference herein to any Person shall be construed to include such Person’s successors and assigns, (c) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (d) all references herein to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, this Agreement, (e) any reference to any law, rule or regulation herein shall, unless otherwise specified, refer to such law, rule or regulation as amended, modified or supplemented from time to time and (f) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights.

1.4. Interest Rates; ~~LIBOR~~<Benchmark> Notification. The interest rate on ~~LIBOR Loans is determined by reference to the LIBOR Rate, which is derived from the London interbank offered rate (“LIBOR”). LIBOR is intended to represent the rate at which contributing banks may obtain short-term borrowings from each other in the London interbank market On March 5~~<a Loan denominated in dollars may be derived from an interest rate benchmark that may be discontinued or is, or may in the future become>, ~~2021,~~ the ~~U.K. Financial Conduct Authority (“FCA”) publicly announced that: (a) immediately after December 31, 2021, publication of all seven euro LIBOR settings, all seven Swiss Franc LIBOR settings, the spot next, 1-week, 2-month and 12-month Japanese Yen LIBOR settings, the overnight, 1-week, 2- month and 12-month British Pound Sterling LIBOR settings, and the 1-week and 2-month U.S. Dollar LIBOR settings will permanently cease; immediately after June 30, 2023, publication of the overnight and 12-month U.S. Dollar LIBOR settings will permanently cease; immediately after December 31, 2021, the 1-month, 3-month and 6-month Japanese Yen LIBOR settings and the 1-month, 3-month and 6-month British Pound Sterling LIBOR settings will cease to be provided or, subject to consultation by the FCA, be provided on a changed methodology (or “synthetic”) basis and no longer be representative of the underlying market and economic reality they are intended to measure and that representativeness will not be restored; and immediately after June 30, 2023, the 1-month, 3-month and 6-month U.S. Dollar LIBOR settings will cease to be provided or, subject to the FCA’s consideration of the case, be provided on a synthetic basis and no longer be representative of the underlying market and economic reality they are intended to measure and that representativeness will not be restored. There is no assurance that dates announced by the FCA will not change or that the administrator of LIBOR and/or regulators will not take further action that could impact the availability, composition, or characteristics of LIBOR or the currencies and/or tenors for which LIBOR is published. Each party to this agreement should consult its own advisors to stay informed of any such developments. Public and private sector industry initiatives are currently underway to identify new or alternative reference rates to be used in place of LIBOR~~<subject of regulatory reform>. Upon the occurrence of a Benchmark Transition Event, ~~a Term SOFR Transition Event or an Early Opt-in Election,~~ Section 4.3(b) ~~and (c) provide the~~<provides a> mechanism for determining an alternative rate of interest. The Administrative Agent will promptly notify the Borrower, pursuant to Section  4.3(~~e~~<d >), of any change to the reference rate upon which the interest rate on ~~LIBOR Loans~~<a Term Benchmark Advance> is based. ~~However, except for the obligations expressly set forth herein, the~~<The> Administrative Agent does not warrant or accept any responsibility for, and shall not have any liability with respect to, the administration, submission<, performance> or any other matter related to ~~LIBOR or other rates in the definition of “LIBOR Rate”~~<any interest rate used in this Agreement,> or with respect to any alternative or successor rate thereto, or replacement rate thereof ~~(including, without limitation, (i) any such alternative, successor or replacement rate implemented pursuant to Section4.3(b) or (c), whether upon the occurrence of a Benchmark Transition Event, a Term SOFR Transition Event or an Early Opt-in Election, and (ii) the implementation of any Benchmark Replacement Conforming Changes pursuant to Section 4.3(d))~~, including without limitation, whether the composition or characteristics of any such alternative, successor or replacement reference rate will be similar to, or produce the same value or economic equivalence of, the ~~LIBOR Rate~~<existing interest rate being replaced> or have the same volume or liquidity as did ~~the London interbank offered~~<any existing interest> rate prior to its discontinuance or unavailability.< The Administrative Agent and its affiliates and/or other related entities may engage in transactions that affect the calculation of any interest rate used in this Agreement or any alternative, successor or alternative rate (including any Benchmark Replacement) and/or any relevant adjustments thereto, in each case, in a manner adverse to the Borrower. The Administrative Agent may select information sources or services in its reasonable discretion to ascertain any interest rate used in this Agreement, any component thereof, or rates referenced in the definition thereof, in each case pursuant to the terms of this Agreement, and shall have no liability to the Borrower, any Lender or any other person or entity for damages of any kind, including direct or indirect, special, punitive, incidental or consequential damages, costs, losses or expenses (whether in tort, contract or otherwise and whether at law or in equity), for any error or calculation of any such rate (or component thereof) provided by any such information source or service, except, solely with respect to the administration of such rate by the Administrative Agent, to the extent of direct and actual damages as are determined by a final nonappealable judgment of a court of competent jurisdiction to have resulted from the Administrative Agent’s gross negligence or willful misconduct in its administration of such rate.>

1.5. Letter of Credit Amounts. Unless otherwise specified herein, the amount of a Letter of Credit at any time shall be deemed to be the amount of such Letter of Credit available to be drawn at such time; provided that with respect to any Letter of Credit that, by its terms or the terms of any letter of credit agreement related thereto, provides for one or more automatic increases in the available amount thereof, the amount of such Letter of Credit shall be deemed to be the maximum amount of such Letter of Credit after giving effect to all such increases, whether or not such maximum amount is available to be drawn at such time.

1.6. Divisions. For all purposes under the Loan Documents, in connection with any division or plan of division under Delaware law (or any comparable event under a different jurisdiction’s laws): (a) if any asset, right, obligation or liability of any Person becomes the asset, right, obligation or liability of a different Person, then it shall be deemed to have been transferred from the original Person to the subsequent Person, and (b) if any new Person comes into existence, such new Person shall be deemed to have been organized and acquired on the first date of its existence by the holders of its Equity Interests at such time.

ARTICLE II

THE CREDIT

2.1. Commitments. <(a) >From and including the date of this Agreement and prior to the Revolving Credit Termination Date, each Revolving Credit Lender severally, and not jointly, agrees, subject to the terms and conditions set forth in this Agreement, to make Revolving Loans denominated in U.S. Dollars to the Borrower from time to time prior to the Revolving Credit Termination Date, provided that the making of any such Revolving Loan will not cause the total of the outstanding principal balance of all Revolving Loans (including Competitive Bid Loans) and the Facility Letter of Credit Obligations to exceed the Aggregate Revolving Credit Commitment. Except for Competitive Bid Loans, each Revolving Credit Lender shall fund its

Revolving Credit Percentage of each Advance of Revolving Loans and no Revolving Credit Lender will be required to fund any amount, which when aggregated with such Revolving Credit Lender’s Revolving Credit Percentage of: (i) all other Advances of Revolving Loans (other than Competitive Bid Loans) then outstanding and, (ii) Facility Letter of Credit Obligations would exceed such Lender’s Revolving Credit Commitment. Subject to the terms of this Agreement, the Borrower may borrow, repay and reborrow at any time prior to the Revolving Credit Termination Date. The Revolving Credit Commitments of each Lender to lend hereunder shall expire on the Revolving Credit Termination Date.

<(b) Each ><Initial New>< Term Loan Lender severally and not jointly agrees, subject to the terms and conditions set forth in this Agreement and in Amendment No. 1, to make Initial New Term Loans denominated in U.S. Dollars to the Borrower in a single drawing on the Amendment Effective Date (as defined in Amendment No. 1) in a principal amount equal to such Initial New Term Loan Lender’s Initial New Term Loan Commitment. The Initial New Term Loan Commitments of each Initial New Term Loan Lender to lend hereunder shall expire on the date on which the Initial New Term Loans are made hereunder. Any Initial New Term Loans that are repaid may not be reborrowed.>

2.2. Final Principal Payments. The Borrower promises to pay and shall pay all outstanding Advances of Revolving Loans and all other unpaid Obligations in connection with the Revolving Credit Facility in full on the Revolving Credit Termination Date.< The Borrower promises to pay and shall pay all outstanding Initial New Term Loans and all other unpaid Obligations in connection with the Initial New Term Loan Facility in full on the Initial New Term Loan Termination Date.>

2.3. Loans. Each Advance of Revolving Loans hereunder shall consist of Revolving Loans made from the several Revolving Credit Lenders ratably in proportion to the ratio that their respective Revolving Credit Commitments bear to the Aggregate Revolving Credit Commitment except for Competitive Bid Loans made in accordance with Section 2.15. The Advances of Revolving Loans may be ABR Advances or ~~LIBOR~~<Term Benchmark> Advances, or a combination thereof, selected by the Borrower in accordance with Sections 2.10 and 2.11.< The Advance of Initial New Term Loans hereunder shall consist of Initial New Term Loans made from the several Initial New Term Loan Lenders ratably in proportion to the ratio that their respective Initial New Term Loan Commitments bear to the aggregate Initial New Term Loan Commitments of all Initial New Term Loan Lenders. The Advances of Initial New Term Loans may be ABR Advances or Term Benchmark Advances, or a combination thereof, selected by the Borrower in accordance with Sections 2.10 and 2.11.>

2.4. Applicable Margins. The ABR Applicable Margin and the ~~LIBOR~~<Term Benchmark> Applicable Margin to be used in calculating the interest rate applicable to different Types of Advances shall vary from time to time in accordance with the long-term unsecured debt ratings of the Borrower as set forth in the table attached as Exhibit A for the Revolving Credit Facility< and the Initial New Term Loan Facility>. In the event that a rating agency shall discontinue its ratings of the REIT industry or the Borrower, a mutually agreeable substitute rating agency may be selected by the Required Lenders and the Borrower.

If a rating agency downgrade or discontinuance results in an increase in an ABR Applicable Margin, a ~~LIBOR~~<Term Benchmark> Applicable Margin or Facility Fee Rate and if such downgrade or discontinuance is reversed and the affected Applicable Margin or Facility Fee Rate is restored within ninety (90) days thereafter, at the Borrower’s request, the Borrower shall receive a credit against interest next due the applicable Lenders equal to interest accrued from time to time during such period of downgrade or discontinuance and actually paid by the Borrower on the Advances at the differential between such Applicable Margins, and the differential of the Facility Fees, if applicable, paid during such period of downgrade.

If a rating agency upgrade results in a decrease in an ABR Applicable Margin, a ~~LIBOR~~<Term Benchmark> Applicable Margin or Facility Fee Rate and if such upgrade is reversed and the affected Applicable Margin or Facility Fee Rate is restored within ninety (90) days thereafter, the Borrower shall be required to pay an amount to the applicable Lenders equal to the interest differential on the Advances and the differential of the Facility Fees during such period of upgrade.

2.5. Facility Fee. The Borrower agrees to pay to the Administrative Agent for the account of each Revolving Credit Lender a facility fee (the “Facility Fee”) calculated at a per annum percentage (“Facility Fee Rate”) of the total Aggregate Revolving Credit Commitment. The Facility Fee Rate shall vary from time to time based on the Borrower’s long term unsecured debt rating as set forth in the table attached hereto as Exhibit A, and determined in a manner consistent with the provisions of Section 2.4 relating to Applicable Margins, and the Facility Fee shall be payable quarterly in arrears on the last day of each calendar quarter hereafter beginning March 31, 2021 and on the Revolving Credit Termination Date.

2.6. Other Fees. The Borrower will pay to the Arrangers, to the Administrative Agent and to Administrative Agent for the benefit of the Lenders on or before the date hereof the fees specified in that certain Fee Letter dated February 19, 2021.

2.7. Voluntary Reduction of Aggregate Revolving Credit Commitment Amount. Upon at least fifteen (15) days prior irrevocable written notice (or telephone notice promptly confirmed in writing) to the Administrative Agent, the Borrower shall have the right, without premium or penalty, to terminate permanently the Aggregate Revolving Credit Commitment in whole or in part provided that (a) Borrower may not reduce the Aggregate Revolving Credit Commitment below the Allocated Facility Amount at the time of such requested reduction, and (b) any such partial termination shall be in the minimum aggregate amount of Five Million Dollars ($5,000,000.00) or any integral multiple of Five Million Dollars ($5,000,000.00) in excess thereof. Any partial termination of the Aggregate Revolving Credit Commitment shall be applied pro rata to each Lender’s Revolving Credit Commitment.

2.8. Minimum Amount of Each Advance. Each ~~LIBOR~~<Term Benchmark> Advance shall be in the minimum amount of $2,000,000 (and in multiples of $1,000,000 if in excess thereof), and each ABR Advance shall be in the minimum amount of $1,000,000 (and in multiples of $500,000 if in excess thereof), provided, however, that any ABR Advance may be in the amount of the unused Aggregate Revolving Credit Commitment.

2.9. Optional Principal Payments. The Borrower may from time to time pay, without penalty or premium, all or any part of outstanding ABR Advances provided Administrative Agent receives notice of the payment by 10:00 a.m. Chicago time and the payment by 3:00 p.m. Chicago time. The Administrative Agent will notify the Lenders by 11:00 a.m. of any such notice received. The Borrower may from time to time pay a ~~LIBOR~~<Term Benchmark> Advance, provided a ~~LIBOR~~<Term Benchmark> Advance may not be paid prior to the last day of the applicable <Term Benchmark >Interest Period unless accompanied by any amount due pursuant to Section 4.4. A Competitive Bid Loan may not be paid prior to its maturity (unless agreed to by the Lender providing such Competitive Bid Loan), provided, however, that if a Competitive Bid Loan becomes due prior to its stated maturity due to acceleration of the Obligations, then payment of such Competitive Bid Loan shall be accompanied by any amount due pursuant to Section 4.4. Any New Term Loan that is repaid may not be reborrowed.

2.10. Method of Selecting Types and Interest Periods for New Advances. The Borrower shall select the Type of Advance and, in the case of each ~~LIBOR~~<Term Benchmark> Advance, the Interest Period applicable to each Advance from time to time. The Borrower shall give the Administrative Agent irrevocable notice (a “Borrowing Notice”) (i) not later than 10:00 a.m. Chicago time on the Borrowing Date of each ABR Advance, (ii) not later than 10:00 a.m. Chicago time, at least three (3) Business Days before the Borrowing Date for each ~~LIBOR~~<Term Benchmark> Advance, specifying:

(a) the Borrowing Date, which shall be a Business Day, of such Advance, (b) the aggregate amount of such Advance,

(c) the Class of such Advance,

(d) the Type of Advance selected, and

(e) in the case of each ~~LIBOR~~<Term Benchmark> Advance, the Interest Period applicable thereto.

Not later than noon (or 2:00 p.m., in the case of an ABR Advance requested on such Borrowing Date) (Chicago time) on each Borrowing Date, each applicable Lender shall make available its Loan or Loans, in funds immediately available in Chicago to the Administrative Agent at its address specified pursuant to Article XIV. The applicable Lenders shall not be obligated to match fund their ~~LIBOR~~<Term Benchmark> Advances. The Administrative Agent will make the funds so received from the Lenders available to the Borrower on such Business Day.

No Interest Period may end after the applicable Termination Date and, unless all of the applicable Lenders otherwise agree in writing, in no event may there be more than seven (7) different Interest Periods for ~~LIBOR~~<Term Benchmark> Advances (other than Competitive Bid Loans) outstanding at any one time for any Class of Advance.

2.11. Conversion and Continuation of Outstanding Advances. ABR Advances shall continue as ABR Advances unless and until such ABR Advances are converted into ~~LIBOR~~<Term Benchmark> Advances. Each ~~LIBOR~~<Term Benchmark> Advance shall continue as a ~~LIBOR~~<Term Benchmark> Advance until the end of the then applicable Interest Period therefor, at which time such ~~LIBOR~~<Term Benchmark> Advance shall be automatically converted into an ABR Advance unless the Borrower shall have given the Administrative Agent a Conversion/Continuation Notice requesting that, at the end of such Interest Period, such ~~LIBOR~~<Term Benchmark> Advance continue as a ~~LIBOR~~<Term Benchmark> Advance for the same or another Interest Period. Subject to the terms of Section 2.8, the Borrower may elect from time to time to convert all or any part of an Advance of any Type into any other Type of Advance; provided that any conversion of any ~~LIBOR~~<Term Benchmark> Advance shall be made on, and only on, the last day of the Interest Period applicable thereto. The Borrower shall give the Administrative Agent irrevocable notice (a “Conversion/Continuation Notice”) of each conversion of an Advance or continuation of a ~~LIBOR~~<Term Benchmark> Advance not later than 10:00 a.m. (Chicago time) on the Business Day of the requested conversion or continuation, in the case of a conversion into an ABR Advance, or three (3) Business Days, in the case of a conversion into or continuation of a ~~LIBOR~~<Term Benchmark> Advance, prior to the date of the requested conversion or continuation, specifying:

(i) the requested date which shall be a Business Day, of such conversion or continuation;

(ii) the aggregate amount, Class and Type of the Advance which is to be converted or continued; and

(iii) the amount, Class and Type(s) of Advance(s) into which such Advance is to be converted or continued and, in the case of a conversion into or continuation of a ~~LIBOR~~<Term Benchmark> Advance, the duration of the Interest Period applicable thereto.

2.12. Changes in Interest Rate, Etc. Each ABR Advance shall bear interest on the outstanding principal amount thereof, for each day from and including the date such Advance is made or is converted from a ~~LIBOR~~<Term Benchmark> Advance into an ABR Advance pursuant to Section 2.11 to but excluding the date it becomes due or is converted into a ~~LIBOR~~<Term Benchmark> Advance pursuant to Section 2.11 hereof, at a rate per annum equal to the applicable ABR Rate for such day. Changes in the rate of interest on that portion of any Advance maintained as an ABR Advance will take effect simultaneously with each change in the Alternate Base Rate. Each ~~LIBOR~~<Term Benchmark> Advance shall bear interest from and including the first day of the Interest Period applicable thereto to (but not including) the last day of such Interest Period at the interest rate determined as applicable to such ~~LIBOR~~<Term Benchmark> Advance.

2.13. Rates Applicable After Default. Notwithstanding anything to the contrary contained in Section 2.10, 2.11 or 2.12, during the continuance of a Default or Unmatured Default the Required Lenders may, at their option, by notice to the Borrower (which notice may be revoked at the option of the Required Lenders notwithstanding any provision of Section 9.2 requiring unanimous consent of the Lenders under a Facility to changes in interest rates with respect to such Facility), declare that no Advance may be made as, converted into or continued beyond its current term as a ~~LIBOR~~<Term Benchmark> Advance. During the continuance of a Default the Required Lenders may, at their option, by notice to the Borrower (which notice may be revoked at the option of the Required Lenders notwithstanding any provision of Section 9.2 requiring unanimous consent of the Lenders under a Facility to changes in interest rates with respect to such Facility), declare that (i) each ~~LIBOR~~<Term Benchmark> Advance shall bear interest for the remainder of the applicable Interest Period at the rate otherwise applicable to such Interest Period plus 2% per annum and (ii) each ABR Advance shall bear interest at a rate per annum equal to the ABR Rate otherwise applicable to the ABR Advance plus 2% per annum and the Facility Letter of Credit Fee shall increase by 2% per annum; provided that such rates and increase in the Facility Letter of Credit Fee shall become applicable automatically without notice to the Borrower or an election or action by the Administrative Agent or any Lender if a Default occurs under Section 8.7 or Section 8.8, or a Default occurs relating to the payment of principal or interest, unless waived by the Required Lenders.

2.14. [Reserved].

2.15. Competitive Bid Loans.

(a) Competitive Bid Option. In addition to ratable Advances pursuant to Section 2.3, but subject to the terms and conditions of this Agreement (including, without limitation the limitation set forth in Section 2.1 as to the maximum amount of all Revolving Loans and the Facility Letter of Credit Obligations not exceeding the Aggregate Revolving Credit Commitment), the Borrower may, as set forth in this Section 2.15, request the Revolving Credit Lenders, prior to the Revolving Credit Termination Date, to make offers for Competitive Bid Loans to the Borrower. Each Revolving Credit Lender may, but shall have no obligation to, make such offers and the Borrower may, but shall have no obligation to, accept any such offers in the manner set forth in this Section 2.15. Competitive Bid Loans shall be evidenced by the Competitive Bid Notes.

(b) Competitive Bid Quote Request. When the Borrower wishes to request offers to make Competitive Bid Loans under this Section 2.15, it shall transmit to the Administrative Agent by telecopy a Competitive Bid Quote Request substantially in the form of Exhibit C-1 hereto so as to be received no later than (i) 10:00 a.m. (Chicago time) at least five (5) Business Days prior to the Borrowing Date proposed therein, in the case of a request for a Competitive ~~LIBOR~~<Term Benchmark> Margin or (ii) 9:00 a.m. (Chicago time) at least one (1) Business Day prior to the Borrowing Date proposed therein, in the case of a request for an Absolute Rate specifying:

(i) the proposed Borrowing Date for the proposed Competitive Bid Loan,

(ii) the requested aggregate principal amount of such Competitive Bid Loan which must be at least $5,000,000 and an integral multiple of $1,000,000,

(iii) whether the Competitive Bid Quotes requested are to set forth a Competitive ~~LIBOR~~<Term Benchmark> Margin or an Absolute Rate, or both, and

(iv) the ~~LIBOR~~<Term Benchmark> Interest Period, if a Competitive ~~LIBOR~~<Term Benchmark> Margin is requested, or the Absolute Interest Period, if an Absolute Rate is requested.

The Borrower may request offers to make Competitive Bid Loans for more than one (1) (but not more than five (5)) Interest Periods in a single Competitive Bid Quote Request. No Competitive Bid Quote Request shall be given within five (5) Business Days (or such other number of days as the Borrower and the Administrative Agent may agree) of any other Competitive Bid Quote Request. A Competitive Bid Quote Request that does not conform substantially to the form of Exhibit C-1 hereto shall be rejected, and the Administrative Agent shall promptly notify the Borrower of such rejection by telecopy.

(c) Invitation for Competitive Bid Quotes. Promptly and in any event before the close of business on the same Business Day of receipt of a Competitive Bid Quote Request that is not rejected pursuant to Section 2.15(b), the Administrative Agent shall send to each of the Revolving Credit Lenders by telecopy an Invitation for Competitive Bid Quotes substantially in the form of Exhibit C-2 hereto, which shall constitute an invitation by the Borrower to each Revolving Credit Lender to submit Competitive Bid Quotes offering to make the Competitive Bid Loans to which such Competitive Bid Quote Request relates in accordance with this Section 2.15.

(d) Submission and Contents of Competitive Bid Quotes.

(i) Each Revolving Credit Lender may, in its sole discretion, submit a Competitive Bid Quote containing an offer or offers to make Competitive Bid Loans in response to any Invitation for Competitive Bid Quotes. Each Competitive Bid Quote must comply with the requirements of this Section 2.15(d) and must be submitted to the Administrative Agent by telex or telecopy at its offices not later than (a) 9:00 a.m. (Chicago time) at least three (3) Business Days prior to the proposed Borrowing Date, in the case of a request for a Competitive ~~LIBOR~~<Term Benchmark> Margin or (b) 9:00 a.m. (Chicago time) on the proposed Borrowing Date, in the case of a request for an Absolute Rate (or, in either case upon reasonable prior notice to the Revolving Credit Lenders, such other time and rate as the Borrower and the Administrative Agent may agree); provided that Competitive Bid Quotes submitted by the Administrative Agent may only be submitted if the Administrative Agent notifies the Borrower of the terms of the Offer or Offers contained therein no later than sixty (60) minutes prior to the latest time at which the relevant Competitive Bid Quotes must be submitted by the other Revolving Credit Lenders. Subject to the Borrower’s compliance with all other conditions to disbursement herein, any Competitive Bid Quote so made shall be irrevocable except with the written consent of the Administrative Agent given on the instructions of the Borrower.

(ii) Each Competitive Bid Quote shall be in substantially the form of Exhibit C-3 hereto and shall in any case specify:

(1) the proposed Borrowing Date, which shall be the same as that set forth in the applicable Invitation for Competitive Bid Quotes,

(2) the principal amount of the Competitive Bid Loan for which each such offer is being made, which principal amount (x) may be greater than, less than or equal to the Revolving Credit Commitment of the quoting Revolving Credit Lender, (y) must be at least $5,000,000 and an integral multiple of $1,000,000, and (z) may not exceed the principal amount of Competitive Bid Loans for which offers are requested,

(3) as applicable, the Competitive ~~LIBOR~~<Term Benchmark> Margin and Absolute Rate offered for each such Competitive Bid Loan,

(4) the minimum amount, if any, of the Competitive Bid Loan which may be accepted by the Borrower, and

(5) the identity of the quoting Revolving Credit Lender, provided that such Competitive Bid Loan may be funded by such Revolving Credit Lender’s Designated Lender as provided in Section 2.15(j), regardless of whether that is specified in the Competitive Bid Quote.

(iii) The Administrative Agent shall reject any Competitive Bid Quote that:

(1) is not substantially in the form of Exhibit C-3 hereto or does not specify all of the information required by Section 2.15(d)(ii),

(2) contains qualifying, conditional or similar language, other than any such language contained in Exhibit C-3 hereto,

(3) proposes terms other than or in addition to those set forth in the applicable Invitation for Competitive Bid Quotes, or

(4) arrives after the time set forth in Section 2.15(d)(i).

If any Competitive Bid Quote shall be rejected pursuant to this Section 2.15(d)(iii), then the Administrative Agent shall notify the relevant Revolving Credit Lender of such rejection as soon as practical.

(e) Notice to Borrower. The Administrative Agent shall promptly notify the Borrower of the terms (i) of any Competitive Bid Quote submitted by a Revolving Credit Lender that is in accordance with Section 2.15(d) and (ii) of any Competitive Bid Quote that amends, modifies or is otherwise inconsistent with a previous Competitive Bid Quote submitted by such Revolving Credit Lender with respect to the same Competitive Bid Quote Request. Any such subsequent Competitive Bid Quote shall be disregarded by the Administrative Agent unless such subsequent Competitive Bid Quote specifically states that it is submitted solely to correct a manifest error in such former Competitive Bid Quote. The Administrative Agent’s notice to the Borrower shall specify the aggregate principal amount of Competitive Bid Loans for which offers have been received for each Interest Period specified in the related Competitive Bid Quote Request and the respective principal amounts and Competitive ~~LIBOR~~<Term Benchmark> Margins or Absolute Rate, as the case may be, so offered.

(f) Acceptance and Notice by Borrower. Not later than (i) 10:00 a.m. (Chicago time) at least three (3) Business Days prior to the proposed Borrowing Date in the case of a request for a Competitive ~~LIBOR~~<Term Benchmark> Margin or (ii) 10:00 a.m. (Chicago time) on the proposed Borrowing Date, in the case of a request for an Absolute Rate (or, in either case upon reasonable prior notice to the Revolving Credit Lenders, such other time and date as the Borrower and the Administrative Agent may agree), the Borrower shall notify the Administrative Agent of its acceptance or rejection of the offers so notified to it pursuant to Section 2.15(e); provided, however, that the failure by the Borrower to give such notice to the Administrative Agent shall be deemed to be a rejection of all such offers. In the case of acceptance, such notice (a “Competitive Bid Borrowing Notice”) shall specify the aggregate principal amount of offers for each Interest Period that are accepted. The Borrower may accept any Competitive Bid Quote in whole or in part (subject to the terms of Section 2.15(d)(iii)); provided that:

(i) the aggregate principal amount of all Competitive Bid Loans to be disbursed on a given Borrowing Date may not exceed the applicable amount set forth in the related Competitive Bid Quote Request,

(ii) acceptance of offers may only be made on the basis of ascending Competitive ~~LIBOR~~<Term Benchmark> Margins or Absolute Rates, as the case may be, and

(iii) the Borrower may not accept any offer that is described in Section 2.15(d)(iii) or that otherwise fails to comply with the requirements of this Agreement.

(g) Allocation by Administrative Agent. If offers are made by two (2) or more Revolving Credit Lenders with the same Competitive ~~LIBOR~~<Term Benchmark> Margins or Absolute Rates, as the case may be, for a greater aggregate principal amount than the amount in respect of which offers are accepted for the related Interest Period, the principal amount of Competitive Bid Loans in respect of which such offers are accepted shall be allocated by the Administrative Agent among such Revolving Credit Lenders as nearly as possible (in such multiples, not greater than $1,000,000, as the Administrative Agent may deem appropriate) in proportion to the aggregate principal amount of such offers provided, however, that no Revolving Credit Lender shall be allocated any Competitive Bid Loan which is less than the minimum amount which such Revolving Credit Lender has indicated that it is willing to accept. Allocations by the Administrative Agent of the amounts of Competitive Bid Loans shall be conclusive in the absence of manifest error. The Administrative Agent shall promptly, but in any event on the same Business Day, notify each Revolving Credit Lender of its receipt of a Competitive Bid Borrowing Notice and the principal amounts of the Competitive Bid Loans allocated to each participating Revolving Credit Lender.

(h) Administration Fee. The Borrower hereby agrees to pay to the Administrative Agent an administration fee of $2,500 per each Competitive Bid Quote Request transmitted by the Borrower to the Administrative Agent pursuant to Section 2.15(b). Such administration fee shall be payable monthly in arrears on the first Business Day of each month and on the Revolving Credit Termination Date (or such earlier date on which the Aggregate Revolving Credit Commitment shall terminate or be cancelled) for any period then ending for which such fee, if any, shall not have been theretofore paid.

(i) Other Terms. Any Competitive Bid Loan shall not reduce the Revolving Credit Commitment of the Revolving Credit Lender making such Competitive Bid Loan, and each such Revolving Credit Lender shall continue to be obligated to fund its full Revolving Credit Percentage of all pro rata Advances of Revolving Loans and participate in Facility Letters of Credit under the Revolving Credit Facility. In no event can the aggregate amount of all Competitive Bid Loans at any time exceed fifty percent (50%) of the then Aggregate Revolving Credit Commitment. Competitive Bid Loans shall not be prepaid prior to the end of the applicable Interest Period. Competitive Bid Loans may not be continued and, if not repaid at the end of the Interest Period applicable thereto, shall (subject to the conditions set forth in this Agreement) be replaced by new Competitive Bid Loans made in accordance with this Section 2.15 or by ratable Advances of Revolving Loans in accordance with Section 2.11.

(j) Designated Lenders. A Revolving Credit Lender may designate its Designated Lender to fund a Competitive Bid Loan on its behalf as described in Section 2.15(d)(ii)(5). Any Designated Lender which funds a Competitive Bid Loan shall on and after the time of such funding become the obligee under such Competitive Bid Loan and be entitled to receive payment thereof when due. No Revolving Credit Lender shall be relieved of its obligation to fund a Competitive Bid Loan, and no Designated Lender shall assume such obligation, prior to the time such Competitive Bid Loan is funded.

2.16. Method of Payment. All payments of the Obligations hereunder shall be made, without setoff, deduction, or counterclaim, in immediately available funds to the Administrative Agent at the Administrative Agent’s address specified pursuant to Article XIV, or at any other Lending Installation of the Administrative Agent specified in writing by the Administrative Agent to the Borrower, by noon (Chicago time) on the date when due and shall be applied by the Administrative Agent among the applicable Lenders in accordance with the Class or Type of Obligation being paid. Each payment delivered to the Administrative Agent for the account of any Lender shall be delivered by the Administrative Agent to such Lender in the same type of funds that the Administrative Agent received at such Lender’s address specified pursuant to Article XIV or at any Lending Installation specified in a notice received by the Administrative Agent from such Lender promptly, which payment is expected to be made to such Lender by the close of business on the same Business Day received by Administrative Agent if received by noon (Chicago time) but shall in any event not be made to such Lender later than the next Business Day, provided that the Administrative Agent shall pay to each such Lender interest thereon, at the lesser of (i) the Federal Funds Effective Rate and (ii) the rate of interest applicable to such Loans, from the Business Day such funds are received by the Administrative Agent in immediately available funds (provided, if such funds are not received by the Administrative Agent by noon (Chicago time), such period shall commence on the Business Day immediately following the day such funds are received) until such funds are paid to each such Lender. The Administrative Agent is hereby authorized to charge the account of the Borrower maintained with Administrative Agent for each payment of any of the Obligations as it becomes due hereunder.

2.17. Notes; Telephonic Notices. Each Lender is hereby authorized to record the principal amount of each of its Loans and each repayment on the schedule attached to each of its Notes, provided, however, that the failure to so record shall not affect the Borrower’s obligations under such Note. Each Lender’s books and records, including without limitation, the information, if any, recorded by the Lender on the Schedule attached to each of its Notes, shall be deemed to be prima facia correct. The Borrower hereby authorizes the Lenders and the Administrative Agent to extend, convert or continue Advances, effect selections of Types of Advances and to transfer funds based on telephonic notices made by any person or persons the Administrative Agent or any Lender in good faith believes to be acting on behalf of the Borrower. The Borrower agrees to deliver promptly to the Administrative Agent a written confirmation signed by an Authorized Officer of each telephonic notice, if such confirmation is requested by the Administrative Agent or any Lender. If the written confirmation differs in any material respect from the action taken by the Administrative Agent and the applicable Lenders, the records of the Administrative Agent and such Lenders shall govern absent manifest error.

2.18. Interest Payment Dates; Interest and Fee Basis. Interest accrued on each ABR Advance shall be payable on each Payment Date, commencing with the first such date to occur after the date hereof, on any date on which such ABR Advance is prepaid, whether due to acceleration or otherwise, and at maturity. Interest accrued on that portion of the outstanding principal amount of any ABR Advance converted into a ~~LIBOR~~<Term Benchmark> Advance on a day other than a Payment Date shall be payable on the date of conversion. Interest accrued on each ~~LIBOR~~<Term Benchmark> Advance shall be payable on the last day of its applicable Interest Period, on any date on which such ~~LIBOR~~<Term Benchmark> Advance is prepaid, whether by acceleration or otherwise, and at maturity. Interest accrued on each ~~LIBOR~~<Term Benchmark> Advance having an Interest Period longer than three months shall also be payable on the last day of each three-month interval during such Interest Period. Interest accruing at the rate set forth in Section 2.13 shall be payable on demand. Interest, Facility Fees and Facility Letter of Credit Fees shall be calculated for actual days elapsed on the basis of a 360-day year. Interest shall be payable for the day an Advance is made but not for the day of any payment on the amount paid if payment is received prior to noon (Chicago time) at the place of payment. If any payment of principal of or interest on an Advance shall become due on a day which is not a Business Day, such payment shall be made on the next succeeding Business Day and, in the case of a principal payment, such extension of time shall be included in computing interest in connection with such payment.

2.19. Notification of Advances, Interest Rates and Prepayments. Promptly after receipt thereof (but in no event later than 11:00 a.m. (Chicago time) on the proposed Borrowing Date for an ABR Advance or three (3) Business Days prior to the proposed Borrowing Date for a ~~LIBOR~~<Term Benchmark> Advance) the Administrative Agent will notify each applicable Lender of the contents of each Borrowing Notice, Conversion/Continuation Notice, and repayment notice received by it hereunder. The Administrative Agent will notify each applicable Lender of the interest rate applicable to each ~~LIBOR~~<Term Benchmark> Advance promptly upon determination of such interest rate and will give each applicable Lender prompt notice of each change in the Alternate Base Rate.

2.20. Lending Installations. Each Lender may book its Loans and, if applicable, its participation in Facility Letters of Credit at any Lending Installation selected by such Lender and may change its Lending Installation from time to time. All terms of this Agreement shall apply to any such Lending Installation and the Notes shall be deemed held by each Lender for the benefit of such Lending Installation. Each Lender may, by written or telex notice to the Administrative Agent and the Borrower, designate a Lending Installation through which Loans will be made by it or, if applicable, Facility Letters of Credit will be issued by it and for whose account Loan payments or payments with respect to Facility Letters of Credit are to be made.

2.21. Non-Receipt of Funds by the Administrative Agent. (a) Unless the Borrower or a Lender, as the case may be, notifies the Administrative Agent prior to the date on which it is scheduled to make payment to the Administrative Agent of (i) in the case of a Lender, the proceeds of a Loan or (ii) in the case of the Borrower, a payment of principal, interest or fees to the Administrative Agent for the account of the Lenders, that it does not intend to make such payment, the Administrative Agent may assume that such payment has been made. The Administrative Agent may, but shall not be obligated to, make the amount of such payment available to the intended recipient in reliance upon such assumption. If such Lender or the Borrower, as the case may be, has not in fact made such payment to the Administrative Agent, the recipient of such payment shall, on demand by the Administrative Agent, repay to the Administrative Agent the amount so made available together with interest thereon in respect of each day during the period commencing on the date such amount was so made available by the Administrative Agent until the date the Administrative Agent recovers such amount at a rate per annum equal to (i) in the case of payment by a Lender, the Federal Funds Effective Rate for such day or (ii) in the case of payment by the Borrower, the interest rate applicable to the relevant Loan.

(b) Notwithstanding anything to the contrary in Section 2.23, if any Lender shall fail to make any payment required to be made by it pursuant to Sections 2.10, 2.21(a), 3.5, 3.11 or 11.8 hereof, then the Administrative Agent may, in its discretion and notwithstanding any contrary provision hereof, (i) apply any amounts thereafter received by the Administrative Agent for the account of such Lender and for the benefit of the Administrative Agent or the Issuing Bank, if applicable, to satisfy such Lender’s obligations under such Sections until all such unsatisfied obligations are fully paid, and/or (ii) so long as such Lender has unsatisfied obligations under such Sections, hold any such amounts in a segregated account as cash collateral for, and application to, any such unsatisfied obligations or any contingent reimbursement obligations of such Lender with respect to then outstanding Facility Letters of Credit; in the case of each of (i) and (ii) above, in any order as determined by the Administrative Agent in its discretion.

2.22. Usury. This Agreement and each Note are subject to the express condition that at no time shall the Borrower be obligated or required to pay interest on the principal balance of the Loans at a rate which could subject any Lender (including any Designated Lender) to either civil or criminal liability as a result of being in excess of the Maximum Legal Rate. If by the terms of this Agreement or the Loan Documents, the Borrower is at any time required or obligated to pay interest on the principal balance due hereunder at a rate in excess of the Maximum Legal Rate, the interest rate or the rate of interest set forth in Section 2.13, as the case may be, shall be deemed to be immediately reduced to the Maximum Legal Rate and all previous payments in excess of the Maximum Legal Rate shall be deemed to have been payments in reduction of principal and not on account of the interest due hereunder. All sums paid or agreed to be paid to a Lender for the use, forbearance, or detention of the sums due under the Loans, shall, to the extent permitted by applicable law, be amortized, prorated, allocated, and spread throughout the full stated term of the Loans until payment in full so that the rate or amount of interest on account of the Loans does not exceed the Maximum Legal Rate of interest from time to time in effect and applicable to the Loan for so long as the Loan is outstanding.

2.23. Applications of Moneys Received. (a) After the occurrence and during the continuance of a Default, all moneys collected or received by the Administrative Agent on account of the Revolving Credit Facility directly or indirectly, shall be applied in the following order of priority with respect to each payment so collected or received:

(i) to the payment of all reasonable costs incurred in the collection of such moneys of which the Administrative Agent shall have given notice to the Borrower;

(ii) to the reimbursement of any yield protection due to the Revolving Credit Lenders in accordance with Section 4.1;

(iii) (A) to the payment of any fee due pursuant to Section 3.12(b) in connection with the issuance of a Facility Letter of Credit to the Issuing Bank, (B) subject to Section 2.24, to the payment of the Facility Fee to the Revolving Credit Lenders, if then due, in accordance with their respective Revolving Credit Percentages and (C) to the payment of the Administrative Agent’s fee to the Administrative Agent if then due;

(iv) (a) in case the entire unpaid principal of the Obligations in connection with the Revolving Credit Facility shall not have become due and payable, the whole amount received as interest and the Facility Letter of Credit Fee then due to the Revolving Credit Lenders (other than Defaulting Lenders) as their respective Revolving Credit Percentages appear (except to the extent there are Competitive Bid Loans outstanding in which event the full amount of interest attributable to the Competitive Bid Loans shall be payable to the Competitive Bid Lenders, unless the Competitive Bid Lender shall be a Defaulting Lender), and the whole amount, if any, received as principal then due to the Revolving Credit Lenders as their respective Revolving Credit Funded Percentages appear, or (b) in case the entire unpaid principal of the Obligations in connection with the Revolving Credit Facility shall have become due and payable, as a result of a Default or otherwise, to the payment of the whole amount then due and payable on the Revolving Loans for principal, together with interest thereon or the rate of interest set forth in Section 2.13 or the interest rate, as applicable, to the Revolving Credit Lenders (other than Defaulting Lenders) as their respective Revolving Credit Funded Percentages appear until paid in full and then to the Letter of Credit Collateral Account until the full amount of Facility Letter of Credit Obligations is on deposit therein;

(v) subject to Section 2.24, to the payment of any principal, interest and fees due to each Defaulting Lender in connection with the Revolving Credit Facility (provided that Administrative Agent shall have the right to setoff against such sums any amounts due from such Defaulting Lender); and

(vi) to the payment of all other Obligations owing to the Revolving Credit Lenders.

(b) After the occurrence and during the continuance of a Default, all moneys collected or received by the Administrative Agent on account of a New Term Loan Facility directly or indirectly, shall be applied in the following order of priority with respect to each payment so collected or received:

(i) to the payment of all reasonable costs incurred in the collection of such moneys of which the Administrative Agent shall have given notice to the Borrower;

(ii) to the reimbursement of any yield protection due to the New Term Loan Lenders under such New Term Loan Facility in accordance with Section 4.1;

(iii) to the payment of the Administrative Agent’s fee to the Administrative Agent if then due;

(iv) (a) in case the entire unpaid principal of the Obligations in connection with such New Term Loan Facility shall not have become due and payable, the whole amount received as interest then due to such New Term Loan Lenders (other than Defaulting Lenders) as their respective New Term Loan Funded Percentages appear, and the whole amount, if any, received as principal then due to such New Term Loan Lenders, to such New Term Loan Lenders as their respective New Term Loan Funded Percentages appear, or (b) in case the entire unpaid principal of the Obligations in connection with such New Term Loan Facility shall have become due and payable, as a result of a Default or otherwise, to the payment of the whole amount then due and payable on such New Term Loans for principal, together with interest thereon at the rate of interest set forth in Section 2.13 or the interest rate, as applicable, to such New Term Loan Lenders (other than Defaulting Lenders) as their respective New Term Loan Funded Percentages appear until paid in full;

(v) subject to Section 2.24, to the payment of any principal, interest and fees due to each Defaulting Lender in connection with the New Term Loan Facility (provided that Administrative Agent shall have the right to setoff against such sums any amounts due from such Defaulting Lender); and

(vi) to the payment of all other Obligations owing to such New Term Loan Lenders.

(c) After the occurrence and during the continuance of a Default, if the Administrative Agent collects or receives any moneys and is unable to determine to which Facility such moneys should be applied, the Administrative Agent shall apply such funds in the following order of priority with respect to each payment so collected or received:

(i) to the payment of all reasonable costs incurred in the collection of such moneys of which the Administrative Agent shall have given notice to the Borrower;

(ii) to the reimbursement of any yield protection due to the Lenders in accordance with Section 4.1;

(iii) to the payment of the Administrative Agent’s fee to the Administrative Agent if then due; and

(iv) to the New Term Loan Lenders and the Revolving Credit Lenders on a pro-rata basis in accordance with the outstanding principal amount of any New Term Loans and the Revolving Loans for further application to any New Term Loan Facility or the Revolving Credit Facility in accordance with paragraph (a) or (b) above, as applicable.

2.24. Defaulting Lenders.

Notwithstanding any provision of this Agreement to the contrary, if any Lender becomes a Defaulting Lender, then the following provisions shall apply for so long as such Lender is a Defaulting Lender:

(a) fees shall cease to accrue on the unused portion of the Revolving Credit Commitment of such Defaulting Lender pursuant to Section 2.5, and fees shall continue to accrue on the used portion of the Revolving Credit Commitment of such Defaulting Lender pursuant to Section 2.5, but shall not be payable to such Defaulting Lender by the Borrower until such Defaulting Lender ceases to be a Defaulting Lender;

(b) the Commitments and Outstanding Credit Exposure of such Defaulting Lender shall not be included in determining whether all Lenders or the Required Lenders have taken or may take any action hereunder (including any consent to any amendment or waiver pursuant to Section 9.2), provided that any waiver, amendment or modification that increases a Commitment of a Defaulting Lender, forgives all or any portion of the principal amount of any Loan or reimbursement obligation or interest thereon owing to a Defaulting Lender, reduces the Applicable Margin on the underlying interest rate options owing to a Defaulting Lender or extends a Termination Date shall require the consent of such Defaulting Lender;

(c) if any Facility Letter of Credit Exposure exists at the time a Revolving Credit Lender becomes a Defaulting Lender then:

(i) all or any part of such Facility Letter of Credit Exposure shall be reallocated among the non-Defaulting Lenders in accordance with their respective Revolving Credit Percentages but only to the extent (x) the sum of all non- Defaulting Lenders’ Outstanding Revolving Credit Exposures plus such Defaulting Lender’s Facility Letter of Credit Exposure does not exceed the total of all non-Defaulting Lenders’ Revolving Credit Commitments, (y) the sum of each non-Defaulting Lender’s Outstanding Revolving Credit Exposures would not exceed its Revolving Credit Commitment and (z) the conditions set forth in Section 5.2 are satisfied at such time; and

(ii) if the reallocation described in clause (i) above cannot, or can only partially, be effected, the Borrower shall, within five (5) Business Days following notice by the Administrative Agent, cash collateralize such Defaulting Lender’s Facility Letter of Credit Exposure (after giving effect to any partial reallocation pursuant to clause (i) above) in accordance with the procedures set forth in Section 3.14 for so long as such Facility Letter of Credit Exposure is outstanding;

(iii) if the Borrower cash collateralizes any portion of such Defaulting Lender’s Facility Letter of Credit Exposure pursuant to Section 2.24(c), the Borrower shall not be required to pay any fees to such Defaulting Lender pursuant to Section 3.12(a) with respect to such Defaulting Lender’s Facility Letter of Credit Exposure during the period such Defaulting Lender’s Facility Letter of Credit Exposure is cash collateralized;

(iv) if the Facility Letter of Credit Exposure of the non-Defaulting Lenders is reallocated pursuant to Section 2.24(c), then the fees payable to the Revolving Credit Lenders pursuant to Section 2.5 and Section 3.12(a) shall be adjusted in accordance with such non-Defaulting Lenders’ Revolving Credit Percentages; or

(v) if any Defaulting Lender’s Facility Letter of Credit Exposure is neither cash collateralized nor reallocated pursuant to Section 2.24(c), then, without prejudice to any rights or remedies of the Issuing Bank or any Revolving Credit Lender hereunder, all Facility Fees that otherwise would have been payable to such Defaulting Lender (solely with respect to the portion of such Defaulting Lender’s Revolving Credit Commitment that was utilized by such Facility Letter of Credit Exposure) and Facility Letter of Credit Fees payable under Section 3.12(a) with respect to such Defaulting Lender’s Facility Letter of Credit Exposure shall be payable to the Issuing Bank until such Facility Letter of Credit Exposure is cash collateralized and/or reallocated;

(d) so long as any Revolving Credit Lender is a Defaulting Lender, the Issuing Bank shall not be required to issue, amend or increase any Facility Letter of Credit, unless it is satisfied that the related exposure will be 100% covered by the Revolving Credit Commitments of the non-Defaulting Lenders and/or cash collateral will be provided by the Borrower in the amount of the Defaulting Lender’s Facility Letter of Credit Exposure in accordance with Section 2.24(c), and participating interests in any such newly issued or increased Facility Letter of Credit shall be allocated among non-Defaulting Lenders in a manner consistent with Section 2.24(c)(i) (and Defaulting Lenders shall not participate therein); and

(e) any payment of principal, interest, fees or other amounts received by the Administrative Agent for the account of such Defaulting Lender (whether voluntary or mandatory, at maturity, pursuant to Section 2.23 or otherwise) or received by the Administrative Agent from a Defaulting Lender pursuant to Section 12.1 shall be applied at such time or times as may be determined by the Administrative Agent as follows: first, to the payment of any amounts owing by such Defaulting Lender to the Administrative Agent hereunder; second, to the payment on a pro rata basis of any amounts owing by such Defaulting Lender to any Issuing Bank hereunder; third, to cash collateralize Facility Letter of Credit Exposure with respect to such Defaulting Lender in accordance with this Section; fourth, as the Borrower may request (so long as no Unmatured Default or Default exists), to the funding of any Loan in respect of which such Defaulting Lender has failed to fund its portion thereof as required by this Agreement, as determined by the Administrative Agent; fifth, if so determined by the Administrative Agent and the Borrower, to be held in a deposit account and released pro rata in order to (x) satisfy such Defaulting Lender’s potential future funding obligations with respect to Loans under this Agreement and (y) cash collateralize future Facility Letter of Credit Exposure with respect to such Defaulting Lender with respect to future Facility Letters of Credit issued under this Agreement, in accordance with this Section; sixth, to the payment of any amounts owing to the Lenders or the Issuing Banks as a result of any judgment of a court of competent jurisdiction obtained by any Lender or the Issuing Banks against such Defaulting Lender as a result of such Defaulting Lender’s breach of its obligations under this Agreement or under any other Loan Document; seventh, so long as no Unmatured Default or Default exists, to the payment of any amounts owing to the Borrower as a result of any judgment of a court of competent jurisdiction obtained by the Borrower against such Defaulting Lender as a result of such Defaulting Lender’s breach of its obligations under this Agreement or under any other Loan Document; and eighth, to such Defaulting Lender or as otherwise directed by a court of competent jurisdiction; provided that if (x) such payment is a payment of the principal amount of any Loans or Reimbursement Obligation in respect of which such Defaulting Lender has not fully funded its appropriate share, and (y) such Loans were made or the related Facility Letters of Credit were issued at a time when the conditions set forth in Section 5.2 were satisfied or waived, such payment shall be applied solely to pay the Loans of, and Reimbursement Obligation owed to, all non-Defaulting Lenders on a pro rata basis prior to being applied to the payment of any Loans of, or Reimbursement Obligations owed to, such Defaulting Lender until such time as all Loans and funded and unfunded participations in the Borrower’s obligations corresponding to such Defaulting Lender’s Facility Letter of Credit Exposure are held by the Lenders pro rata in accordance with the Revolving Credit Commitments without giving effect to clause (c) above. Any payments, prepayments or other amounts paid or payable to a Defaulting Lender that are applied (or held) to pay amounts owed by a Defaulting Lender or to post cash collateral pursuant to this Section shall be deemed paid to and redirected by such Defaulting Lender, and each Lender irrevocably consents hereto.

If (i) a Bankruptcy Event or Bail-In Action with respect to a Lender Parent shall occur following the date hereof and for so long as such event shall continue or (ii) the Issuing Bank has a good faith belief that any Lender has defaulted in fulfilling its obligations under one or more other agreements in which such Lender commits to extend credit, the Issuing Bank shall not be required to issue, amend or increase any Facility Letter of Credit, unless the related exposure and the Defaulting Lender’s then outstanding Facility Letter of Credit Exposure will be 100% covered by the Revolving Credit Commitments of the non-Defaulting Lenders or the Issuing Bank shall have entered into arrangements with the Borrower or such Lender, satisfactory to the Issuing Bank to defease any risk to it in respect of such Lender hereunder.

In the event that the Administrative Agent, the Borrower, and, if applicable, the Issuing Bank each agrees that a Defaulting Lender has adequately remedied all matters that caused such Lender to be a Defaulting Lender, then the Facility Letter of Credit Exposure of the Revolving Credit Lenders shall be readjusted to reflect the inclusion of such Revolving Credit Lender’s Revolving Credit Commitment and on such date such Revolving Credit Lender shall purchase at par such of the Revolving Loans of the other Revolving Credit Lenders (other than Competitive Loans) as the Administrative shall determine may be necessary in order for such Revolving Credit Lender to hold such Revolving Loans in accordance with its Revolving Credit Percentage.

2.25. Incremental Loans. The Borrower may by written notice to the Administrative Agent, elect to establish (i) one or more term loan commitments (the “New Term Loan Commitments”) and/or (ii) one or more new revolving credit commitments (the “New Revolving Credit Commitments”), in an aggregate amount for all New Term Loan Commitments and New Revolving Credit Commitments up to $800,000,000. Each such notice shall specify (A) the date (each, an “Increased Amount Date”) on which the New Term Loan Commitments and/or New Revolving Credit Commitments shall be effective, which shall be a date not less than five (5) Business Days after the date on which such notice is delivered to the Administrative Agent, (B) the< aggregate> amount of such New Term Loan Commitments and/or New Revolving Credit Commitments, which must be at least $25,000,000, and (C) the identity of each (x) Lender or (y) other Assignee that has been approved in writing by the Administrative Agent (which approval, in the case of the Administrative Agent, will not be unreasonably withheld or delayed) and the Borrower (each such Lender or Assignee, a “New Term Loan Lender” or a “New Revolving Credit Lender”, as applicable) to which such New Term Loan Commitments and/or New Revolving Credit Commitments will be allocated and the amounts of such allocations; provided that any Lender approached to provide all or a portion of the New Term Loan Commitments and/or New Revolving Credit Commitments may elect or decline, in its sole discretion, to provide a New Term Loan Commitment and/or a New Revolving Credit Commitment. Such New Term Loan Commitments and/or New Revolving Credit Commitments shall become effective as of such Increased Amount Date; provided that, both before and after giving effect to such New Term Loan Commitments and/or New Revolving Credit Commitments (1) no Default shall exist on such Increased Amount Date before or after giving effect to such New Term Loan Commitments and/or New Revolving Credit Commitments, as applicable; (2) both before and after giving effect to the making of any New Term Loans and/or Revolving Loans, each of the conditions set forth in Section 5.2 shall be satisfied, unless waived by each New Term Loan Lender or New Revolving Credit Lender, as applicable; (3) the Borrower shall be in pro forma compliance with the covenants set forth in Section 7.20 after giving effect to such New Term Loan Commitments and/or New Revolving Credit Commitments as of the last day of the most recently ended fiscal quarter for which a compliance certificate has been delivered pursuant to Section 7.1(v); (4) the New Term Loan Commitments and/or New Revolving Credit Commitments shall be effected pursuant to one or more Additional Credit Extension Amendments executed and delivered by the Borrower, the New Term Loan Lender and/or the

New Revolving Credit Lender and the Administrative Agent, and each of which shall be recorded in the Register; and (5) the Borrower shall deliver to the Administrative Agent evidence reasonably satisfactory to the Administrative Agent that any increase to be effected under this Section 2.25 has been duly authorized by all appropriate action and legal opinions (including in- house opinions in lieu of opinions of outside counsel) if reasonably requested by the Administrative Agent, consistent with those delivered on the Closing Date.

On any Increased Amount Date on which New Revolving Credit Commitments are effected, subject to the satisfaction of the foregoing terms and conditions, (a) each of the Revolving Credit Lenders shall assign to each of the New Revolving Credit Lenders, and each of the New Revolving Credit Lenders shall purchase from each of the Revolving Credit Lenders, at the principal amount thereof (together with accrued interest), such interests in the Revolving Loans outstanding on such Increased Amount Date as shall be necessary in order that, after giving effect to all such assignments and purchases, such Revolving Loans will be held by existing Revolving Credit Lenders and New Revolving Credit Lenders ratably in accordance with their Revolving Credit Commitments after giving effect to the addition of such New Revolving Credit Commitments to the Revolving Credit Commitments, (b) each New Revolving Credit Commitment shall be deemed for all purposes a Revolving Credit Commitment and each Loan made thereunder shall be deemed, for all purposes, a Revolving Loan and (c) each New Revolving Credit Lender shall become a Lender with respect to its New Revolving Credit Commitment and all matters relating thereto.

On any Increased Amount Date on which any New Term Loan Commitments are effective, subject to the satisfaction of the foregoing terms and conditions, (i) each New Term Loan Lender shall make a Term Loan to the Borrower (a “New Term Loan”, and together with the related New Term Loan Commitments, a “New Term Loan Facility”) in an amount equal to its New Term Loan Commitment, and (ii) each New Term Loan Lender shall become a Term Loan Lender hereunder with respect to the New Term Loan Commitment and the New Term Loans made pursuant thereto.

The Administrative Agent shall notify applicable Lenders promptly upon receipt of the Borrower’s notice of each Increased Amount Date and in respect thereof the New Term Loan Commitments and the New Term Loan Lenders and/or the New Revolving Credit Commitments and the New Revolving Credit Lenders.

The terms of any New Term Loans (a) shall not provide for any amortization payments on or prior to the Revolving Credit Termination Date, but may permit voluntary prepayment, (b) shall provide that the applicable New Term Loan maturity date shall be no earlier than the Revolving Credit Termination Date, (c) shall provide that any guarantees provided in respect of the New Term Loans shall also guarantee the other Obligations and (d) shall include such other terms and pricing as may be agreed by the Borrower, the Administrative Agent and the New Term Loan Lenders. The terms and provisions of the New Revolving Credit Commitments shall be identical to the existing Revolving Credit Commitments. In any event, the upfront fees applicable to the New Term Loans and/or the New Revolving Credit Commitments shall be determined by the Borrower and the applicable New Term Loan Lenders and/or New Revolving Credit Lenders and shall be set forth in each applicable Additional Credit Extension Amendment. Each Additional Credit Extension Amendment may, without the consent of any other Lenders

(unless the consent of such other Lenders is required by Section 9.2), effect such amendments to this Agreement and the other Loan Documents as may be necessary or appropriate, in the opinion of the Administrative Agent, to effect the provision of this Section 2.25, subject to approval by the Borrower and the New Revolving Lenders or New Term Loan Lenders, as applicable, including without limitation to (w) include the New Revolving Lenders and/or New Term Loan Lenders as “Lenders” hereunder, (x) include the New Revolving Commitments and/or New Term Loan Commitments as “Commitments” hereunder, (y) to include the New Revolving Loans and/or New Term Loans as “Loans” hereunder, and (z) to include the New Revolving Lenders, the New Revolving Commitments and the New Revolving Loans and/or the New Term Loan Lenders, the New Term Loan Commitments and the New Term Loans for purposes of the definition of “Required Lenders”; provided however, that any amendments to Articles V through VIII, inclusive, that adversely affect a Lender shall be subject to Section 9.2. All such amendments and joinder agreements entered into with the Borrower and the New Revolving Lenders or the New Term Loan Lenders, as applicable, by the Administrative Agent shall be binding and conclusive on all Lenders.

ARTICLE III

THE LETTER OF CREDIT SUBFACILITY

3.1. Obligations to Issue. Subject to the terms and conditions of this Agreement and in reliance upon the representations and warranties of the Borrower and the General Partner herein set forth, the Issuing Bank hereby agrees to issue for the account of Borrower, one or more Facility Letters of Credit in U.S. Dollars in accordance with this Article III, and to renew, extend, increase, decrease, or otherwise modify each Facility Letter of Credit (“Modify”, and each such action, a “Modification”) from time to time during the period commencing on the date hereof and ending on the Business Day prior to the Revolving Credit Termination Date. Any Revolving Credit Lender shall have the right to decline to be the Issuing Bank for a Facility Letter of Credit provided that if no other Revolving Credit Lender agrees to be the Issuing Bank then Administrative Agent shall agree to do so. Notwithstanding anything herein to the contrary, the Issuing Bank shall have no obligation hereunder to issue, and shall not issue, any Letter of Credit the proceeds of which would be made available to any Person (i) to fund any activity or business of or with any Sanctioned Person, or in any Sanctioned Country, and that would be prohibited by Sanctions or (ii) in any manner that would result in a violation of any Sanctions by any party to this Agreement.

3.2. Types and Amounts. The Issuing Bank shall not have any obligation to:

(i) issue or Modify any Facility Letter of Credit if the aggregate maximum amount then available for drawing under Letters of Credit issued by such Issuing Bank, after giving effect to the Facility Letter of Credit or Modification requested hereunder shall exceed any limit imposed by law or regulation upon such Issuing Bank;

(ii) issue or Modify any Facility Letter of Credit if, after giving effect thereto, (A) the Facility Letter of Credit Obligations would exceed $50,000,000 or the Allocated Facility Amount would exceed the Aggregate Revolving Credit Commitment or the Outstanding Revolving Credit Exposure of any Lender would exceed its Revolving Credit Commitment or (B) unless such Issuing Bank otherwise consents, the Facility Letter of Credit Exposure of any Issuing Bank would exceed its Letter of Credit Commitment;

(iii) issue any Facility Letter of Credit having an expiration date after the Revolving Credit Termination Date; provided that (a) a Facility Letter of Credit may contain a provision providing for automatic extension of the expiration date in the absence of a non-renewal from the Administrative Agent, but in no event shall any such provision permit the extension of the expiration date of such Facility Letter of Credit beyond the Revolving Credit Termination Date except in accordance with clause (b) of this proviso, and (b) the Issuing Bank may issue a Facility Letter of Credit having an expiration date which is after the Revolving Credit Termination Date so long as such expiration date is not later than the first anniversary of the Revolving Credit Termination Date and the Borrower complies with Sections 3.13 and 3.14 hereof; or

(iv) issue any Facility Letter of Credit having an expiration date which is more than fifteen (15) months after the date of its issuance; provided that (a) a Facility Letter of Credit may contain a provision providing for automatic extension of the expiration date in the absence of a non-renewal from the Administrative Agent, but in no event shall any such provision permit the extension of the expiration date of such Facility Letter of Credit beyond the Revolving Credit Termination Date except in accordance with clause (b) of this proviso, and (b) the Issuing Bank may issue a Facility Letter of Credit having an expiration date which is after the Revolving Credit Termination Date so long as such expiration date is not later than the first anniversary of the Revolving Credit Termination Date and the Borrower complies with Sections 3.13 and 3.14 hereof.

3.3. Conditions. In addition to being subject to the satisfaction of the conditions contained in Section 5.2 hereof, the obligation of the Issuing Bank to issue any Facility Letter of Credit is subject to the satisfaction in full of the following conditions:

(i) the Borrower shall have delivered to the Issuing Bank at such times and in such manner as the Issuing Bank may reasonably prescribe a letter of credit application on the Issuing Bank’s standard form in connection with any request for a Facility Letter of Credit and such other documents and materials as may be reasonably required pursuant to the terms of the proposed Facility Letter of Credit (it being understood that if any inconsistency exists between any such letter of credit application or documents submitted by the Borrower, or entered into by the Borrower with the Issuing Bank, relating to any Facility Letter of Credit and this Agreement, the terms of this Agreement shall control) and the proposed Facility Letter of Credit shall be reasonably satisfactory to the Issuing Bank as to form and content;

(ii) as of the date of issuance, no order, judgment or decree of any court, arbitrator or governmental authority shall purport by its terms to enjoin or restrain the Issuing Bank from issuing the requested Facility Letter of Credit and no law, rule or regulation applicable to the Issuing Bank and no request or directive (whether or not having the force of law) from any governmental authority with jurisdiction over the Issuing Bank shall prohibit or request that the Issuing Bank refrain from the issuance of Letters of Credit generally or the issuance of the requested Facility Letter or Credit in particular; and

(iii) there shall not exist any Default or Unmatured Default.

3.4. Procedure for Issuance of Facility Letters of Credit.

(a) Borrower shall give the Issuing Bank and the Administrative Agent at least five (5) Business Days’ prior written notice of any requested issuance of a Facility Letter of Credit under this Agreement (a “Letter of Credit Request”) (except that, in lieu of such written notice, the Borrower may give the Issuing Bank and the Administrative Agent telephonic notice of such request if confirmed in writing by delivery to the Issuing Bank and the Administrative Agent (i) immediately (A) of a telecopy of the written notice required hereunder which has been signed by an Authorized Officer, or (B) of a telex containing all information required to be contained in such written notice and (ii) promptly (but in no event later than the requested date of issuance) of the written notice required hereunder containing the original signature of an authorized officer); such notice shall specify:

(1) the stated amount of the Facility Letter of Credit requested (which stated amount shall not be less than $50,000);

(2) the effective date (which day shall be a Business Day) of issuance of such requested Facility Letter of Credit (the “Issuance Date”);

(3) the date on which such requested Facility Letter of Credit is to expire (which date shall be a Business Day and, except as otherwise permitted by Section 3.2(iii) or 3.2(iv), shall in no event be later than the earlier of fifteen months after the Issuance Date and the Revolving Credit Termination Date);

(4) the purpose for which such Facility Letter of Credit is to be issued;

(5) the Person for whose benefit the requested Facility Letter of Credit is to be issued; and

(6) the identity of the requested Issuing Bank.

At the time such request is made, the Borrower shall also provide the Administrative Agent and the Issuing Bank with a copy of the form of the Facility Letter of Credit that the Borrower is requesting be issued, which shall be subject to the approval of the Issuing Bank and Administrative Agent. Such notice, to be effective, must be received by such Issuing Bank and the Administrative Agent not later than 2:00 p.m. (Chicago time) on the last Business Day on which notice can be given under this Section 3.4(a). The Administrative Agent shall promptly give a copy of the Letter of Credit Request to the other Lenders.

(b) Subject to the terms and conditions of this Article III and provided that the applicable conditions set forth in Section 4.2 hereof have been satisfied, such Issuing Bank shall, on the Issuance Date, issue a Facility Letter of Credit on behalf of the Borrower in accordance with the Letter of Credit Request and the Issuing Bank’s usual and customary business practices (including the execution of a letter of credit application on the Issuing Bank’s standard forms) unless the Issuing Bank has actually received (i) written notice from the Borrower specifically revoking the Letter of Credit Request with respect to such Facility Letter of Credit, (ii) written notice from a Revolving Credit Lender, which complies with the provisions of Section 3.11(a), or (iii) written or telephonic notice from the Administrative Agent stating that the issuance of such Facility Letter of Credit would violate Section 3.2.

(c) The Issuing Bank shall give the Administrative Agent and the Borrower written or telex notice, or telephonic notice confirmed promptly thereafter in writing, of the issuance of a Facility Letter of Credit (the “Issuance Notice”) and the Administrative Agent shall promptly give a copy of the Issuance Notice to the other Revolving Credit Lenders.

(d) The Issuing Bank shall not extend or modify any Facility Letter of Credit unless the requirements of this Section 3.4 are met as though a new Facility Letter of Credit was being requested and issued.

3.5. Administration; Reimbursement by Revolving Credit Lenders. Upon receipt from the beneficiary of any Facility Letter of Credit of any demand for payment under such Facility Letter of Credit, the Issuing Bank shall notify the Administrative Agent and the Administrative Agent shall promptly notify the Borrower and each Revolving Credit Lender as to the amount to be paid by the Issuing Bank as a result of such demand and the proposed payment date (the “LC Payment Date”). The responsibility of the Issuing Bank to the Borrower and each Revolving Credit Lender shall be only to determine that the documents (including each demand for payment) delivered under each Facility Letter of Credit in connection with such presentment shall be in conformity in all material respects with such Facility Letter of Credit. The Issuing Bank shall endeavor to exercise the same care in the issuance and administration of the Facility Letters of Credit as it does with respect to letters of credit in which no participations are granted, it being understood that in the absence of any gross negligence or willful misconduct by the Issuing Bank (as determined by a court of competent jurisdiction in a final and non-appealable decision), each Revolving Credit Lender shall be unconditionally and irrevocably liable without regard to the occurrence of any Default or any condition precedent whatsoever, to reimburse the Issuing Bank on demand for (i) such Revolving Credit Lender’s Revolving Credit Percentage of the amount of each payment made by the Issuing Bank under each Facility Letter of Credit to the extent such amount is not reimbursed by the Borrower pursuant to Section 3.6 below, plus (ii) interest on the foregoing amount to be reimbursed by such Revolving Credit Lender, for each day from the date of the Issuing Bank’s demand for such reimbursement (or, if such demand is made after 11:00 a.m. (Chicago time) on such date, from the next succeeding Business Day) to the date on which such Revolving Credit Lender pays the amount to be reimbursed by it, at a rate of interest per annum equal to the Federal Funds Effective Rate for the first three (3) days and, thereafter, at a rate of interest equal to the rate applicable to ABR Advances.

3.6. Reimbursement by Borrower. The Borrower shall be irrevocably and unconditionally obligated to reimburse the Issuing Bank on or before the applicable LC Payment Date for any amounts to be paid by the Issuing Bank upon any drawing under any Facility Letter of Credit, without presentment, demand, protest or other formalities of any kind; provided that neither the Borrower nor any Revolving Credit Lender shall hereby be precluded from asserting any claim for direct (but not consequential) damages suffered by the Borrower or such Revolving Credit Lender to the extent, but only to the extent, caused by the willful misconduct or gross negligence of the Issuing Bank (as determined by a court of competent jurisdiction in a final and non-appealable decision) in determining whether a request presented under any Facility Letter of Credit issued by it complied with the terms of such Facility Letter of Credit. All such amounts paid by the Issuing Bank and remaining unpaid by the Borrower shall bear interest, payable on demand, for each day until paid at a rate per annum equal to (x) the rate applicable to ABR Advances for such day if such day falls on or before the applicable LC Payment Date and (y) the sum of 2% plus the rate applicable to ABR Advances for such day if such day falls after such LC Payment Date. The Issuing Bank will pay to each Revolving Credit Lender ratably in accordance with its Revolving Credit Percentage all amounts received by it from the Borrower for application in payment, in whole or in part, of the Reimbursement Obligation in respect of any Facility Letter of Credit issued by the Issuing Bank, but only to the extent such Revolving Credit Lender has made payment to the Issuing Bank in respect of such Facility Letter of Credit pursuant to Section 3.5. Subject to the terms and conditions of this Agreement (including without limitation the submission of a Borrowing Notice in compliance with Section 2.10 and the satisfaction of the applicable conditions precedent set forth in Article V), the Borrower may request an Advance of Revolving Loans hereunder for the purpose of satisfying any Reimbursement Obligation.

3.7. Obligations Absolute. The Borrower’s obligations under Section 3.6 shall be absolute, unconditional and irrevocable under any and all circumstances and irrespective of any setoff, counterclaim or defense to payment which the Borrower may have or have had against the Issuing Bank, any Revolving Credit Lender or any beneficiary of a Facility Letter of Credit. The Borrower further agrees with the Issuing Bank and the Revolving Credit Lenders that the Issuing Bank and the Revolving Credit Lenders shall not be responsible for, and the Borrower’s Reimbursement Obligation in respect of any Facility Letter of Credit shall not be affected by, among other things, the validity or genuineness of documents or of any endorsements thereon, even if such documents should in fact prove to be in any or all respects invalid, fraudulent or forged, or any dispute between or among the Borrower, any of its Affiliates, the beneficiary of any Facility Letter of Credit or any financing institution or other party to whom any Facility Letter of Credit may be transferred, or payment by the Issuing Bank under a Facility Letter of Credit against presentation of a draft or other document that does not comply with the terms of such Letter of Credit, or any claims or defenses whatsoever of the Borrower or of any of its Affiliates against the beneficiary of any Facility Letter of Credit or any such transferee. The Issuing Bank shall not be liable for any error, omission, interruption or delay in transmission, dispatch or delivery of any message or advice, however transmitted, in connection with any Facility Letter of Credit. The foregoing shall not be construed to excuse the Issuing Bank from liability to the Borrower to the extent of any direct damages (as opposed to special, indirect, consequential or punitive damages, claims in respect of which are hereby waived by the Borrower to the extent permitted by applicable law) suffered by the Borrower that are caused by the Issuing Bank’s failure to exercise care when determining whether drafts and other documents presented under a Letter of Credit comply with the terms thereof. The parties hereto expressly agree that, in the absence of gross negligence or wilful misconduct on the part of the Issuing

Bank (as finally determined by a court of competent jurisdiction), the Issuing Bank shall be deemed to have exercised care in each such determination. The Borrower agrees that any action taken or omitted by the Issuing Bank or any Revolving Credit Lender under or in connection with each Facility Letter of Credit and the related drafts and documents, if done without gross negligence or willful misconduct (as determined by a court of competent jurisdiction in a final and non-appealable decision), shall be binding upon the Borrower and shall not put the Issuing Bank or any Revolving Credit Lender under any liability to the Borrower. Nothing in this Section 3.7 is intended to limit the right of the Borrower to make a claim against the Issuing Bank for damages as contemplated by the proviso to the first sentence of Section 3.6.

3.8. Actions of Issuing Bank. The Issuing Bank shall be entitled to rely, and shall be fully protected in relying, upon any Facility Letter of Credit, draft, writing, resolution, notice, consent, certificate, affidavit, letter, cablegram, telegram, telecopy, telex or teletype message, statement, order or other document believed by it to be genuine and correct and to have been signed, sent or made by the proper Person or Persons, and upon advice and statements of legal counsel, independent accountants and other experts selected by the Issuing Bank. The Issuing Bank shall be fully justified in failing or refusing to take any action under this Agreement unless it shall first have received such advice or concurrence of the applicable Required Lenders as it reasonably deems appropriate or it shall first be indemnified to its reasonable satisfaction by the Revolving Credit Lenders against any and all liability and expense which may be incurred by it by reason of taking or continuing to take any such action. Notwithstanding any other provision of this Section 3.8, the Issuing Bank shall in all cases be fully protected in acting, or in refraining from acting, under this Agreement in accordance with a request of the applicable Required Lenders, and such request and any action taken or failure to act pursuant thereto shall be binding upon the Revolving Credit Lenders and any future holders of a participation in any Facility Letter of Credit.

3.9. Indemnification. The Borrower hereby agrees to indemnify and hold harmless each Revolving Credit Lender, the Issuing Bank and the Administrative Agent, and their respective directors, officers, agents, attorneys, professional advisors and employees from and against any and all claims and damages, losses, liabilities, costs or expenses (including reasonable counsel fees and disbursements) which such Revolving Credit Lender, the Issuing Bank, the Administrative Agent or their respective directors, officers, agents, attorneys, professional advisors and employees, may incur (or which may be claimed against such Revolving Credit Lender, the Issuing Bank or the Administrative Agent by any Person whatsoever) by reason of or in connection with the issuance, execution and delivery or transfer of or payment or failure to pay under any Facility Letter of Credit or any actual or proposed use of any Facility Letter of Credit, including, without limitation, any claims, damages, losses, liabilities, costs or expenses which the Issuing Bank may incur by reason of or in connection with (i) the failure of any other Revolving Credit Lender to fulfill or comply with its obligations to the Issuing Bank hereunder (but nothing herein contained shall affect any rights the Borrower may have against any Defaulting Lender) or (ii) by reason of or on account of the Issuing Bank issuing any Facility Letter of Credit which specifies that the term “Beneficiary” included therein includes any successor by operation of law of the named Beneficiary, but which Facility Letter of Credit does not require that any drawing by any such successor Beneficiary be accompanied by a copy of a legal document, satisfactory to the Issuing Bank, evidencing the appointment of such successor Beneficiary; provided that the Borrower shall not be required to indemnify any

Revolving Credit Lender, the Issuing Bank or the Administrative Agent or their respective directors, officers, agents, attorneys, professional advisors and employees for any claims, damages, losses, liabilities, costs or expenses to the extent, but only to the extent, caused by the willful misconduct or gross negligence of the Issuing Bank (as determined by a court of competent jurisdiction in a final and non-appealable decision) in determining whether a request presented under any Facility Letter of Credit complied with the terms of such Facility Letter of Credit. Nothing in this Section 3.9 is intended to limit the obligations of the Borrower under any other provision of this Agreement.

3.10. Lenders’ Indemnification. Each Revolving Credit Lender shall, ratably in accordance with its Revolving Credit Percentage, indemnify the Issuing Bank, its affiliates and their respective directors, officers, agents, attorneys, professional advisors and employees (to the extent not reimbursed by the Borrower) against any cost, expense (including reasonable counsel fees and disbursements), claim, demand, action, loss or liability (except such as result from such indemnitees’ gross negligence or willful misconduct (as determined by a court of competent jurisdiction in a final and non-appealable decision)) that such indemnitees may suffer or incur in connection with this Article III or any action taken or omitted by such indemnitees hereunder.

3.11. Participation.

(a) Immediately upon issuance by the Issuing Bank of any Facility Letter of Credit or Modification in accordance with the procedures set forth in Section 3.4, each Revolving Credit Lender shall be deemed to have irrevocably and unconditionally purchased and received from the Issuing Bank, without recourse, representation or warranty, an undivided interest and participation equal to such Revolving Credit Lender’s Revolving Credit Percentage in such Facility Letter of Credit (including, without limitation, all obligations of the Borrower with respect thereto) and any security therefor or guaranty pertaining thereto; provided that a Letter of Credit issued by the Issuing Bank shall not be deemed to be a Facility Letter of Credit for purposes of this Section 3.11 if the Issuing Bank shall have received written notice from any Revolving Credit Lender on or before the Business Day prior to the date of its issuance of such Letter of Credit that one or more of the conditions contained in Section 5.2 is not then satisfied, and in the event the Issuing Bank receives such a notice it shall have no further obligation to issue any Facility Letter of Credit until such notice is withdrawn by that Revolving Credit Lender or the Issuing Bank receives a notice from the Administrative Agent that such condition has been effectively waived in accordance with the provisions of this Agreement. Each Revolving Credit Lender’s obligation to make further Revolving Credit to the Borrower (other than any payments such Revolving Credit Lender is required to make under subparagraph (b) below) or issue any letters of credit on behalf of Borrower shall be reduced by such Revolving Credit Lender’s pro rata share of each Facility Letter of Credit outstanding.

(b) Whenever the Issuing Bank receives a payment on account of a Reimbursement Obligation, including any interest thereon, the Issuing Bank shall promptly pay to the Administrative Agent and the Administrative Agent shall promptly pay to each Revolving Credit Lender which has funded its participating interest therein, in immediately available funds, an amount equal to such Revolving Credit Lender’s Revolving Credit Percentage thereof.

(c) Upon the request of the Administrative Agent or any Revolving Credit Lender, an Issuing Bank shall furnish to such Administrative Agent or Revolving Credit Lender copies of any Facility Letter of Credit to which that Issuing Bank is party and such other documentation as may reasonably be requested by the Administrative Agent or Revolving Credit Lender.

(d) The obligations of a Revolving Credit Lender to make payments to the Administrative Agent for the account of each Issuing Bank with respect to a Facility Letter of Credit shall be absolute, unconditional and irrevocable, not subject to any counterclaim, setoff, qualification or exception whatsoever other than a failure of any such Issuing Bank to comply with the terms of this Agreement relating to the issuance of such Facility Letter of Credit and shall be made in accordance with the terms and conditions of this Agreement under all circumstances.

3.12. Compensation for Facility Letters of Credit.

(a) The Borrower shall pay to the Administrative Agent, for the ratable account of the Revolving Credit Lenders, based upon the Revolving Credit Lenders’ respective Revolving Credit Percentages, a per annum fee (the “Facility Letter of Credit Fee”) with respect to each Facility Letter of Credit that is equal to the ~~LIBOR~~<Term Benchmark> Applicable Margin in effect from time to time. The Facility Letter of Credit Fee relating to any Facility Letter of Credit shall be due and payable quarterly in arrears on the last day of each calendar quarter and, to the extent any such fees are then due and unpaid, on the Revolving Credit Termination Date. The Administrative Agent shall promptly remit such Facility Letter of Credit Fees, when paid, to the Revolving Credit Lenders in accordance with their Revolving Credit Percentages thereof.

(b) The Issuing Bank also shall have the right to receive solely for its own account an issuance fee of 0.125% of the face amount of each Facility Letter of Credit, payable by the Borrower on the Issuance Date for each such Facility Letter of Credit. The Issuing Bank shall also be entitled to receive its reasonable out-of-pocket costs and the Issuing Bank’s standard charges of issuing, amending and servicing Facility Letters of Credit and processing draws thereunder.

3.13. Expiration after the Termination Date. Notwithstanding anything contained herein to the contrary, if any Facility Letters of Credit, by their terms, shall mature after the Revolving Credit Termination Date, then, on and after the Revolving Credit Termination Date, the provisions of this Agreement shall remain in full force and effect with respect to such Facility Letters of Credit, and the Borrower shall comply with the provisions of Section 3.14.

3.14. Letter of Credit Collateral Account.

(a) If, at any time and from time to time, any Facility Letter of Credit shall have been issued, renewed or extended hereunder so that such Facility Letter of Credit shall expire on a date after the Revolving Credit Termination Date, then, on the date that such Facility Letter of Credit is so issued, renewed or extended, the Borrower shall pay to the Administrative Agent, on behalf of the Revolving Credit Lenders, in same day funds at the Administrative Agent’s office specified in Article XIV, for deposit in a special cash collateral account (the “Letter of Credit Collateral Account”) to be maintained in the name of the Administrative Agent (on behalf of the Revolving Credit Lenders) and under its sole dominion and control at such place as shall be designated by the Administrative Agent, an amount equal to 100% of the amount of the Letter of Credit Obligations under such Facility Letter of Credit. Such Letter of Credit Account shall also be funded to the extent required by Section 9.1. Interest shall accrue on the Letter of Credit Collateral Account at a rate equal to the rate on overnight funds.

(b) The Borrower hereby pledges, assigns and grants to the Administrative Agent, as Administrative Agent for its benefit and the ratable benefit of the Revolving Credit Lenders a lien on and a security interest in, the following collateral (the “Letter of Credit Collateral”):

(i) the Letter of Credit Collateral Account, all cash deposited therein and all certificates and instruments, if any, from time to time representing or evidencing the Letter of Credit Collateral Account;

(ii) all notes, certificates of deposit and other instruments from time to time hereafter delivered to or otherwise possessed by the Administrative Agent for or on behalf of the Borrower in substitution for or in respect of any or all of the then existing Letter of Credit Collateral;

(iii) all interest, dividends, cash, instruments and other property from time to time received, receivable or otherwise distributed in respect of or in exchange for any or all of the then existing Letter of Credit Collateral; and

(iv) to the extent not covered by the above clauses, all proceeds of any or all of the foregoing Letter of Credit Collateral.

(c) The lien and security interest granted hereby secures the payment of all obligations of the Borrower now or hereafter existing hereunder and under any other Loan Document.

(d) The Borrower hereby authorizes the Administrative Agent for the ratable benefit of the Revolving Credit Lenders to apply, from time to time after funds are deposited in the Letter of Credit Collateral Account and for so long as a Default has occurred and is continuing, funds then held in the Letter of Credit Collateral Account to the payment of any amounts, in such order as the Administrative Agent may elect, as shall have become due and payable by the Borrower to the Revolving Credit Lenders in respect of the Facility Letters of Credit.

(e) Neither the Borrower nor any Person claiming or acting on behalf of or through the Borrower shall have any right to withdraw any of the funds held in the Letter of Credit Collateral Account. Notwithstanding the foregoing, the Borrower may from time to time at the end of any fiscal quarter request that the Administrative Agent return to the Borrower any funds on deposit in the Letter of Credit Collateral Account in excess of the amounts required to be on deposit therein pursuant to Section 3.14(a), and, so long as no Default or Unmatured Default has occurred and is continuing, the Administrative Agent shall comply with such request.

(f) The Borrower agrees that it will not (i) sell or otherwise dispose of any interest in the Letter of Credit Collateral or (ii) create or permit to exist any lien, security interest or other charge or encumbrance upon or with respect to any of the Letter of Credit Collateral, except for the security interest created by this Section 3.14.

(g) If any Default shall have occurred and be continuing:

(i) The Administrative Agent may, in its sole discretion, without notice to the Borrower except as required by law and at any time from time to time, charge, set off or otherwise apply all or any part of first, (x) amounts previously drawn on any Facility Letter of Credit that have not been reimbursed by the Borrower and (y) any Facility Letter of Credit Obligations described in clause (b) of the definition thereof that are then due and payable and second, any other unpaid Obligations then due and payable against the Letter of Credit Collateral Account or any part thereof, in such order as the Administrative Agent shall elect. The rights of the Administrative Agent under this Section 3.14 are in addition to any rights and remedies which any Lender may have.

(ii) The Administrative Agent may also exercise, in its sole discretion, in respect of the Letter of Credit Collateral Account, in addition to the other rights and remedies provided herein or otherwise available to it, all the rights and remedies of a secured party upon default under the Uniform Commercial Code in effect in the State of New York at that time.

(iii) The Administrative Agent shall be deemed to have exercised reasonable care in the custody and preservation of the Letter of Credit Collateral if the Letter of Credit Collateral is accorded treatment substantially equal to that which the Administrative Agent accords its own property, it being understood that, assuming such treatment, the Administrative Agent shall not have any responsibility or liability with respect thereto.

(iv) At such time as all Defaults have been cured or waived in writing, all fees and expenses, if any, owing to the Revolving Credit Lenders paid in full, and all Facility Letters of Credit returned to the Issuing Bank and cancelled, all amounts remaining in the Letter of Credit Collateral Account shall be promptly returned to the Borrower. Absent such cure or written waiver, any surplus of the funds held in the Letter of Credit Collateral Account and remaining after return of all Facility Letters of Credit to the Issuing Bank and payment in full of all of the Obligations of the Borrower hereunder and under any other Loan Document after the Revolving Credit Termination Date shall be paid promptly to the Borrower or to whomsoever may be lawfully entitled to receive such surplus.

The terms of this Section 3.14 shall only apply in the event that (a) a Facility Letter of Credit will expire by its terms after the Revolving Credit Termination Date or (b) the Borrower must otherwise cash-collateralize Facility Letters of Credit pursuant to Section 2.24(c) or Section 9.1.

3.15. Existing Letters of Credit. It is hereby acknowledged and agreed by the Borrower, the Administrative Agent and all the Revolving Credit Lenders party hereto that on the Closing Date, the letters of credit previously issued by JPMCB and any other Revolving Credit Lender acting as “Issuing Bank” under the Existing Credit Agreement, and more particularly set forth on Schedule 3.15 hereto, shall be transferred to this Agreement and shall be deemed to be Facility Letters of Credit hereunder.

ARTICLE IV

CHANGE IN CIRCUMSTANCES

4.1. Yield Protection.

If any Change in Law:

(a) imposes on any Lender or the Issuing Bank or the ~~London~~<applicable offshore> interbank market any other condition, cost or expense (other than Taxes) affecting this Agreement or Loans made by such Lender or any Letter of Credit or participation therein, or

(b) imposes or increases or deems applicable any reserve, assessment, insurance charge, special deposit, compulsory loan, liquidity or similar requirement against assets of, deposits with or for the account of, or credit extended by, any Lender or any applicable Lending Installation or the Issuing Bank (other than reserves and assessments taken into account in determining the interest rate applicable to ~~LIBOR~~<Term Benchmark> Advances), or

(c) subjects any Recipient to any Taxes (other than (A) Indemnified Taxes, (B) Taxes described in clauses (b) through (d) of the definition of Excluded Taxes and (C) Connection Income Taxes) on its loans, loan principal, letters of credit, commitments, or other obligations, or its deposits, reserves, other liabilities or capital attributable thereto, or

(d) imposes any other condition the result of which is to increase the cost to any Lender or any applicable Lending Installation or the Issuing Bank of making, continuing, converting to, funding or maintaining its ~~LIBOR~~<Term Benchmark> Loans, or of issuing or participating in Facility Letters of Credit, or reduces any amount receivable by any Lender or any applicable Lending Installation or the Issuing Bank in connection with its ~~LIBOR~~<Term Benchmark> Loans, Facility Letters of Credit or participations therein, or requires any Lender or any applicable Lending Installation or the Issuing Bank to make any payment calculated by reference to the amount of ~~LIBOR~~<Term Benchmark> Loans, Facility Letters of Credit or participations therein held or interest or LC Fees received by it, by an amount deemed material by such Lender or the Issuing Bank as the case may be, and the result of any of the foregoing would be to increase the cost to such Lender or applicable Lending Installation or the Issuing Bank, as the case may be, of making or maintaining its ~~LIBOR~~<Term Benchmark> Loans or Commitments or of issuing or participating in Facility Letters of Credit or to reduce the return received by such Lender or applicable Lending Installation or the Issuing Bank, as the case may be, in connection with such ~~LIBOR~~<Term Benchmark> Loans, Commitments, Facility Letters of Credit or participations therein, then, within fifteen (15) days after demand by such Lender or the Issuing Bank, as the case may be, the Borrower shall pay such Lender or the Issuing Bank, as the case may be, such additional amount or amounts as will compensate such Lender or the Issuing Bank, as the case may be, for such increased cost or reduction in amount received.

Failure or delay on the part of any Lender or Issuing Bank to demand compensation pursuant to this Section shall not constitute a waiver of such Lender’s or Issuing Bank’s right to demand such compensation; provided that the Borrower shall not be required to compensate a Lender or Issuing Bank pursuant to this Section for any increased costs or reductions incurred more than 180 days prior to the date that such Lender or Issuing Bank, as the case may be, notifies the Borrower of the Change in Law giving rise to such increased costs or reductions and of such Lender’s or Issuing Bank’s intention to claim compensation therefor; provided further that, if the Change in Law giving rise to such increased costs or reductions is retroactive, then the 180-day period referred to above shall be extended to include the period of retroactive effect thereof.

4.2. Changes in Capital Adequacy Regulations.

If a Lender or the Issuing Bank in good faith determines the amount of capital or liquidity required or expected to be maintained by such Lender or the Issuing Bank, any Lending Installation of such Lender or the Issuing Bank or any corporation controlling such Lender or the Issuing Bank is increased as a result of a Change in Law regarding capital or liquidity adequacy, then, within fifteen (15) days after demand by such Lender or the Issuing Bank, the Borrower shall pay such Lender or the Issuing Bank the amount necessary to compensate for any reduction in the rate of return on the portion of such increased capital or liquidity which such Lender or the Issuing Bank in good faith determines is attributable to this Agreement, its Outstanding Credit Exposure or its obligation to make Loans and issue or participate in Facility Letters of Credit, as the case may be, hereunder (after taking into account such Lender’s or the Issuing Bank’s policies as to capital adequacy).

Failure or delay on the part of any Lender or Issuing Bank to demand compensation pursuant to this Section shall not constitute a waiver of such Lender’s or Issuing Bank’s right to demand such compensation; provided that the Borrower shall not be required to compensate a Lender or Issuing Bank pursuant to this Section for any increased costs or reductions incurred more than 180 days prior to the date that such Lender or Issuing Bank, as the case may be, notifies the Borrower of the Change in Law giving rise to such increased costs or reductions and of such Lender’s or Issuing Bank’s intention to claim compensation therefor; provided further that, if the Change in Law giving rise to such increased costs or reductions is retroactive, then the 180-day period referred to above shall be extended to include the period of retroactive effect thereof.

4.3. ~~Availability of Types of Advances~~<Alternate Rate of Interest>.

(a) Subject to clauses (b), (c), (d), (e)~~,~~< and > (f) ~~and (g)~~ of this Section 4.3, if ~~prior to the commencement of any Interest Period for a LIBOR Advance~~:

(i) the Administrative Agent determines (which determination shall be conclusive absent manifest error)< prior to the commencement of any Term Benchmark Interest Period for a Term Benchmark Advance,> that adequate and reasonable means do not exist for ascertaining the ~~LIBOR~~<Adjusted Term SOFR> Rate or the ~~LIBOR Base~~<Term SOFR> Rate (including~~, without limitation,~~ because the ~~LIBO Screen~~<Term SOFR Reference> Rate is not available or published on a current basis)<,> for such <Term Benchmark >Interest Period~~; provided that no Benchmark Transition Event shall have occurred at such time~~; or

(ii) the Administrative Agent is advised by the Required Lenders ~~(or, in~~<that prior to> the ~~case~~<commencement> of ~~a LIBOR Competitive Bid Loan, the Revolving Credit Lender that is required to make such Revolving Loan) that the LIBOR Rate or LIBOR Base~~<any Term Benchmark Interest Period for a Term Benchmark Advance, the Adjusted Term SOFR> Rate for such< Term Benchmark> Interest Period will not adequately and fairly reflect the cost to such Lenders (or Lender) of making or maintaining their Loans (or its ~~Loans~~<Loan>) included in such Advance for such <Term Benchmark >Interest Period;

then the Administrative Agent shall give notice thereof to the Borrower and the ~~applicable~~ Lenders by telephone ~~or~~<,> telecopy <or electronic mail >as promptly as practicable thereafter and, until <(x) >the Administrative Agent notifies the Borrower and the ~~applicable~~ Lenders that the circumstances giving rise to such notice no longer exist~~,~~< with respect to the relevant Benchmark and> (~~i~~<y>)< the Borrower delivers a new Conversion/Continuation Notice in accordance with the terms of Section 2.11 or a new Borrowing Notice in accordance with the terms of Section 2.10,> any Conversion/Continuation Notice that requests the conversion of any Advance to, or continuation of any Advance as, a ~~LIBOR~~<Term Benchmark> Advance ~~shall be ineffective, (ii) if~~<and> any Borrowing Notice <that >requests a ~~LIBOR Advance, such~~<Term Benchmark> Advance shall ~~be made as an Alternate Base Rate Advance and (iii) any request by the Borrower for a LIBOR Competitive Bid Loan shall be ineffective~~<instead be deemed to be an Conversion/Continuation Notice or a Borrowing Notice, as applicable, for an ABR Advance>; provided that (A) if the circumstances giving rise to such notice do not affect all ~~the~~ Revolving Credit Lenders, then requests by the Borrower for Competitive Bid Loans may be made to Revolving Credit Lenders that are not affected ~~thereby~~ and (B) if the circumstances giving rise to such notice affect only one Type or Class of Advance, then ~~the~~ other Types or Classes of ~~Advance~~<Advances > shall be permitted.< Furthermore, if any Term Benchmark Loan is outstanding on the date of the Borrower’s receipt of the notice from the Administrative Agent referred to in this Section 4.3(a) with respect to a Relevant Rate applicable to such Term Benchmark Loan, then until (x) the Administrative Agent notifies the Borrower and the Lenders that the circumstances giving rise to such notice no longer exist with respect to the relevant Benchmark and (y) the Borrower delivers a new Conversion/Continuation Notice in accordance with the terms of Section 2.11 or a new Borrowing Notice in accordance with the terms of Section 2.10, any Term Benchmark Loan shall on the last day of the Term Benchmark Interest Period applicable to such Loan (or the next succeeding Business Day if such day is not a Business Day), be converted by the Administrative Agent to, and shall constitute an ABR Loan on such day unless the Borrower shall repay such Term Benchmark Loan on such date.>

(b) Notwithstanding anything to the contrary herein or in any other Loan Document, if a Benchmark Transition Event ~~or an Early Opt-in Election, as applicable,~~ and its related Benchmark Replacement Date have occurred prior to the Reference Time in respect of any setting of the then-current Benchmark, then ~~(x) if a Benchmark Replacement is determined in accordance with clause (1) or (2) of the definition of “Benchmark Replacement” for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Loan Document in respect of such Benchmark setting and subsequent Benchmark settings without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document and (y) if a Benchmark Replacement is determined in accordance with clause (3) of the definition of “Benchmark Replacement” for~~

~~such Benchmark Replacement Date,~~ such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Loan Document in respect of any Benchmark setting at or after 5:00 p.m. (New York City time) on the fifth (5th) Business Day after the date notice of such Benchmark Replacement is provided to the Lenders without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document so long as the Administrative Agent has not received, by such time, written notice of objection to such Benchmark Replacement from Lenders comprising the Required Lenders.

~~(c) Notwithstanding anything to the contrary herein or in any other Loan Document and subject to the proviso below in this paragraph, if a Term SOFR Transition Event and its related Benchmark Replacement Date have occurred prior to the Reference Time in respect of any setting of the then-current Benchmark, then the applicable Benchmark Replacement will replace the then-current Benchmark for all purposes hereunder or under any Loan Document in respect of such Benchmark setting and subsequent Benchmark settings, without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document; provided that, this clause (c) shall not be effective unless the Administrative Agent has delivered to the Lenders and the Borrower a Term SOFR Notice. For the avoidance of doubt, the Administrative Agent shall not be required to deliver a Term SOFR Notice after a Term SOFR Transition Event and may do so in its sole discretion.~~

(c) ~~(d) In connection with the implementation of a Benchmark Replacement~~<Notwithstanding anything to the contrary herein or in any other Loan Document>, the Administrative Agent will have the right< (in consultation with the Borrower)> to make Benchmark Replacement Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Benchmark Replacement Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Loan Document.

(d) ~~(e)~~ The Administrative Agent will promptly notify the Borrower and the Lenders of (i) any occurrence of a Benchmark Transition Event, ~~a Term SOFR Transition Event or an Early Opt-in Election, as applicable,~~ (ii) the implementation of any Benchmark Replacement, (iii) the effectiveness of any Benchmark Replacement Conforming Changes, (iv) the removal or reinstatement of any tenor of a Benchmark pursuant to clause (~~d~~<f >) below and (v) the commencement or conclusion of any Benchmark Unavailability Period. Any determination, decision or election that may be made by the Administrative Agent or, if applicable, any Lender (or group of Lenders) pursuant to this Section 4.3, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party to this Agreement or any other Loan Document, except, in each case, as expressly required pursuant to this Section 4.3.

(e) ~~(f)~~ Notwithstanding anything to the contrary herein or in any other Loan Document, at any time (including in connection with the implementation of a Benchmark Replacement), (i) if the then-current Benchmark is a term rate (including <the >Term SOFR ~~or LIBOR~~ Rate) and either (A) any tenor for such Benchmark is not displayed on a screen or other information service that publishes such rate from time to time as selected by the Administrative

Agent in its reasonable discretion or (B) the regulatory supervisor for the administrator of such Benchmark has provided a public statement or publication of information announcing that any tenor for such Benchmark is or will be no longer representative, then the Administrative Agent may modify the definition of “<Term Benchmark >Interest Period” for any Benchmark settings at or after such time to remove such unavailable or non-representative tenor and (ii) if a tenor that was removed pursuant to clause (i) above either (A) is subsequently displayed on a screen or information service for a Benchmark (including a Benchmark Replacement) or (B) is not, or is no longer, subject to an announcement that it is or will no longer be representative for a Benchmark (including a Benchmark Replacement), then the Administrative Agent may modify the definition of “<Term Benchmark >Interest Period” for all Benchmark settings at or after such time to reinstate such previously removed tenor.

(f) ~~(g)~~ Upon the Borrower’s receipt of notice of the commencement of a Benchmark Unavailability Period, ~~(i)~~ the Borrower may revoke any request for a ~~LIBOR~~<Term Benchmark> Advance of, conversion to or continuation of ~~LIBOR Advances~~<Term Benchmark Loans> to be made, converted or continued during any Benchmark Unavailability Period and, failing that, the Borrower will be deemed to have converted any ~~such~~ request< for a Term Benchmark Advance> into a request for a borrowing of or conversion to ~~Alternate Base Rate~~<an ABR> Advance ~~and (ii) any request by the Borrower for a LIBOR Competitive Bid Loan shall be ineffective~~. During any Benchmark Unavailability Period or at any time that a tenor for the then-current Benchmark is not an Available Tenor, the component of Alternate Base Rate based upon the then-current Benchmark or such tenor for such Benchmark, as applicable, will not be used in any determination of Alternate Base Rate.< Furthermore, if any Term Benchmark Loan is outstanding on the date of the Borrower’s receipt of notice of the commencement of a Benchmark Unavailability Period with respect to a Relevant Rate applicable to such Term Benchmark Loan, then until such time as a Benchmark Replacement is implemented pursuant to this Section 4.3, any Term Benchmark Loan shall on the last day of the Term Benchmark Interest Period applicable to such Loan (or the next succeeding Business Day if such day is not a Business Day), be converted by the Administrative Agent to, and shall constitute an ABR Loan on such date>< unless it is repaid by the Borrower on such date. >

4.4. Funding Indemnification.

If any payment of a ratable ~~LIBOR~~<Term Benchmark> Advance or a Competitive Bid Loan is made by the Borrower on a date which is not the last day of the applicable Interest Period, or otherwise occurs because of acceleration or prepayment, or a ratable ~~LIBOR~~<Term Benchmark> Advance or a Competitive Bid Loan is not made, continued, converted or prepaid on the date specified by the Borrower for any reason other than default by the Lenders or as a result of unavailability pursuant to Section 4.3, or the assignment of a ~~LIBOR~~<Term Benchmark> Advance or Competitive Bid Loan pursuant to Section 4.7 or the conversion of a ~~LIBOR~~<Term Benchmark> Advance shall occur on a day other than the last day of an Interest Period therefor, the Borrower will indemnify each applicable Lender for any loss or cost incurred by it resulting therefrom, including, without limitation, any loss or cost in liquidating or employing deposits acquired to fund or maintain the ratable ~~LIBOR~~<Term Benchmark> Advance or Competitive Bid Loan, as the case may be, and shall pay all such losses or costs within fifteen (15) days after written demand therefor. Nothing in this Section 4.4 shall authorize the prepayment of a Competitive Bid Loan prior to the end of the applicable Interest Period.

4.5. Payment Free of Taxes. (a) Any and all payments by or on account of any obligation of the Borrower under any Loan Document shall be made without deduction or withholding for any Taxes, except as required by applicable law. If any applicable law (as determined in the good faith discretion of an applicable withholding agent) requires the deduction or withholding of any Tax from any such payment by a withholding agent, then the applicable withholding agent shall be entitled to make such deduction or withholding and shall timely pay the full amount deducted or withheld to the relevant Governmental Authority in accordance with applicable law and, if such Tax is an Indemnified Tax, then the sum payable by the Borrower shall be increased as necessary so that after such deduction or withholding has been made (including such deductions and withholdings applicable to additional sums payable under this Section 4.5) the applicable Recipient receives an amount equal to the sum it would have received had no such deduction or withholding been made.

(b) Payment of Other Taxes by the Borrower. The Borrower shall timely pay to the relevant Governmental Authority in accordance with applicable law, or at the option of the Administrative Agent timely reimburse it for, Other Taxes.

(c) Evidence of Payments. As soon as practicable after any payment of Taxes by the Borrower to a Governmental Authority pursuant to this Section 4.5, the Borrower shall deliver to the Administrative Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Administrative Agent.

(d) Indemnification by the Borrower. The Borrower shall indemnify each Recipient, within ten (10) days after demand therefor, for the full amount of any Indemnified Taxes (including Indemnified Taxes imposed or asserted on or attributable to amounts payable under this Section) payable or paid by such Recipient or required to be withheld or deducted from a payment to such Recipient and any reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to the Borrower by a Lender (with a copy to the Administrative Agent), or by the Administrative Agent on its own behalf or on behalf of a Lender, shall be conclusive absent manifest error.

(e) Indemnification by the Lenders. Each Lender shall severally indemnify the Administrative Agent, within ten (10) days after demand therefor, for (i) any Indemnified Taxes attributable to such Lender (but only to the extent that the Borrower has not already indemnified the Administrative Agent for such Indemnified Taxes and without limiting the obligation of the Borrower to do so), (ii) any Taxes attributable to such Lender’s failure to comply with the provisions of Section 13.3 relating to the maintenance of a Participant Register and (iii) any Excluded Taxes attributable to such Lender, in each case, that are payable or paid by the Administrative Agent in connection with any Loan Document, and any reasonable expenses arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to any Lender by the Administrative Agent shall be conclusive absent manifest error. Each Lender hereby authorizes the Administrative Agent to set off and apply any and all amounts at any time owing to such Lender under any Loan Document or otherwise payable by the Administrative Agent to the Lender from any other source against any amount due to the Administrative Agent under this paragraph (e).

(f) Status of Lenders. (i) Any Lender that is entitled to an exemption from or reduction of withholding Tax with respect to payments made under any Loan Document shall deliver to the Borrower and the Administrative Agent, at the time or times reasonably requested by the Borrower or the Administrative Agent, such properly completed and executed documentation reasonably requested by the Borrower or the Administrative Agent as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition, any Lender, if reasonably requested by the Borrower or the Administrative Agent, shall deliver such other documentation prescribed by applicable law or reasonably requested by the Borrower or the Administrative Agent as will enable the Borrower or the Administrative Agent to determine whether or not such Lender is subject to backup withholding or information reporting requirements. Notwithstanding anything to the contrary in the preceding two sentences, the completion, execution and submission of such documentation (other than such documentation set forth in Sections 4.5(f)(ii)(A), (ii)(B) and (ii)(D) below) shall not be required if in the Lender’s reasonable judgment such completion, execution or submission would subject such Lender to any material unreimbursed cost or expense or would materially prejudice the legal or commercial position of such Lender.

(ii) Without limiting the generality of the foregoing,

(A) any Lender that is a U.S. Person shall deliver to the Borrower and the Administrative Agent on or prior to the date on which such Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrower or the Administrative Agent), an executed IRS Form W-9 certifying that such Lender is exempt from U.S. Federal backup withholding tax;

(B) any Foreign Lender shall, to the extent it is legally entitled to do so, deliver to the Borrower and the Administrative Agent (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrower or the Administrative Agent), whichever of the following is applicable:

(1) in the case of a Foreign Lender claiming the benefits of an income tax treaty to which the United States is a party (x) with respect to payments of interest under any Loan Document, an executed IRS Form W-8BEN or W-8BEN-E establishing an exemption from, or reduction of, U.S. Federal withholding Tax pursuant to the “interest” article of such tax treaty and (y) with respect to any other applicable payments under any Loan Document, IRS Form W-8BEN or W-8BEN-E establishing an exemption from, or reduction of, U.S. Federal withholding Tax pursuant to the “business profits” or “other income” article of such tax treaty;

(2) an executed IRS Form W-8ECI;

(3) in the case of a Foreign Lender claiming the benefits of the exemption for portfolio interest under Section 881(c) of the Code, (x) a certificate substantially in the form of Exhibit L-1 to the effect that such Foreign Lender is not a “bank” within the meaning of Section 881(c)(3)(A) of the Code, a “10 percent shareholder” of the Borrower within the meaning of Section 881(c)(3)(B) of the Code, or a “controlled foreign corporation” described in Section 881(c)(3)(C) of the Code (a “U.S. Tax Compliance Certificate”) and (y) an executed IRS Form W- 8BEN or W-8BEN-E; or

(4) to the extent a Foreign Lender is not the beneficial owner, an executed IRS Form W-8IMY, accompanied by IRS Form W-8ECI, IRS Form W-8BEN or W-8BEN-E, a U.S. Tax Compliance Certificate substantially in the form of Exhibit L-2 or Exhibit L-3, IRS Form W-9, and/or other certification documents from each beneficial owner, as applicable; provided that if the Foreign Lender is a partnership and one or more direct or indirect partners of such Foreign Lender are claiming the portfolio interest exemption, such Foreign Lender may provide a U.S. Tax Compliance Certificate substantially in the form of Exhibit L-4 on behalf of each such direct and indirect partner;

(C) any Foreign Lender shall, to the extent it is legally entitled to do so, deliver to the Borrower and the Administrative Agent (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrower or the Administrative Agent), executed originals of any other form prescribed by applicable law as a basis for claiming exemption from or a reduction in U.S. Federal withholding Tax, duly completed, together with such supplementary documentation as may be prescribed by applicable law to permit the Borrower or the Administrative Agent to determine the withholding or deduction required to be made; and

(D) if a payment made to a Lender under any Loan Document would be subject to U.S. Federal withholding Tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable), such Lender shall deliver to the Borrower and the Administrative Agent at the time or times prescribed by law and at such time or times reasonably requested by the Borrower or the Administrative Agent such documentation prescribed by applicable law (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by the Borrower or the Administrative Agent as may be necessary for the Borrower and the Administrative Agent to comply with their obligations under FATCA and to determine that such Lender has complied with such Lender’s obligations under FATCA or to determine the amount to deduct and withhold from such payment. Solely for purposes of this clause (D), “FATCA” shall include any amendments made to FATCA after the date of this Agreement.

Each Lender agrees that if any form or certification it previously delivered expires or becomes obsolete or inaccurate in any respect, it shall update such form or certification or promptly notify the Borrower and the Administrative Agent in writing of its legal inability to do so.

(g) Treatment of Certain Refunds. If any party determines, in its sole discretion exercised in good faith, that it has received a refund of any Taxes as to which it has been indemnified pursuant to this Section 4.5 (including by the payment of additional amounts pursuant to this Section 4.5), it shall pay to the indemnifying party an amount equal to such refund (but only to the extent of indemnity payments made under this Section 4.5 with respect to the Taxes giving rise to such refund), net of all out-of-pocket expenses (including Taxes) of such indemnified party and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund). Such indemnifying party, upon the request of such indemnified party, shall repay to such indemnified party the amount paid over pursuant to this paragraph (g) (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) in the event that such indemnified party is required to repay such refund to such Governmental Authority. Notwithstanding anything to the contrary in this paragraph (g), in no event will the indemnified party be required to pay any amount to an indemnifying party pursuant to this paragraph (g) the payment of which would place the indemnified party in a less favorable net after-Tax position than the indemnified party would have been in if the Tax subject to indemnification and giving rise to such refund had not been deducted, withheld or otherwise imposed and the indemnification payments or additional amounts with respect to such Tax had never been paid. This paragraph shall not be construed to require any indemnified party to make available its Tax returns (or any other information relating to its Taxes that it deems confidential) to the indemnifying party or any other Person.

(h) Survival. Each party’s obligations under this Section 4.5 shall survive the resignation or replacement of the Administrative Agent or any assignment of rights by, or the replacement of, a Lender, the termination of the Commitments and the repayment, satisfaction or discharge of all obligations under any Loan Document.

(i) Defined Terms. For purposes of this Section 4.5, the term “applicable law” includes FATCA and the term “Lender” includes any Issuing Bank.

4.6. Lender Statements; Survival of Indemnity.

Each Lender shall use its reasonable efforts to designate an alternate Lending Installation with respect to its ~~LIBOR~~<Term Benchmark> Loans to reduce any liability of the Borrower to such Lender under Sections 4.1, 4.2 and 4.5 or to avoid the unavailability of Advances under Section 4.3, so long as such designation does not reduce such Lender’s income or increase such Lender’s liabilities and is made on terms that, in the sole judgment of such Lender, do not cause such Lender to suffer any economic, legal or regulatory disadvantage. Each Lender shall deliver a written statement of such Lender to the Borrower (with a copy to the Administrative Agent) as to the amount due, if any, under Section 4.1, 4.2, 4.4 or 4.5. Such written statement shall set forth in reasonable detail the calculations upon which such Lender determined such amount and shall be final, conclusive and binding on the Borrower in the absence of manifest error. ~~Determination of amounts payable under such Sections in connection with a LIBOR Loan shall be calculated as though each Lender funded its LIBOR Loan through the purchase of a deposit of the type and maturity corresponding to the deposit used as a reference in determining the LIBOR Rate applicable to such Loan, whether in fact that is the case or not.~~ Unless otherwise provided herein, the amount specified in the written statement of any Lender shall be payable on demand after receipt by the Borrower of such written statement. The obligations of the Borrower under Sections 4.1, 4.2, 4.4 and 4.5 shall survive payment of the Obligations and termination of this Agreement.

4.7. Replacement of Lenders under Certain Circumstances.

The Borrower shall be permitted to replace any Lender which (a) is subject to claims for additional payments under Section 4.1 or Section 4.2, (b) requires the Borrower to pay any Indemnified Taxes or additional amounts for the account of such Lender pursuant to Section 4.5, (c) cannot maintain its ~~LIBOR~~<Term Benchmark> Loans at a suitable Lending Installation pursuant to Section 4.6, (d) becomes a Defaulting Lender or (e) has failed to consent to a proposed amendment, waiver or modification that under Section 9.2 requires the consent of all the Lenders (or all the affected Lenders) and with respect to which the Required Lenders or the Required Facility Lenders, as applicable, shall have granted their consent, with a replacement bank or other financial institution; provided that (i) such replacement eliminates the circumstances giving rise to such replacement right and does not conflict with any applicable legal or regulatory requirements affecting the remaining Lenders, (ii) no Default or (after notice thereof to Borrower) no Unmatured Default shall have occurred and be continuing at the time of such replacement, (iii) the replacement bank or institution shall purchase, at par, all Loans and other amounts owing to such replaced Lender prior to the date of replacement, (iv) the Borrower shall be liable to such replaced Lender under Sections 4.4 and 4.6 if any ~~LIBOR~~<Term Benchmark> Loan owing to such replaced Lender shall be prepaid (or purchased) other than on the last day of the Interest Period relating thereto, (v) the replacement bank or institution, if not already a Lender, and the terms and conditions of such replacement, shall be reasonably satisfactory to the Administrative Agent, (vi) the replaced Lender shall be obligated to make such replacement in accordance with the provisions of Section 13.2 (provided that the Borrower shall be obligated to pay the processing fee referred to therein), (vii) until such time as such replacement shall be consummated, the Borrower shall continue to pay all amounts payable hereunder without setoff, deduction, counterclaim or withholding and (viii) any such replacement shall not be deemed to be a waiver of any rights which the Borrower, the Administrative Agent or any other Lender shall have against the replaced Lender.

ARTICLE V

CONDITIONS PRECEDENT

5.1. Effective Date. This Agreement shall not become effective, and the Lenders shall not be required to make the initial Credit Extensions hereunder unless (a) the Borrower shall have paid all fees due and payable to the Lenders and the Administrative Agent hereunder, and (b) the Borrower shall have complied with the requirements below and furnished to the Administrative Agent, in form and substance satisfactory to the Lenders and their counsel and with sufficient copies for the Lenders, the following:

(i) The duly executed originals of the Loan Documents, including the Revolving Credit Notes payable to the order of each of the Revolving Credit Lenders, the Guaranty, the Subsidiary Guaranties from each Subsidiary Guarantor on the Closing Date, and this Agreement;

(ii) Certified copies of (a) the articles of incorporation of the General Partner and the certificate of limited partnership of the Borrower, both with all amendments and certified by the appropriate governmental officer of the State of Indiana as of a recent date, and (b) the articles of incorporation, articles of formation or certificate of limited partnership of each of the Subsidiary Guarantors on the Closing Date, each certified by the appropriate governmental officer of the state of formation, other than Duke Realty Ohio, which is a general partnership;

(iii) Certificates of good standing or the equivalent for the General Partner and the Borrower, certified by the appropriate governmental officer of the State of Indiana, and certificates of good standing or the equivalent for each Subsidiary Guarantor on the Closing Date, certified by the appropriate governmental officer of the state of formation, other than Duke Realty Ohio, which is a general partnership;

(iv) Copies, certified by an officer of the General Partner, of (1) its formation documents (including by-laws), together with all amendments thereto, (2) the formation documents (including the Partnership Agreement) of the Borrower, together with all amendments thereto and (3) the formation documents of each of the Subsidiary Guarantors on the Closing Date;

(v) An incumbency certificate, executed by an officer of the General Partner, which shall identify by name and title and bear the signature of the Persons authorized to sign the Loan Documents on behalf of the General Partner, the Borrower and each Subsidiary Guarantor and to make borrowings hereunder on behalf of the Borrower, upon which certificate the Administrative Agent and the Lenders shall be entitled to rely until informed of any change in writing by the Borrower;

(vi) Copies, certified by the Secretary or Assistant Secretary, of the General Partner’s Board of Directors’ resolutions (and resolutions of other bodies, if any are deemed necessary by counsel for any Lender) authorizing the Advances provided for herein and the execution, delivery and performance of the Loan Documents to be executed and delivered by the General Partner, the Borrower and the Subsidiary Guarantors hereunder;

(vii) A written opinion of counsel to the General Partner, the Borrower and the Subsidiary Guarantors, addressed to the Lenders in form and substance reasonably acceptable to the Administrative Agent;

(viii) A certificate, signed by an officer of the General Partner on behalf of the Borrower and for itself, stating that on the Effective Date, both before and after giving effect to the making of any Loans or other Credit Extensions, no Default or Unmatured Default has occurred and is continuing and that all representations and warranties of the General Partner and the Borrower are true and correct in all material respects (except to the extent any such representation and warranty itself is qualified by “materiality”, “Material Adverse Effect” or similar qualifier, in which case, it shall be true and correct in all respects), upon which certificate the Administrative Agent and the Lenders shall be entitled to rely until informed of any change in writing by the Borrower;

(ix) The most recent financial statements of the General Partner and the Borrower and a certificate from an officer of the General Partner that no material adverse change in the General Partner’s or the Borrower’s financial condition has occurred since December 31, 2020;

(x) [reserved];

(xi) A compliance certificate in the form of Exhibit F hereto demonstrating the Borrower’s compliance with the covenants set forth in Article VII herein on a pro-forma basis, after giving effect to the Loans;

(xii) Written money transfer instructions, in substantially the form of Exhibit E hereto, addressed to the Administrative Agent and signed by an Authorized Officer, together with such other related money transfer authorizations as the Administrative Agent may have reasonably requested;

(xiii) Evidence that all parties whose consent is required for the Borrower, the General Partner or the Subsidiary Guarantors to execute the Loan Documents have provided such consents;

(xiv) (A) at least five (5) days prior to the Effective Date, all documentation and other information regarding the Borrower requested in connection with applicable “know-your-customer” and anti-money laundering rules and regulations, including the Patriot Act, to the extent requested in writing of the Borrower at least ten (10) days prior to the Effective Date and (B) to the extent the Borrower qualifies as a “legal entity customer” under the Beneficial Ownership Regulation, at least five (5) days prior to the Effective Date, a Beneficial Ownership Certification in relation to the Borrower shall have received such Beneficial Ownership Certification (provided that, upon the execution and delivery by such Lender of its signature page to this Agreement, the condition set forth in this clause B) shall be deemed to be satisfied).

(xv) Such other documents as any Lender or its counsel may have reasonably requested, the form and substance of which documents shall be acceptable to the parties and their respective counsel.

Until such time as the foregoing conditions are satisfied, the Existing Credit Agreements shall remain in effect. From and after the satisfaction of such conditions, this Agreement shall be in effect, the Existing Credit Agreements shall be of no further force or effect, and each of the new Lenders that are parties to this Agreement shall be added as Lenders and the Commitments of all Lenders shall be as set forth on Schedule L hereto.

5.2. Each Credit Extension. The Lenders shall not be required to make any Credit Extension other than an Advance to fund an Excluded Advance and other than an extension, renewal or amendment of a Facility Letter of Credit that does not increase the face amount thereof, unless on the applicable Borrowing Date (or date of such Credit Extension):

(i) There exists no Default or Unmatured Default; and

(ii) The representations and warranties contained in Article VI (other than the representations in the last sentence of Section 6.4 and in Section 6.11) are true and correct in all material respects (except to the extent any such representation and warranty itself is qualified by “materiality”, “Material Adverse Effect” or similar qualifier, in which case, it shall be true and correct in all respects) as of such Borrowing Date (or date of such Credit Extension) with respect to the General Partner, the Borrower and to any Subsidiary in existence (as applicable) on such Borrowing Date (or date of such Credit Extension), except to the extent any such representation or warranty is stated to relate solely to an earlier date, in which case such representation or warranty shall be true and correct in all material respects (except to the extent any such representation and warranty itself is qualified by “materiality”, “Material Adverse Effect” or similar qualifier, in which case, it shall be true and correct in all respects) on and as of such earlier date provided that for those representations made to the Borrower’s best knowledge, Borrower shall not be required to make any specific inquiry to determine the accuracy of a representation and warranty as of a Borrowing Date, as long as such inquiry is made on a quarterly basis in connection with the delivery of its quarterly compliance certificate.

Each Borrowing Notice or request for issuance of a Facility Letter of Credit with respect to each such Credit Extension (other than an Excluded Advance) shall constitute a representation and warranty by the Borrower that the conditions contained in Sections 5.2(i) and (ii) have been satisfied.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES

The General Partner and the Borrower each respectively (unless otherwise noted) represents and warrants to the Lenders that:

6.1. Existence. It is duly organized, validly existing and in good standing under the laws of the State of Indiana, with its principal place of business in Indianapolis, Indiana and is duly qualified as a foreign corporation or partnership, properly licensed (if required), in good standing and has all requisite authority to conduct its business in each jurisdiction in which its business is conducted, except to the extent the failure to be in good standing, or to be so qualified or licensed, or have such authority, could not, in the aggregate, reasonably be expect to have a Material Adverse Effect. Each of its Material Subsidiaries is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has all requisite authority to conduct its business in each jurisdiction in which its business is conducted, except to the extent the failure to be in good standing or to have such authority could not, in the aggregate, reasonably be expect to have a Material Adverse Effect.

6.2. Authorization and Validity. It has the power and authority and legal right to execute and deliver the Loan Documents and to perform its obligations thereunder. The execution and delivery by it of the Loan Documents and the performance of its obligations thereunder have been duly authorized by proper proceedings, and the Loan Documents constitute legal, valid and binding obligations of, respectively, the General Partner or the Borrower enforceable against such entity in accordance with their terms, except as enforceability may be limited by bankruptcy, insolvency or similar laws affecting the enforcement of creditors’ rights generally and general principles of equity.

6.3. No Conflict; Government Consent. Neither the execution and delivery by it of the Loan Documents, nor the consummation of the transactions therein contemplated, nor performance of the provisions thereof will violate any law, rule, regulation, order, writ, judgment, injunction, decree or award binding on, respectively, the General Partner or the Borrower or any of such entity’s Material Subsidiaries or such entity’s or any Material Subsidiary’s articles of incorporation, by-laws, certificate of limited partnership or partnership agreement or the provisions of any indenture, instrument or agreement to which such entity or any of its Material Subsidiaries is a party or is subject, or by which it, or its Property, is bound, or conflict with or constitute a default thereunder, or result in the creation or imposition of any Lien in, of or on the Property of such entity or a Material Subsidiary pursuant to the terms of any such indenture, instrument or agreement other than any violation, conflict, default or creation of a Lien under any indenture, instrument or agreement which could not reasonably be expected to result in a Material Adverse Effect. No order, consent, approval, license, authorization, or validation of, or filing, recording or registration with, or exemption by, any governmental or public body or authority, or any subdivision thereof, is required to authorize, or is required in connection with the execution, delivery and performance of, or the legality, validity, binding effect or enforceability of, any of the Loan Documents.

6.4. Financial Statements; Material Adverse Change. The December 31, 2020 consolidated financial statements of the General Partner, the Borrower and their Subsidiaries heretofore delivered to the Lenders were prepared in accordance with GAAP in effect on the date such statements were prepared and fairly present in all material respects the consolidated financial condition and operations of the General Partner, the Borrower and their Subsidiaries at such date and the consolidated results of their operations for the period then ended. Since December 31, 2020, there has been no change in the business, Property, financial condition or results of operations of the General Partner, the Borrower and their Subsidiaries (including any litigation, arbitration, governmental investigation, proceeding or inquiry) which could reasonably be expected to have a Material Adverse Effect.

6.5. Taxes. It and its Subsidiaries have filed all United States federal tax returns and all material other tax returns which are required to be filed (taking into account any applicable extensions) and have paid all taxes due pursuant to said returns or pursuant to any assessment received by, respectively, the General Partner or the Borrower or any of its Subsidiaries except (i) such taxes, if any, as are being contested in good faith and as to which adequate reserves have been provided in accordance with GAAP and (ii) any amount the failure of which to pay could not reasonably be expected to result in a Material Adverse Effect. No tax liens have been filed and no claims are being asserted with respect to any such taxes other than those which do not attach to any Unencumbered Asset and which could not reasonably be expected to result in a Material Adverse Effect. The charges, accruals and reserves on the books of the General Partner, the Borrower and its Subsidiaries in respect of any taxes or other governmental charges are adequate.

6.6. Litigation and Guarantee Obligations. Except as disclosed in the General Partner’s most recent filings with the SEC on Form 10-K and Form 10-Q, as of the Closing Date, there is no litigation, arbitration, governmental investigation, proceeding or inquiry pending or, to the knowledge of any of its officers, threatened against or affecting the General Partner, the Borrower or any of their Subsidiaries which could reasonably be expected to have a Material Adverse Effect.

6.7. Subsidiaries. As of the Effective Date, Schedule 1 hereto contains an accurate list of all of the presently existing Subsidiaries of such entity, setting forth their respective jurisdictions of incorporation and the percentage of their respective capital stock owned by it or its Subsidiaries. All of the issued and outstanding shares of capital stock of such Subsidiaries have been duly authorized and issued and are fully paid and non-assessable.

6.8. ERISA. The Unfunded Liabilities of all Single Employer Plans do not in the aggregate exceed $50,000,000. Neither it nor any other member of the Controlled Group has incurred, or is reasonably expected to incur, any withdrawal liability to Multiemployer Plans in excess of $12,500,000 in the aggregate. Each Plan complies in all material respects with all applicable requirements of law and regulations, (i) no Reportable Event has occurred with respect to any Plan, (ii) no members of the Controlled Group have withdrawn from any Multiemployer Plan or initiated steps to do so, and (iii) no steps have been taken to reorganize or terminate any Plan or Multiemployer Plan.

6.9. Accuracy of Information. All factual information furnished in writing by or on behalf of such entity or any of its Subsidiaries to the Administrative Agent or any Lender for purposes of or in connection with this Agreement or any transaction contemplated hereby is, and all other such factual information hereafter furnished in writing by or on behalf of such entity or any of its Subsidiaries to the Administrative Agent or any Lender will be, true and accurate in all material respects (taken as a whole) on the date as of which such information is dated or certified and not incomplete by omitting to state any material fact necessary to make such information (taken as a whole) not misleading in any material respect at such time.

6.10. Margin Stock. It is not engaged nor will it engage, principally or as one of its important activities, in the business of purchasing or carrying margin stock (within the meaning of Regulation U), or extending credit for the purpose of purchasing or carrying margin stock.

6.11. Material Agreements. Neither it nor any Subsidiary is a party to any agreement or instrument or subject to any charter or other corporate restriction which could reasonably be expected to have a Material Adverse Effect.

6.12. Compliance With Laws. It and its Subsidiaries have complied with all applicable statutes, rules, regulations, orders and restrictions of any domestic or foreign government or any instrumentality or agency thereof, having jurisdiction over the conduct of their respective businesses or the ownership of their respective Property except to the extent that failure to do so would not reasonably be expected to have a Material Adverse Effect. Neither it nor any Subsidiary has received any notice to the effect that its operations are not in material compliance with any of the requirements of applicable federal, state and local environmental, health and safety statutes and regulations or the subject of any federal or state investigation evaluating whether any remedial action is needed to respond to a release of any toxic or hazardous waste or substance into the environment, which non-compliance or remedial action could reasonably be expected to have a Material Adverse Effect.

6.13. Ownership of Properties. On the date of this Agreement, it and its Subsidiaries will have title in fee simple to, or a valid leasehold interest in, all its or their real property, and good title to, or a valid leasehold interest in, all of its or their other Property, free of all Liens other than those permitted by Section 7.15, except to the extent such defects in title could not, in the aggregate, reasonably be expected to have a Material Adverse Effect.

6.14. Investment Company Act. Neither it nor any Subsidiary is an “investment company” or a company “controlled” by an “investment company”, within the meaning of the Investment Company Act of 1940, as amended.

6.15. [Reserved].

6.16. Solvency. Immediately after the Closing Date and immediately following the making of each Loan or other Credit Extension and after giving effect to the application of the proceeds of such Loans and other Credit Extensions, (a) the fair value of the assets of the General Partner, the Borrower and their Subsidiaries on a consolidated basis, at a fair valuation, will exceed the debts and liabilities, subordinated, contingent or otherwise, of the General Partner, the Borrower and their Subsidiaries on a consolidated basis; (b) the present fair saleable value of the Property of the General Partner, the Borrower and their Subsidiaries on a consolidated basis will be greater than the amount that will be required to pay the probable liability of the General Partner, the Borrower and their Subsidiaries on a consolidated basis on their debts and other liabilities, subordinated, contingent or otherwise, as such debts and other liabilities become absolute and matured; (c) the General Partner, the Borrower and their Subsidiaries on a consolidated basis will be able to pay their debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured; and (d) the General Partner, the Borrower and their Subsidiaries on a consolidated basis will not have unreasonably small capital with which to conduct the businesses in which they are engaged as such businesses are now conducted and are proposed to be conducted after the date hereof.

6.17. Insurance. It and its Subsidiaries carry insurance on their Projects with financially sound and reputable insurance companies, in such amounts, with such deductibles and covering such risks as are at least comparable to the coverage maintained by institutional owners of similar properties as evidenced by insurance certificates provided to Administrative Agent.

6.18. REIT Status. The General Partner is in good standing on the New York Stock Exchange, is qualified as a real estate investment trust and currently is in compliance with all provisions of the Code necessary for qualification as a real estate investment trust.

6.19. Environmental Matters. Except as set forth on Schedule 6.19, each of the following representations and warranties is true and correct on and as of the Closing Date (taking into account the effects of any operation and maintenance, remediation, clean-up or similar plans that have been entered into in accordance with any applicable Environment Laws) except to the extent that the facts and circumstances giving rise to any such failure to be so true and correct, in the aggregate, could not reasonably be expected to have a Material Adverse Effect:

(i) To the best knowledge of, respectively, the General Partner or the Borrower, the Projects of such entity and its Subsidiaries do not contain, and have not previously contained, any Materials of Environmental Concern in amounts or concentrations which constitute or constituted a violation of, or could reasonably give rise to liability under, Environmental Laws. In making this statement, the General Partner and the Borrower are assuming (except to the extent that either of them has actual knowledge to the contrary) that any Person handling any Materials of Environmental Concern at any Project will do so in a reasonable manner and in accordance with all legal requirements.

(ii) To the best knowledge of such entity, the Projects of such entity and its Subsidiaries and all operations at the Projects are in compliance, and have in the last two years been in compliance, with all applicable Environmental Laws, and there is no contamination at, under or about the Projects of such entity and its Subsidiaries, or violation of any Environmental Law with respect to the Projects of such entity and its Subsidiaries.

(iii) Neither it nor any of its Subsidiaries has received from any Governmental Authority any notice of violation, alleged violation, non-compliance, liability or potential liability regarding environmental matters or compliance with Environmental Laws with regard to any of the Projects, nor does it have knowledge or reason to believe that any such notice will be received or is being threatened, nor has any proceeding been brought or complaint filed by any party alleging any such violation, non-compliance, liability or potential liability.

(iv) To the best knowledge of such entity, Materials of Environmental Concern have not been transported or disposed of from the Projects of such entity and its Subsidiaries in violation of, or in a manner or to a location which could reasonably give rise to liability under, Environmental Laws, nor have any Materials of Environmental Concern been generated, treated, stored or disposed of at, on or under any of the Projects of such entity and its Subsidiaries in violation of, or in a manner that could give rise to liability under, any applicable Environmental Laws.

(v) No judicial proceedings or governmental or administrative action is pending, or, to the knowledge of such entity, threatened, under any Environmental Law to which such entity or any of its Subsidiaries is or will be named as a party with respect to the Projects of such entity and its Subsidiaries, nor to the Borrower’s knowledge are there any consent decrees or other decrees, consent orders, administrative order or other orders, or other administrative or judicial requirements outstanding under any Environmental Law with respect to the Projects of such entity and its Subsidiaries.

(vi) To the best knowledge of such entity, there has been no release or threat of release of Materials of Environmental Concern at or from the Projects of such entity and its Subsidiaries, or arising from or related to the operations of such entity and its Subsidiaries in connection with the Projects in violation of or in amounts or in a manner that could give rise to liability under Environmental Laws.

6.20. Unencumbered Assets. Schedule 3 hereto contains a complete and accurate description of Unencumbered Assets as of the Closing Date and as supplemented from time to time in connection with the delivery of a compliance certificate pursuant to Section 7.1 hereof, including the entity that owns or ground leases each Unencumbered Asset. Any supplements in connection with the delivery of a compliance certificate shall specifically highlight the changes in Schedule 3. With respect to each Project identified from time to time as an Unencumbered Asset, except to the extent disclosed in writing to the Lenders and approved by the Required Lenders (which approval shall not be unreasonably withheld), the Borrower hereby represents and warrants as follows except to the extent the failure of such representation and warranty to be true would not materially adversely affect the use and operation of such Project for its intended use or its marketability or value:

6.20.1 No portion of any improvement on the Unencumbered Asset is located in an area identified by the Secretary of Housing and Urban Development or any successor thereto as an area having special flood hazards pursuant to the National Flood Insurance Act of 1968 or the Flood Disaster Protection Act of 1973, as amended, or any successor law, or, if located within any such area, the Borrower has obtained and will maintain the insurance prescribed in Section 7.6 hereof.

6.20.2 To the Borrower’s knowledge, the Unencumbered Asset and the present use and occupancy thereof are in material compliance with all applicable zoning ordinances (without reliance upon adjoining or other properties except to the extent allowed by applicable laws), building codes, land use and Environmental Laws, and other similar laws (“Applicable Laws”).

6.20.3 The Unencumbered Asset is served by all utilities required for the current or contemplated use thereof. All utility service is provided by public utilities and the Unencumbered Asset has accepted or is equipped to accept such utility service.

6.20.4 All public roads and streets necessary for service of and access to the Unencumbered Asset for the current or contemplated use thereof have been completed, are serviceable and all-weather and are physically and legally open for use by the public.

6.20.5 The Unencumbered Asset is served by public water and sewer systems or, if the Unencumbered Asset is not serviced by a public water and sewer system, such alternate systems are adequate and meet, in all material respects, all requirements and regulations of, and otherwise complies in all material respects with, all Applicable Laws with respect to such alternate systems.

6.20.6 The Borrower is not aware of any latent or patent structural or other significant deficiency of the Unencumbered Asset. The Unencumbered Asset is free of damage and waste that would materially and adversely affect the value of the Unencumbered Asset other than damage which has been covered by insurance, is in good repair and there is no material deferred maintenance other than ordinary deferred maintenance given the age of the asset for which adequate reserves exist. The Unencumbered Asset is free from material damage caused by fire or other casualty. There is no pending or, to the actual knowledge of the Borrower threatened condemnation proceedings affecting the Unencumbered Asset, or any material part thereof.

6.20.7 Except for matters insured by title insurance, all improvements on the Unencumbered Asset lie within the boundaries and building restrictions of the legal description of record of the Unencumbered Asset, no such improvements encroach upon easements benefiting the Unencumbered Asset other than encroachments that do not materially adversely affect the use or occupancy of the Unencumbered Asset and no improvements on adjoining properties encroach upon the Unencumbered Asset or easements benefiting the Unencumbered Asset other than encroachments that do not materially adversely affect the use or occupancy of the Unencumbered Asset. All material amenities, access routes or other items that materially benefit the Unencumbered Asset are under direct control of the Borrower, constitute permanent easements that benefit all or part of the Unencumbered Asset or are public property, and the Unencumbered Asset, by virtue of such easements or otherwise, is contiguous to a physically open, dedicated all weather public street, and has the necessary permits for ingress and egress.

6.20.8 There are no material delinquent taxes, ground rents, water charges, sewer rents, assessments, insurance premiums, leasehold payments, or other outstanding charges affecting the Unencumbered Asset except to the extent such items are being contested in good faith and as to which adequate reserves have been provided.

A breach of any of the representations and warranties contained in this Section 6.20 with respect to a Project shall disqualify such Project from being an Unencumbered Asset for so long as such breach continues (unless otherwise approved by the Required Lenders) but shall not constitute a Default (unless the elimination of such Property as an Unencumbered Asset and the failure to designate a replacement Unencumbered Asset or otherwise cure such breach in accordance with this Agreement results in a Default under one of the other provisions of this Agreement).

6.21. Plan Assets; Prohibited Transactions. Neither the Borrower, any Subsidiary nor any member of the Controlled Group maintains any Plan. The Borrower is not an entity deemed to hold “plan assets” within the meaning of 29 C.F.R. § 2510.3-101 of an employee benefit plan (as defined in Section 3(3) of ERISA) which is subject to Title I of ERISA or any plan (within the meaning of Section 4975 of the Code), and neither the execution of this Agreement nor the making of Credit Extensions hereunder gives rise to a prohibited transaction within the meaning of Section 406 of ERISA or Section 4975 of the Code.

6.22. Anti-Corruption Laws and Sanctions. The Borrower has implemented and maintains in effect policies and procedures designed to ensure compliance by the Borrower, its Subsidiaries and their respective directors, officers, employees and agents with Anti-Corruption Laws and applicable Sanctions, and the Borrower and its Subsidiaries, and to the knowledge of the Borrower, their respective officers, directors, employees and agents, are in compliance with Anti-Corruption Laws and applicable Sanctions in all material respects. None of the Borrower or any Subsidiary, or to the knowledge of the Borrower, their respective< officers,> directors, ~~officers~~, employees or agents that will act in any capacity in connection with or benefit from the credit facility established hereby, is a Sanctioned Person. To the Borrower’s knowledge, no Advance or Facility Letter of Credit, use of proceeds or other transaction contemplated by this Agreement will violate any Anti-Corruption Law or applicable Sanctions.

6.23. Affected Financial Institutions. None of the Borrower or the Guarantors is an Affected Financial Institution.

ARTICLE VII

COVENANTS

During the term of this Agreement and until payment in full of the Obligations and termination of the Commitments, unless the Required Lenders shall otherwise consent in writing:

7.1. Financial Reporting. The General Partner and the Borrower will maintain, for themselves and each Subsidiary, a system of accounting established and administered in accordance with GAAP, and furnish to the Lenders:

(i) As soon as available, but in any event not later than fifty (50) days after the close of each of the first three fiscal quarters, for the General Partner (consolidated with the Borrower and their Subsidiaries), an unaudited consolidated balance sheet as of the close of each such period and the related unaudited consolidated statements of income and retained earnings and of cash flows of the General Partner, the Borrower and their Subsidiaries for such period and the portion of the fiscal year through the end of such period, setting forth in each case in comparative form the figures for the previous year, all certified by the General Partner’s chief financial officer or chief accounting officer;

(ii) As soon as available, but in any event not later than fifty (50) days after the close of each of the first three fiscal quarters and not later than ninety (90) days after the close of each fiscal year, for the General Partner, the Borrower and their Subsidiaries, the following, all certified by the entity’s chief financial officer or chief accounting officer, (i) a description of Unencumbered Assets, (ii) a statement of Guarantee Obligations, including a description of any guaranties of Investment Affiliate Debt excluded from Guarantee Obligations pursuant to the definition thereof, along with a certification that the conditions for exclusion are met and such back-up information as may be reasonably requested by the Administrative Agent, and (iii) a report listing and describing all newly acquired Projects, including their Property Operating Income, cost and secured or unsecured Indebtedness assumed in connection with such acquisition, if any;

(iii) As soon as available, but in any event not later than ninety (90) days after the close of each fiscal year, for the General Partner (consolidated with the Borrower and their Subsidiaries), audited financial statements, including a consolidated balance sheet as at the end of such year and the related consolidated statements of income and retained earnings and of cash flows for such year, setting forth in each case in comparative form the figures for the previous year, reported on by KPMG LLP, or the other top four accounting firms by size (or other independent certified public accountants of nationally recognized standing acceptable to Administrative Agent) without a “going concern” or like qualification or exception, or qualification arising out of the scope of the audit;

(iv) [reserved];

(v) Together with the quarterly and annual financial statements required hereunder, a compliance certificate in substantially the form of Exhibit F hereto signed by the General Partner’s and the Borrower’s chief financial officers or chief accounting officers showing the calculations and computations necessary to determine compliance with this Agreement and stating that no Default or Unmatured Default exists, or if any Default or Unmatured Default exists, stating the nature and status thereof;

(vi) As soon as possible and in any event within ten (10) days after the General Partner or the Borrower knows that any Reportable Event has occurred with respect to any Plan, a statement, signed by the chief financial officer of such entity, describing said Reportable Event and the action which such entity proposes to take with respect thereto;

(vii) As soon as possible and in any event within ten (10) days after receipt by the General Partner or the Borrower, a copy of (a) any notice or claim to the effect that the General Partner, the Borrower or any of their Subsidiaries is or may be liable to any Person as a result of the release by such entity, any of its Subsidiaries, or any other Person of any toxic or hazardous waste or substance into the environment, and (b) any notice alleging any violation of any federal, state or local environmental, health or safety law or regulation by the General Partner or the Borrower or any of their Subsidiaries, which, in either case, could reasonably be expected to have a Material Adverse Effect;

(viii) Promptly upon the furnishing thereof to the shareholders of the General Partner or the partners of the Borrower, copies of all proxy statements so furnished which may be made available by electronic means;

(ix) Promptly upon the filing thereof, copies of all financial statements and reports on Form 10-K and Form 10-Q which the General Partner, the Borrower or any of their Subsidiaries files with the SEC, which may be made available by electronic means;

(x) Promptly upon the distribution thereof to the press or the public, copies of all press releases, which may be made available by electronic means; and

(xi) Such other information (including, without limitation, financial statements, information regarding operations and business affairs, public information filed with the SEC, and financial statements, reports and other information distributed to the shareholders of the General Partner or the partners of the Borrower) as the Administrative Agent or any Lender may from time to time reasonably request.

If any information which is required to be furnished to the Lenders under this Section 7.1 is required by law or regulation to be filed by the Borrower with a government body on an earlier date than is hereby required, then the information required hereunder shall be furnished to the Lenders at such earlier date.

Documents required to be delivered pursuant to Sections 7.1(i), (ii), (iii), (viii) or (x) (to the extent any such documents are included in materials otherwise filed with the Securities and Exchange Commission) may be delivered electronically and if so delivered, shall be deemed to have been delivered on the date (i) on which the Borrower posts such documents, or provides a link thereto, on the Borrower’s website on the Internet at the website address listed in Article XIV and notifies the Lenders of such posting; or (ii) on which such documents are posted on the Borrower’s behalf on an Internet or intranet website, if any, to which each Lender and the Administrative Agent have access (whether a commercial, third-party website or whether sponsored by the Administrative Agent). The Administrative Agent shall have no obligation to request the delivery of or to maintain paper copies of the documents referred to above, and in any event shall have no responsibility to monitor compliance by the Borrower with any such request by a Lender for delivery, and each Lender shall be solely responsible for requesting delivery to it or maintaining its copies of such documents.

The Borrower hereby acknowledges that (a) the Administrative Agent and/or the Joint Lead Arrangers will make available to the Lenders materials and/or information provided by or on behalf of the Borrower hereunder (collectively, “Borrower Materials”) by posting the Borrower Materials on IntraLinks or another similar electronic system (the “Platform”) and (b) certain of the Lenders may be “public-side” Lenders (i.e., Lenders that do not wish to receive material non-public information with respect to the Borrower or its securities) (each, a “Public Lender”). The Borrower hereby agrees that (w) all Borrower Materials that are to be made available to Public Lenders shall be clearly and conspicuously marked “PUBLIC” which, at a minimum, shall mean that the word “PUBLIC” shall appear prominently on the first page thereof; (x) by marking Borrower Materials “PUBLIC,” the Borrower shall be deemed to have authorized the Administrative Agent, the Joint Lead Arrangers, and the Lenders to treat such Borrower Materials as not containing any material non-public information with respect to the Borrower or its securities for purposes of United States Federal and state securities laws; (y) all Borrower Materials marked “PUBLIC” are permitted to be made available through a portion of the Platform designated “Public Side Information;” and (z) absent written notice from the Borrower to the contrary, the Borrower hereby designates all Borrower Materials included in public filings made by Borrower, the General Partner or their Subsidiaries with the SEC as “PUBLIC” and all other Borrower Materials that are not marked “PUBLIC” as being suitable only for posting on a portion of the Platform not designated “Public Side Information.”

7.2. Use of Proceeds. The General Partner and the Borrower will, and will cause each of their Subsidiaries to, use the proceeds of the Advances for the general business purposes of the Borrower, including, but not limited to, working capital needs and interim financing for property acquisitions of new Projects, construction of new improvements or expansions of existing improvements on Projects, to repay outstanding Advances and to purchase the preferred or common stock of the General Partner. The General Partner and the Borrower will not, nor will they permit any Subsidiary to, use any of the proceeds of the Advances (i) to purchase or carry any “margin stock” (as defined in Regulation G or Regulation U) or (ii) to fund any purchase of, or offer for, any Capital Stock of any Person, unless such Person has consented to such offer prior to any public announcements relating thereto and the Required Lenders have consented to such use of the proceeds of such Advance, except that the General Partner may repurchase any of its preferred or common stock that constitutes “margin stock” so long as such repurchase does not violate Regulation U or Regulation X or otherwise constitute a Default or an Unmatured Default. The Borrower will not request any Advance or Letter of Credit, and the Borrower shall not use, and shall procure that its Subsidiaries and its or their respective directors, officers, employees and agents shall not use, the proceeds of any Advance or Letter of Credit (A) in furtherance of an offer, payment, promise to pay, or authorization of the payment or giving of money, or anything else of value, to any Person in violation of any Anti-Corruption Laws, (B) for the purpose of funding, financing or facilitating any activities, business or transaction of or with any Sanctioned Person, or in any Sanctioned Country, or (C) in any manner that would result in the violation of any Sanctions applicable to any party hereto except to the extent such activities, business or transactions are permitted for a United States Person.

7.3. Notice of Default. The General Partner and the Borrower will give, and will cause each of their Subsidiaries to give, prompt notice in writing to the Lenders of the occurrence of (i) any Default or Unmatured Default and (ii) any other development, financial or otherwise, which could reasonably be expected to have a Material Adverse Effect.

7.4. Conduct of Business. Except as otherwise permitted under Section 7.12, the General Partner and the Borrower will do, and will cause each of their Subsidiaries to do, all things necessary to remain duly incorporated and/or duly qualified, validly existing and in good standing as a real estate investment trust, corporation, general partnership or limited partnership, as the case may be, in its jurisdiction of incorporation/formation and maintain all requisite authority to conduct its business in each jurisdiction in which its business is conducted (except to the extent that the failure to be so duly qualified, to be in good standing or to maintain all requisite authority to conduct its business could not reasonably be expected to have a Material Adverse Effect) and, to carry on and conduct its businesses in substantially the same manner as it is presently conducted and, specifically, neither the General Partner, the Borrower nor their respective Subsidiaries will undertake any business other than the acquisition, development, ownership, management, operation and leasing of office, medical office, industrial (including cold storage facilities, truck terminals, trailer lots and storage yards) and retail properties and ancillary businesses reasonably related thereto, including its third party construction business and investments in (i) land, (ii) non-office, non-medical office, non-industrial, and non-retail property holdings (excluding cash), (iii) stock holdings, (iv) mortgages, (v) passive non-real estate investments and (vi) joint ventures and partnerships.

7.5. Taxes. The General Partner and the Borrower will pay, and will cause each of their Subsidiaries to pay, when due all taxes, assessments and governmental charges and levies upon them of their income, profits or Projects, except (i) where the failure to pay the same could not reasonably be expected to have a Material Adverse Effect or (ii) those which are being contested in good faith by appropriate proceedings and with respect to which adequate reserves have been established in accordance with GAAP.

7.6. Insurance. The General Partner and the Borrower will, and will cause each of their Subsidiaries to, maintain with financially sound and reputable insurance companies insurance on all their Property in such amounts and covering such risks as is consistent with sound business practice and the representation made by Borrower in Section 6.17, and the General Partner and the Borrower will furnish to any Lender upon request full information as to the insurance carried.

7.7. Compliance with Laws. The General Partner and the Borrower will, and will cause each of their Subsidiaries to, comply with all laws, rules, regulations, orders, writs, judgments, injunctions, decrees or awards to which they may be subject, except to the extent of any non-compliance that could not reasonably be expected to have a Material Adverse Effect. The Borrower will maintain in effect and enforce policies and procedures designed to ensure compliance by the Borrower, its Subsidiaries and their respective directors, officers, employees and agents with Anti-Corruption Laws and applicable Sanctions.

7.8. Maintenance of Properties. The General Partner and the Borrower will, and will cause each of their Subsidiaries to, do all things necessary to maintain, preserve, protect and keep its Property that is useful and necessary to their respective businesses in good repair, working order and condition, and make all necessary and proper repairs, renewals and replacements so that their businesses carried on in connection therewith may be properly conducted at all times.

7.9. Inspection. The General Partner and the Borrower will, and will cause each of their Subsidiaries to, permit the Administrative Agent and the Lenders, by their respective representatives and agents, upon reasonable prior written notice so long as no Default is continuing, to inspect any of the Projects, corporate books and financial records of the General Partner, the Borrower and each of their Subsidiaries, to examine and make copies of the books of accounts and other financial records of the General Partner, the Borrower and each of their Subsidiaries, and to discuss the affairs, finances and accounts of the General Partner, the Borrower and each of their Subsidiaries, and to be advised as to the same by, their respective officers at such reasonable times and intervals as the Lenders may designate. It is understood that (i) any information obtained by the Administrative Agent or any Lender in any visit or inspection pursuant to this shall be subject to the confidentiality requirements herein and (ii) so long as no Default or Unmatured Default exists, the Lenders will coordinate their visits through the Administrative Agent with a view to preventing the visits provided for by this Section from becoming unreasonably burdensome to the General Partner, Borrower and their Subsidiaries.

7.10. Maintenance of Status. The General Partner shall at all times (i) remain a corporation listed and in good standing on the New York Stock Exchange, and (ii) maintain its status as a real estate investment trust in compliance with all applicable provisions of the Code.

7.11. Dividends. The General Partner and its Subsidiaries shall be permitted to declare and pay dividends on their Capital Stock from time to time in amounts determined by the General Partner, provided, however, that if a Default has occurred and is continuing, the Borrower shall only be permitted to make distributions to its partners in amounts so that the pro rata share of such distributions received by the General Partner are no more that than the minimum amounts needed for the General Partner to make distributions to its shareholders necessary to maintain the General Partner’s tax status as a real estate investment trust, and the General Partner shall only be permitted to make distributions to its shareholders in the minimum amounts necessary to maintain the General Partner’s Tax status as a real estate investment trust.

7.12. Merger; Sale of Assets. (a) The General Partner and the Borrower will not, nor will they permit any of their Subsidiaries to, enter into any merger, consolidation, reorganization or liquidation or transfer or otherwise Dispose of all or a Substantial Portion of their Property, except for such transactions that occur between the General Partner, the Borrower and/or the Wholly-Owned Subsidiaries of the Borrower or the General Partner, provided, however,

(x) the General Partner or the Borrower may merge with or acquire other companies as partnerships so long as:

(i) after giving effect to such merger or acquisition, no provision of this Agreement will have been violated; and

(ii) the General Partner or the Borrower will be the surviving entity; and

(y) any Subsidiaries may merge, consolidate, reorganize, liquidate or transfer or otherwise Dispose of its Properties (including, for the avoidance of doubt, the sale, transfer or other Disposition of the Equity Interests in any Subsidiary) so long as immediately prior to the taking of such action and immediately thereafter and after giving effect thereto, no Default or Unmatured Default is or would be in existence and the Borrower complies with Section 7.12(b) below to the extent applicable.

(b) The General Partner and the Borrower will not, and will not permit any of their Subsidiaries to, sell, transfer or otherwise Dispose of any Property unless after giving effect thereto no Default or Unmatured Default exists or would exist; provided that the Borrower shall deliver to the Administrative Agent and the Lenders written notice not less than five (5) Business Days prior to a sale, transfer or other Disposition of any Unencumbered Assets, in a single transaction or series of related transactions, for consideration in excess of $1,500,000,000.

To the extent such proposed transaction would result in a failure to comply with the covenants set forth herein, the Borrower shall apply the proceeds of such transaction (together with such additional amounts as may be required), to prepay the Obligations in an amount, as determined by the Administrative Agent, equal to that which would be required to reduce the Obligations so that Borrower will be in compliance with the covenants set forth herein upon the consummation of the contemplated transaction. Such prepayments shall be applied as directed by the Borrower; provided, however, that if the Borrower fails to give such direction, such prepayments shall first be applied to the Revolving Credit Facility and then to any New Term Loan Facility if such prepayment amounts are needed for the Borrower to remain in compliance with this Agreement. Amounts so prepaid shall be applied to the Obligations in accordance with Section 2.23.

7.13. [Reserved].

7.14. [Reserved].

7.15. Liens. The General Partner and the Borrower will not, nor will they permit any of their Subsidiaries to, create, incur, or suffer to exist any Lien in, of or on the Property of the General Partner, the Borrower or any of their Subsidiaries (other than Liens, if any, securing Obligations hereunder), except:

(i) Liens for taxes, assessments or governmental charges or levies on their Property if the same shall not at the time be delinquent or thereafter can be paid without penalty, or are being contested in good faith and by appropriate proceedings and for which adequate reserves shall have been set aside on their books;

(ii) Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ liens and other similar liens arising in the ordinary course of business which secure payment of obligations not more than ninety (90) days past due or which are being contested in good faith by appropriate proceedings and for which adequate reserves shall have been set aside on its books;

(iii) Liens arising out of pledges or deposits under worker’s compensation laws, unemployment insurance, old age pensions, or other social security or retirement benefits, or similar legislation;

(iv) Utility easements, access easements, building restrictions, license agreements, park association covenants and such other encumbrances or charges against real property as are of a nature generally existing with respect to properties of a similar character and which do not in any material way impair the marketability of the same or interfere with the use thereof in the business of the General Partner, the Borrower or their Subsidiaries;

(v) Liens existing on the date hereof and described in Schedule 2 hereto;

(vi) Liens that do not result in a Default under Section 7.20 hereunder to the extent such Liens will not result in a violation of any of the provisions of this Agreement;

(vii) Liens in favor of the Borrower, the General Partner or any Wholly-Owned Subsidiary granted by the Borrower, the General Partner or any Subsidiary in order to secure any intercompany obligations;

(viii) judgment liens in respect of judgments that do not constitute a Default under Section 8.10;

(ix) Any pledge or deposit to secure performance of letters of credit, bank guarantees, bids, statutory obligations, surety and appeal bonds, trade contracts, government contracts, leases, performance bonds or other obligations of a like nature in the ordinary course of business or letters of credit, bank guarantees or similar instruments issued supporting such pledges, deposits or obligations; provided that the foregoing does not include Liens on real property;

(x) Liens solely on any cash earnest money deposits made by the Borrower, the General Partner or any Subsidiaries in connection with any letter of intent or purchase agreement permitted hereunder; and

(xi) Liens not otherwise permitted pursuant to the preceding clauses (i) through (x) on Property (other than with respect to a Project) so long as same do not secure obligations (including Indebtedness) in excess of $5,000,000 in the aggregate at any time outstanding for the Borrower, the General Partners and the Subsidiaries on a consolidated basis.

Liens permitted pursuant to this Section 7.15 shall be deemed to be “Permitted Liens”.

7.16. Affiliates. The General Partner and the Borrower will not, nor will they permit any of their Subsidiaries to, enter into any transaction (including, without limitation, the purchase or sale of any Property or service) with, or make any payment or transfer to, any Affiliate except in the ordinary course of business and pursuant to the reasonable requirements of the General Partner’s, the Borrower’s or such Subsidiary’s business and upon fair and reasonable terms no less favorable to the General Partner, the Borrower or such Subsidiary than the General Partner, the Borrower or such Subsidiary would obtain in a comparable arms-length transaction.

7.17. Interest Rate Hedging. The General Partner and the Borrower will not enter into or remain liable upon, nor will they permit any Subsidiary to enter into or remain liable upon, any agreements, devices or arrangements designed to protect at least one of the parties thereto from the fluctuations of interest rates, exchange rates or forward rates applicable to such party’s assets, liabilities or exchange transactions, including, but not limited to, interest rate exchange agreements, forward currency exchange agreements, interest rate cap or collar protection agreements, forward rate currency or interest rate options unless such agreement, device or arrangement was entered into by the General Partner, the Borrower or any such Subsidiary for the purpose of hedging interest rate risk to the General Partner or the Borrower or any Subsidiary and not for speculative purposes.

7.18. Subsidiary Guaranty. (a) The Borrower will cause any Subsidiary which (i) owns or ground leases an Unencumbered Asset and (ii) is liable for any Indebtedness (including any guarantees of debt of another person) to enter into a Subsidiary Guaranty, if the Borrower desires that the Project owned by such Subsidiary qualify as an Unencumbered Asset and be included in the calculation of the financial covenant in Section 7.20(iii), and will also deliver to the Administrative Agent for the benefit of the Lenders (concurrently with the inclusion of any Project as an Unencumbered Asset) the following items:

(i) a Subsidiary Guaranty, or a joinder agreement in respect of any existing Subsidiary Guaranty;

(ii) a certificate signed by the President, a Vice President, or a chief financial officer or chief accounting officer of the Borrower making representations and warranties to the effect of those contained in Section 6.1, Section 6.2 and Section 6.3, with respect to such Subsidiary Guarantor and the Subsidiary Guaranty and in Section 6.20 with respect to the Unencumbered Assets owned by such Subsidiary Guarantor, as applicable; and

(iii) an opinion of counsel addressed to each Lender and reasonably satisfactory to the Administrative Agent.

(b) Other than during the continuance of a Default or an Unmatured Default, the Subsidiary Guaranty of any Subsidiary Guarantor shall be released without the further consent of the Lenders if and when (i) a Project is sold or transferred by a Subsidiary Guarantor and all of the Projects owned by such Subsidiary Guarantor shall thereby cease (not thereby creating a Default or an Unmatured Default) to be Unencumbered Assets or (ii) such Subsidiary becomes an Unencumbered Property Subsidiary and is therefore no longer required to be a Subsidiary Guarantor in order for the Projects owned by such Subsidiary to qualify as Unencumbered Assets, provided the foregoing shall never permit the release of the Guaranty of the General Partner. At the request and expense of the Borrower, the Administrative Agent shall execute and deliver an instrument confirming such release.

7.19. [Reserved].

7.20. Indebtedness and Cash Flow Covenants. The General Partner on a consolidated basis with the Borrower and their Subsidiaries shall not, as of the last day of any fiscal quarter, permit:

(i) the ratio of Adjusted EBITDA to Fixed Charges to be less than 1.50 to 1.0 for the preceding 12 full calendar months throughout the remaining term of the Facility;

(ii) Consolidated Total Indebtedness (net of, as of such date of determination, an amount equal to the lesser of (x) the amount of Unrestricted Cash and Cash Equivalents in excess of $30,000,000 and (y) the amount of Consolidated Total Indebtedness that matures within twenty-four (24) months of such date of determination) to exceed sixty percent (60%) of Total Asset Value, provided that such ratio may exceed sixty percent (60%) but may not exceed sixty-five percent (65%) as at the end of no more than four (4) consecutive fiscal quarters following a Major Acquisition up to two times during the term of this Agreement;

(iii) The ratio obtained by dividing (a) the sum of (i) Property Operating Income from Unencumbered Assets that are wholly-owned by the Borrower, a Subsidiary Guarantor or an Unencumbered Property Subsidiary for such quarter minus the Capital Expenditure Reserve Amount for such wholly-owned Unencumbered Assets for such quarter plus (ii) Earnings from Service Operations and interest income of the General Partner, the Borrower and their Subsidiaries from mortgage notes receivable for such quarter (with the aggregate amount of such Earnings from Service Operations and interest income limited to 15% of the sum of Property Operating Income from wholly owned Unencumbered Assets, Earnings from Service Operations and interest income) by (b) the interest incurred on all Consolidated Unsecured Indebtedness for such quarter to be less than 1.75 to 1.0 for the quarter then ended; or

(iv) Consolidated Secured Indebtedness (net of, as of such date of determination, an amount equal to the lesser of (x) the amount of Unrestricted Cash and Cash Equivalents in excess of $30,000,000 and (y) the amount of Consolidated Secured Indebtedness that matures within twenty-four (24) months of such date of determination) to exceed thirty percent (30%) of Total Asset Value; provided, that such ratio may exceed thirty percent (30%) but may not exceed thirty-five percent (35%) at the end of not more than four (4) consecutive fiscal quarters following a Major Acquisition up to two times during the term of this Agreement.

7.21. Environmental Matters. The General Partner and the Borrower will and will cause each of their Subsidiaries to:

(i) Subject to any remediation programs described on Schedule 6.19, comply with, and use its commercially reasonable efforts to ensure compliance by all tenants and subtenants, if any, with, all applicable Environmental Laws and obtain and comply with and maintain, and use its best efforts to ensure that all tenants and subtenants obtain and comply with and maintain, any and all licenses, approvals, notifications, registrations or permits required by applicable Environmental Laws, except to the extent that failure to do so could not be reasonably expected to have a Material Adverse Effect;

(ii) Subject to any remediation programs described on Schedule 6.19, conduct and complete all investigations, studies, sampling and testing, and all remedial, removal and other actions required under Environmental Laws and promptly comply in all material respects with all lawful orders and directives of all Governmental Authorities regarding Environmental Laws, except to the extent that (a) the same are being contested in good faith by appropriate proceedings and the pendency of such proceedings could not be reasonably expected to have a Material Adverse Effect, or (b) the General Partner has determined in good faith that contesting the same is not in the best interests of the General Partner, the Borrower and their Subsidiaries and the failure to contest the same could not be reasonably expected to have a Material Adverse Effect; and

(iii) defend, indemnify and hold harmless the Administrative Agent and each Lender, and their respective employees, agents, officers and directors, from and against any claims, demands, penalties, fines, liabilities, settlements, damages, costs and expenses of whatever kind or nature known or unknown, contingent or otherwise, arising out of, or in any way relating to the violation of, noncompliance with or liability under any Environmental Laws applicable to the operations of the General Partner, the Borrower, their Subsidiaries or the Projects, or any orders, requirements or demands of Governmental Authorities related thereto, including, without limitation, attorney’s and consultant’s fees, investigation and laboratory fees, response costs, court costs and litigation expenses, except to the extent that any of the foregoing arise out of the gross negligence or willful misconduct (as determined by a court of competent jurisdiction in a final and non-appealable decision) of the party seeking indemnification therefor.

The indemnity contained in (iii) above shall continue in full force and effect regardless of the termination of this Agreement.

7.22. [Reserved].

7.23. Borrower’s Partnership Agreement. The General Partner shall not consent to any change to the Borrower’s partnership agreement that would be materially adverse to the Lenders without obtaining the prior written consent of the Administrative Agent.

7.24. Plan Assets. The Borrower shall not adopt, or permit any Subsidiary or any member of the Controlled Group to adopt, any Plan.

7.25. Notice of Rating Change. The Borrower shall notify the Administrative Agent promptly if there is any change in the long term unsecured debt rating of the Borrower from Moody’s or S&P.

ARTICLE VIII

DEFAULTS

The occurrence of any one or more of the following events shall constitute a Default:

8.1. Nonpayment of any principal payment on any Note, Loan or Reimbursement Obligation when due.

8.2. Nonpayment of interest upon any Note or Loan or of any Facility Fee or Facility Letter of Credit Fee or other payment Obligations under any of the Loan Documents within five (5) Business Days after the same becomes due.

8.3. The breach of any of the terms or provisions of Sections 7.2, 7.3(i), 7.10 through 7.20 and 7.23.

8.4. Any representation or warranty made or deemed made by or on behalf of the General Partner, the Borrower or any of their Subsidiaries to the Lenders or the Administrative Agent under or in connection with this Agreement, any Credit Extension, or any certificate or information delivered in connection with this Agreement or any other Loan Document shall be untrue or inaccurate in any material respect on the date as of which made; provided, however, that as to any such untrue or inaccurate representation, warranty, acknowledgement or statement which was unintentionally submitted to the Administrative Agent or the Lenders and which can be made true and correct by action of the Borrower, the Borrower shall have a period of thirty (30) days following the date of such representation, warranty acknowledgement or statement to undertake and complete all action necessary to make such representation, warranty, acknowledgement or statement true and correct in all material respects.

8.5. The breach (other than a breach which constitutes a Default under Section 8.1, 8.2, 8.3 or 8.4) of any of the terms or provisions of this Agreement or any other Loan Document which is not remedied within thirty (30) days after written notice from the Administrative Agent or any Lender; provided, however, if such breach is susceptible of cure but cannot be cured within such thirty- (30-)day period and the Borrower is proceeding diligently and in good faith to cure such breach, such thirty (30) day period shall be extended for up to an additional thirty (30) days, not to exceed a total of sixty (60) days, as shall be necessary for the Borrower in the exercise of due diligence to cure such breach.

8.6. The Borrower, the General Partner or any of their Wholly-Owned Subsidiaries fails to make any payment (whether of principal or interest and regardless of amount) in respect of any Material Indebtedness (other than Indebtedness hereunder), when and as the same shall become due and payable, after the applicable grace, cure, waiver or forbearance period, if any, specified in any agreement or instrument relating to such Indebtedness; or any event or condition occurs that results in any Material Indebtedness becoming due prior to its scheduled maturity or that enables or permits (with or without the giving of notice, the lapse of time or both) the holder or holders of any Material Indebtedness or any trustee or agent on its or their behalf to cause any Material Indebtedness to become due, or to require the prepayment, repurchase, redemption or defeasance thereof, prior to its scheduled maturity; provided that this Section 8.6 shall not apply to (x) secured Indebtedness that becomes due as a result of the voluntary sale or transfer of the property or assets securing such Indebtedness or (y) to secured Indebtedness for which a forbearance, extension or restructuring agreement is in effect that prevents the holder or holders of such Indebtedness or any trustee or agent on its or their behalf from declaring such Indebtedness to become due prior to its scheduled maturity.

8.7. The General Partner, the Borrower or any Subsidiary having more than $75,000,000 of Equity Value shall (i) have an order for relief entered with respect to it under the Federal bankruptcy laws as now or hereafter in effect, (ii) make an assignment for the benefit of creditors, (iii) apply for, seek, consent to, or acquiesce in, the appointment of a receiver, custodian, trustee, examiner, liquidator or similar official for it or any Substantial Portion of its Property, (iv) institute any proceeding seeking an order for relief under the Federal bankruptcy laws as now or hereafter in effect or seeking to adjudicate it as a bankrupt or insolvent, or seeking dissolution, winding up, liquidation, reorganization, arrangement, adjustment or composition of it or its debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors or fail to file an answer or other pleading denying the material allegations of any such proceeding filed against it, or have an involuntary proceeding seeking such relief filed against it and such proceeding shall continue undismissed for sixty (60) days, (v) take any corporate action to authorize or effect any of the foregoing actions set forth in this Section 8.7, (vi) fail to contest in good faith any appointment or proceeding described in Section 8.8 and maintain adequate reserves for such contest in accordance with GAAP or (vii) not pay, or admit in writing its inability to pay, its debts generally as they become due.

8.8. A receiver, trustee, examiner, liquidator or similar official shall be appointed for the General Partner, the Borrower or any Subsidiary having more than $75,000,000 of Equity Value or any Substantial Portion of its Property, or a proceeding described in Section 8.7(iv) shall be instituted against the General Partner, the Borrower or any such Subsidiary and such appointment continues undischarged or such proceeding continues undismissed or unstayed for a period of sixty (60) consecutive days.

8.9. Any court, government or governmental agency shall condemn, seize or otherwise appropriate, or take custody or control of (each a “Condemnation”), all or any portion of the Projects of the Borrower and its Subsidiaries which, when taken together with all other Property of the Borrower and its Subsidiaries so condemned, seized, appropriated, or taken custody or control of, during the twelve-month period ending with the month in which any such Condemnation occurs, constitutes a Substantial Portion of their Property.

8.10. The General Partner, the Borrower or any of their Subsidiaries shall fail within sixty (60) days to pay, bond or otherwise discharge any judgments or orders for the payment of money in an amount which, when added to all other judgments or orders outstanding against the General Partner, the Borrower or any Subsidiary would exceed $75,000,000 in the aggregate, which have not been stayed on appeal or otherwise appropriately contested in good faith, with adequate reserves therefor having been maintained in accordance with GAAP.

8.11. The General Partner, the Borrower or any other member of the Controlled Group has incurred withdrawal liability to such Multiemployer Plan in an amount which, when aggregated with all other amounts required to be paid to Multiemployer Plans by the General Partner, the Borrower or any other member of the Controlled Group as withdrawal liability (determined as of the date of such notification), exceeds $75,000,000.

8.12. The General Partner, the Borrower or any other member of the Controlled Group has a Multiemployer Plan that is in reorganization or is being terminated, within the meaning of Title IV of ERISA, if as a result of such reorganization or termination the aggregate annual contributions of the General Partner, the Borrower and the other members of the Controlled Group (taken as a whole) to all Multiemployer Plans which are then in reorganization or being terminated have been or will be increased over the amounts contributed to such Multiemployer Plans for the respective plan years of each such Multiemployer Plan immediately preceding the plan year in which the reorganization or termination occurs by an amount exceeding $75,000,000.

8.13. [Reserved].

8.14. [Reserved].

8.15. [Reserved].

8.16. This Agreement, a Note, the Guaranty or a Subsidiary Guaranty shall be revoked, rescinded, repudiated or otherwise cease to be in full force and effect (other than in accordance with the terms hereof or thereof), or any of the General Partner, the Borrower or the Subsidiary Guarantors shall assert that any of this Agreement, a Note, the Guaranty or a Subsidiary Guaranty has been revoked, rescinded or terminated (other than in accordance with the terms hereof or thereof).

8.17. [Reserved].

8.18. (a) The acquisition of ownership, directly or indirectly, beneficially or of record, by any Person or group (within the meaning of the Securities Exchange Act of 1934 and the rules of the SEC thereunder as in effect on the date hereof) of Equity Interests of the General Partner representing more than thirty percent (30%) of the aggregate ordinary voting power represented by the issued and outstanding Equity Interests of the General Partner; (b) occupation of a majority of the seats (other than vacant seats) on the board of directors of the General Partner by Persons who were neither (i) nominated by the board of directors of the General Partner nor (ii) appointed by directors so nominated; (c) the acquisition by any Person or group, directly or indirectly, by contract or otherwise of the power to exercise control over Equity Interests of the General Partner representing more than thirty percent (30%) of the aggregate ordinary voting power represented by the issued and outstanding Equity Interests of the General Partner; (d) the General Partner ceases to be the sole general partner of the Borrower; or (e) the General Partner ceases to own at least fifty-five percent (55%) of the voting Equity Interest in the Borrower.

ARTICLE IX

ACCELERATION, WAIVERS, AMENDMENTS AND REMEDIES

9.1. Acceleration. If any Default described in Section 8.7 or 8.8 occurs with respect to the Borrower, the Commitments and all other obligations of the Lenders to make Loans and of the Issuing Bank to issue Facility Letters of Credit hereunder shall automatically terminate and the Obligations shall immediately become due and payable without any election or action on the part of the Administrative Agent or any Lender and without presentment, demand, protest or notice of any kind, all of which the Borrower hereby expressly waives. If any other Default occurs, the Administrative Agent may with the consent of the Required Lenders, and will if directed by the Required Lenders, (a) terminate or suspend the Commitments and all other obligations of the Lenders to make Loans hereunder and to issue Facility Letters of Credit, whereupon (in the case of termination) the Commitments shall terminate, and/or (b) declare the Obligations to be due and payable, or both, whereupon the Obligations shall become immediately due and payable, without presentment, demand, protest or notice of any kind, all of which the Borrower hereby expressly waives and/or (c) exercise on behalf of itself, the Lenders and the Issuing Banks all rights and remedies available under the Loan Documents and Applicable Laws.

In addition to the foregoing, following the occurrence of a Default and so long as any Facility Letter of Credit has not been fully drawn and has not been cancelled or expired by its terms, upon demand by the Administrative Agent (which Administrative Agent agrees to make if requested to by the applicable Required Lenders) and automatically upon the occurrence of any Default described in Section 8.7 or 8.8 the Borrower shall deposit in the Letter of Credit Collateral Account cash in an amount equal to 100% of the aggregate undrawn face amount of all outstanding Facility Letters of Credit and all fees and other amounts due or which may become due with respect thereto. The funds in the Letter of Credit Collateral Account shall be subject to the provisions of Section 3.14 hereof.

If, within thirty (30) days after acceleration of the maturity of the Obligations or termination of the obligations of the Lenders to make Loans hereunder or to issue Facility Letters of Credit as a result of any Default (other than any Default as described in Section 8.7 or 8.8 with respect to the Borrower) and before any judgment or decree for the payment of the Obligations shall have been obtained or entered, the Required Lenders (in their sole discretion) shall so direct, the Administrative Agent shall, by notice to the Borrower, rescind and annul such acceleration and/or termination.

9.2. Amendments. Subject to the provisions of Section 2.25, Section 4.3(b), (c) and (d) and this Article IX, the Required Lenders (or the Administrative Agent with the consent in writing of the Required Lenders), the Borrower and the General Partner may enter into written agreements supplemental hereto for the purpose of amending or modifying any provisions to the Loan Documents or changing in any manner the rights of the Lenders or the Borrower hereunder or waiving any Default or any provision hereunder (and, if the rights or duties of only a specific Facility are affected thereby or if such amendment or waiver adversely affects the rights of a specific Facility in a manner that is different than such amendment or waiver affects the other Facility, the Required Facility Lenders for such Facility); provided, however, that no such supplemental agreement shall:

(i) Extend a Termination Date (except as expressly provided herein) or forgive all or any portion of the principal amount of any Loan or Reimbursement Obligation or accrued interest thereon or the Facility Fee or Facility Letter of Credit Fee, reduce the Applicable Margins on the underlying interest rate options or otherwise modify or add to such Applicable Margins or interest rate options, or extend the time of payment of any of the Obligations, without the consent of all Lenders directly affected thereby; and provided further that if such supplemental agreement shall only affect a specific Facility, only the consent of the Required Facility Lenders for such Facility (and not the consent of all Required Lenders) shall also be required.

(ii) Release the General Partner from the Guaranty, or materially modify the Guaranty or waive a material provision of the Guaranty, without the consent of all Lenders.

(iii) Change the percentage specified in the definition of (x) Required Lenders without the consent of all Lenders or (y) Required Facility Lenders, without the consent of all Lenders with respect to such Class.

(iv) (x) Increase the sum of (A) the amount of the Aggregate Revolving Credit Commitment plus (B) the aggregate principal amount of New Term Loans made under this Agreement to an amount in excess of $2,000,000,000, without the consent of all Lenders; or (y) increase the Commitment of any Lender without the consent of such Lender.

(v) Permit the Borrower to assign or allow another Person to assume its rights under this Agreement, without the consent of all Lenders.

(vi) Amend this Section 9.2, without the consent of all Lenders.

(vii) Amend Section 2.23 or 12.2 such that the order of priority of payments is changed or payments that are now required to be applied in accordance with the Percentages or Funded Percentages of the Lenders shall be applied in any other manner, without the consent of all Lenders.

(viii) <Waive any condition set forth in Section 5.2 with respect to a Revolving Loan without the consent of the Required Facility Lenders under the Revolving Credit Facility.>

No amendment of any provision of this Agreement relating to the Administrative Agent shall be effective without the written consent of the Administrative Agent. No amendment of any provision relating to the Issuing Bank (including any letter of credit application and any bilateral agreement between the Borrower and the Issuing Bank regarding the Issuing Bank’s Letter of

Credit Commitment or the respective rights and obligations between the Borrower and the Issuing Bank in connection with the issuance of Letters of Credit) shall be effective without the consent of the Issuing Bank. No amendment increasing the Commitment of any Lender shall be effective without the written consent of such Lender. No amendment of Section 2.24 shall be effective without the written consent of the Administrative Agent and the Issuing Bank.

Notwithstanding the foregoing: (1) no amendment, waiver, or consent shall, unless in writing and signed by the Designating Lender on behalf of its respective Designated Lender affected thereby, (a) subject such Designated Lender to any additional obligations, (b) reduce the principal of, interest on, or the amounts due with respect to, the Competitive Bid Loan Note made payable to such Designated Lender, (c) postpone any date fixed for any payment of principal of, or interest on, or other amounts due with respect to, the Competitive Bid Note made payable to such Designated Lender, or (d) amend the definition of Required Lenders hereunder in a manner which adversely affects the rights of such Designated Lender and (2) if the Administrative Agent and the Borrower acting together identify any ambiguity, omission, mistake, typographical error or other defect in any provision of this Agreement or any other Loan Document, then the Administrative Agent and the Borrower shall be permitted to amend, modify or supplement such provision to cure such ambiguity, omission, mistake, typographical error or other defect, and such amendment shall become effective without any further action or consent of any other party to this Agreement.

Notwithstanding the foregoing, no amendment or amendment and restatement of this Agreement requiring the consent of “all Lenders” or “all Lenders affected thereby,” which is in all other respects approved by the applicable Lenders in accordance with this Section 9.2, shall require the consent or approval of any Lender (i) which immediately after giving effect to such amendment or amendment and restatement, shall have no Commitment or other obligation to maintain or extend credit under this Agreement (as so amended or amended and restated), including, without limitation, any obligation in respect of any drawing under or participation in any Letter of Credit and (ii) which, substantially contemporaneously with the effectiveness of such amendment or amendment and restatement, is paid in full (either as an assignee to an existing or new Lender or as a result of a prepayment by the Borrower) all amounts owing to it hereunder (including, without limitation principal, interest and fees, but excluding unmatured contingent obligations). From and after the effectiveness of any such amendment or amendment and restatement, any such Lender shall be deemed to no longer be a “Lender” hereunder or a party hereto; provided, that any such Lender shall retain the benefit of indemnification and other provisions hereof which, by the terms hereof would survive a termination of this Agreement.

If the Administrative Agent and the Borrower acting together identify any ambiguity, omission, mistake, typographical error or other defect in any provision of this Agreement or any other Loan Document, then the Administrative Agent and the Borrower shall be permitted to amend, modify or supplement such provision to cure such ambiguity, omission, mistake, typographical error or other defect, and such amendment shall become effective without any further action or consent of any other party to this Agreement. The Administrative Agent shall promptly provide a copy of any such amendment to the Lenders.

9.3. Preservation of Rights. No delay or omission of the Lenders or the Administrative Agent to exercise any right under the Loan Documents shall impair such right or be construed to be a waiver of any Default or an acquiescence therein, and the making of a Loan notwithstanding the existence of a Default or the inability of the Borrower to satisfy the conditions precedent to such Loan shall not constitute any waiver or acquiescence. Any single or partial exercise of any such right shall not preclude other or further exercise thereof or the exercise of any other right, and no waiver, amendment or other variation of the terms, conditions or provisions of the Loan Documents whatsoever shall be valid unless in writing signed by the Lenders required pursuant to Section 9.2, and then only in the instance and to the extent in such writing specifically set forth. All remedies contained in the Loan Documents or by law afforded shall be cumulative and not exclusive of any rights or remedies that the Administrative Agent and the Lenders would otherwise have and all shall be available to the Administrative Agent and the Lenders until the Obligations have been paid in full.

ARTICLE X

GENERAL PROVISIONS

10.1. Survival of Representations. All covenants, representations and warranties of the Borrower contained in this Agreement shall survive execution of this Agreement, delivery of the Notes, issuance of the Facility Letters of Credit and the making of the Loans herein contemplated, regardless of any investigation by any Lender and notwithstanding that any Lender may have had notice or knowledge of any Default or incorrect representation or warranty at the time any credit is extended hereunder.

10.2. Governmental Regulation. Anything contained in this Agreement to the contrary notwithstanding, neither the Issuing Bank nor any Lender shall be obligated to extend credit to the Borrower in violation of any limitation or prohibition provided by any applicable statute or regulation.

10.3. Headings. Section headings in the Loan Documents are for convenience of reference only, and shall not govern the interpretation of any of the provisions of the Loan Documents.

10.4. Entire Agreement. The Loan Documents embody the entire agreement and understanding among the Borrower, the General Partner, the Administrative Agent, the Issuing Bank and the Lenders and supersede all prior commitments, agreements and understandings among the Borrower, the Administrative Agent, the Issuing Bank and the Lenders relating to the subject matter thereof, except for the agreement of the Borrower to pay certain fees to the Administrative Agent and the agreement of the Administrative Agent to pay certain fees to the Lenders.

10.5. Several Obligations; Benefits of this Agreement. The respective obligations of the Lenders hereunder are several and not joint and no Lender shall be the partner or agent of any other (except to the extent to which the Administrative Agent is authorized to act as such). The failure of any Lender to perform any of its obligations hereunder shall not relieve any other Lender from any of its obligations hereunder. This Agreement shall not be construed so as to confer any right or benefit upon any Person other than the parties to this Agreement and their respective successors and assigns.

10.6. Expenses; Indemnification. The Borrower shall reimburse the Indemnified Parties on demand for any reasonable costs and reasonable out-of-pocket expenses (including, without limitation, all reasonable fees for consultants and reasonable fees and expenses for one counsel for all Indemnified Parties collectively in each applicable jurisdiction) paid or incurred by the Indemnified Parties (whether in their capacity as arrangers, or, in the case of JPMCB in its capacity as Administrative Agent) in connection with the preparation, negotiation, execution, delivery, review, amendment, modification, and administration of the Loan Documents. The Borrower also agrees to reimburse the Indemnified Parties, the Issuing Bank and the Lenders for any reasonable costs and reasonable out-of-pocket expenses (including, without limitation, all reasonable fees and expenses for attorneys for the Indemnified Parties, the Issuing Bank and the Lenders, with such fees and expenses of counsel being limited to fees and expenses of one counsel (and, if necessary, one regulatory counsel) for the Administrative Agent in each applicable jurisdiction, fees and expenses of one counsel (and, if necessary, one regulatory counsel) for the Lenders (as selected by the Required Lenders other than the Administrative Agent) in each applicable jurisdiction and, to the extent an actual or perceived conflict of interest exists, the fees and expenses of one counsel (and, if necessary, one regulatory counsel) to all similarly situated Lenders in each applicable jurisdiction) paid or incurred by the Indemnified Parties (whether in their capacity as arrangers, or, in the case of JPMCB, in its capacity as Administrative Agent), the Issuing Bank or any Lender in connection with the collection and enforcement of the Loan Documents (including, without limitation, any workout or restructuring).

The Borrower further agrees to indemnify the Indemnified Parties, the Issuing Bank and each Lender and their directors, officers, employees, agents, attorneys and professional advisors (each such Person, an “Indemnitee”) against all losses, claims, damages, penalties, judgments, liabilities and reasonable expenses (including, without limitation, reasonable fees and expenses of counsel and all reasonable expenses of litigation or preparation therefor whether or not such entity is a party thereto) which any of them may pay or incur arising out of or relating to this Agreement, the other Loan Documents, the Projects, the Loans and the other transactions contemplated hereby or the direct or indirect application or proposed application of the proceeds of any Credit Extension hereunder, any actual or alleged presence or release of materials of Environmental Concern on or from any property owned or operated by the Borrower or any of its Subsidiaries, or any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory, whether brought by a third party or by the Borrower or an Affiliate of the Borrower; provided that (i) such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, penalties, judgments, liabilities or related expenses are determined by a court of competent jurisdiction by final and non-appealable judgment to have resulted from the gross negligence or willful misconduct of such Indemnitee and (ii) such indemnity shall be limited to fees and expenses of one counsel (and, if necessary, one regulatory counsel) for all Indemnitees collectively in each applicable jurisdiction and, to the extent an actual or perceived conflict of interest exists, the fees and expenses of one counsel (and, if necessary, one regulatory counsel) to all similarly situated Indemnitees in each applicable jurisdiction. To the extent permitted by applicable law, no party hereto shall assert, and each such party hereby waives, any claim against any other party, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Agreement or any agreement or instrument contemplated hereby, the transactions contemplated hereby, any Loan or the use of the proceeds thereof, except, in the case of the Borrower, to the extent otherwise subject to indemnification pursuant to the indemnification provisions set forth above. No Indemnitee shall be liable for any damages arising from the use by unintended recipients of any information or other materials distributed by it through telecommunications, electronic or other information transmission systems in connection with this Agreement or the other Loan Documents or the transactions contemplated hereby or thereby, unless such damages are the result of such Indemnitee’s gross negligence or willful misconduct (as determined by a court of competent jurisdiction in a final and non-appealable decision). The obligations of the Borrower under this Section 10.6 shall survive the termination of this Agreement.

10.7. Numbers of Documents. All statements, notices, closing documents, and requests hereunder shall be furnished to the Administrative Agent with sufficient counterparts so that the Administrative Agent may furnish one to each of the Lenders.

10.8. Accounting. All computations of financial ratios and covenants to be made in this Agreement (including in the definitions) shall be made without giving effect to required GAAP adjustments regarding treatment of non-cash interest on Indebtedness that is convertible to Equity Interests. Except as provided to the contrary herein, all accounting terms used herein shall be interpreted and all accounting determinations hereunder shall be made in accordance with GAAP in a manner consistent with that used in preparing the financial statements referred to in Section 6.4. If at any time any change in GAAP would affect the computation of any financial ratio or requirement set forth in any Loan Document, and the Borrower, the Administrative Agent or the Required Lenders shall so request, the Administrative Agent, the Lenders and the Borrower shall negotiate in good faith to amend such ratio or requirement to preserve the original intent thereof in light of such change in GAAP (subject to the approval of the Required Lenders), provided that, until so amended, such ratio or requirement shall continue to be computed in accordance with GAAP prior to such change therein. If at any time any change in reporting on the consolidated financial statements of the General Partner, the Borrower and their Subsidiaries would affect the computation of any financial ratio or requirement set forth in any Loan Document, and the Borrower, the Administrative Agent or the Required Lenders shall so request, the Administrative Agent, the Lenders and the Borrower shall negotiate in good faith to amend such ratio or requirement to preserve the original intent thereof in light of such change in reporting (subject to the approval of the Required Lenders), provided that, until so amended, such ratio or requirement shall continue to be computed in accordance with the reporting prior to such change therein.

10.9. Severability of Provisions. Any provision in any Loan Document that is held to be inoperative, unenforceable, or invalid in any jurisdiction shall, as to that jurisdiction, be inoperative, unenforceable, or invalid without affecting the remaining provisions in that jurisdiction or the operation, enforceability, or validity of that provision in any other jurisdiction, and to this end the provisions of all Loan Documents are declared to be severable.

10.10. Nonliability of Lenders. The Borrower acknowledges and agrees, and acknowledges its Subsidiaries’ understanding, that none of the Lenders, the Arrangers, the Administrative Agent or the Issuing Banks (each a “Credit Party”) will have any contractual obligations to the Borrower with respect to the transactions contemplated hereby except those obligations expressly set forth herein and in the other Loan Documents and each Credit Party is acting solely in the capacity of an arm’s length contractual counterparty to the Borrower with respect to the Loan Documents and the transaction contemplated therein and not as a financial advisor or a fiduciary to, or an agent of, the Borrower, the General Partner or any other person. The Borrower agrees that it will not assert any claim against any Credit Party based on an alleged breach of fiduciary duty by such Credit Party in connection with this Agreement and the transactions contemplated hereby. Additionally, the Borrower acknowledges and agrees that no Credit Party is advising the Borrower as to any legal, tax, investment, accounting, regulatory or any other matters in any jurisdiction with respect to the Loan Documents and the transactions contemplated therein. The Borrower shall consult with its own advisors concerning such matters and shall be responsible for making its own independent investigation and appraisal of the transactions contemplated hereby, and the Credit Parties shall have no responsibility or liability to the Borrower with respect thereto.

The Borrower further acknowledges and agrees, and acknowledges its Subsidiaries’ understanding, that each Credit Party is a full service securities or banking firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, any Credit Party may provide investment banking and other financial services to, and/or acquire, hold or sell, for its own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of, the Borrower and other companies with which the Borrower may have commercial or other relationships. With respect to any securities and/or financial instruments so held by any Credit Party or any of its customers, all rights in respect of such securities and financial instruments, including any voting rights, will be exercised by the holder of the rights, in its sole discretion.

10.11. Publicity. The Lenders shall have the right to do a tombstone publicizing the transaction contemplated hereby without the consent of the Borrower or the General Partner.

10.12. CHOICE OF LAW. THE LOAN DOCUMENTS (OTHER THAN THOSE CONTAINING A CONTRARY EXPRESS CHOICE OF LAW PROVISION) SHALL BE CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF NEW YORK, BUT GIVING EFFECT TO FEDERAL LAWS APPLICABLE TO NATIONAL BANKS.

10.13. CONSENT TO JURISDICTION. THE GENERAL PARTNER AND THE BORROWER EACH HEREBY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE UNITED STATES DISTRICT COURT OF THE SOUTHERN DISTRICT OF NEW YORK SITTING IN THE BOROUGH OF MANHATTAN (OR IF SUCH COURT LACKS SUBJECT MATTER JURISDICTION, THE SUPREME COURT OF THE STATE OF NEW YORK SITTING IN THE BOROUGH OF MANHATTAN) AND ANY APPELLATE COURT FROM ANY THEREOF, IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO ANY OF THE LOAN DOCUMENTS OR FOR RECOGNITION OR ENFORCEMENT OF ANY JUDGMENT AND THE GENERAL PARTNER AND THE BORROWER EACH HEREBY IRREVOCABLY AGREES THAT ALL CLAIMS IN RESPECT OF SUCH ACTION OR PROCEEDING MAY BE HEARD AND DETERMINED IN ANY SUCH COURT AND IRREVOCABLY WAIVES ANY OBJECTION

IT MAY NOW OR HEREAFTER HAVE AS TO THE VENUE OF ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN SUCH A COURT OR THAT SUCH COURT IS AN INCONVENIENT FORUM. EACH OF THE PARTIES HERETO AGREES THAT A FINAL JUDGMENT IN ANY SUCH ACTION OR PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW. NOTHING HEREIN SHALL LIMIT THE RIGHT OF THE ADMINISTRATIVE AGENT OR ANY LENDER TO BRING PROCEEDINGS AGAINST THE GENERAL PARTNER OR THE BORROWER IN THE COURTS OF ANY OTHER JURISDICTION. ANY JUDICIAL PROCEEDING BY THE GENERAL PARTNER OR THE BORROWER AGAINST THE ADMINISTRATIVE AGENT OR ANY LENDER OR ANY AFFILIATE OF THE ADMINISTRATIVE AGENT OR ANY LENDER INVOLVING, DIRECTLY OR INDIRECTLY, ANY MATTER IN ANY WAY ARISING OUT OF, RELATED TO, OR CONNECTED WITH ANY LOAN DOCUMENT SHALL BE BROUGHT ONLY IN SUCH COURTS.

10.14. WAIVER OF JURY TRIAL. THE GENERAL PARTNER, THE BORROWER, THE ADMINISTRATIVE AGENT AND EACH LENDER HEREBY WAIVE TRIAL BY JURY IN ANY JUDICIAL PROCEEDING INVOLVING, DIRECTLY OR INDIRECTLY, ANY MATTER (WHETHER SOUNDING IN TORT, CONTRACT OR OTHERWISE) IN ANY WAY ARISING OUT OF, RELATED TO, OR CONNECTED WITH ANY LOAN DOCUMENT OR THE RELATIONSHIP ESTABLISHED THEREUNDER OR THE TRANSACTIONS CONTEMPLATED THEREUNDER.

10.15. Agent Responsibilities. Borrower, the Administrative Agent and each Lender acknowledges and agrees that the obligations of the Syndication Agent, the Documentation Agent, the Sustainability Structuring Agent, the Arrangers, any Managing Agents, and any Co- Agents (collectively, the “Other Agents”) hereunder shall not have obligations or duties whatsoever in such capacity under this Agreement or any other Loan Document and shall incur no liability hereunder or thereunder in such capacity, and the Other Agents shall not be required to take any other action or have any duties or responsibilities or assume any liability except as may be required in their capacity as a Lender or Issuing Bank hereunder.

10.16. USA PATRIOT ACT. Each Lender that is subject to the requirements of the USA PATRIOT Act of 2001 (the “Patriot Act”) hereby notifies the Borrower that pursuant to the requirements of the Patriot Act, it is required to obtain, verify and record information that identifies the Borrower, which information includes the name and address of the Borrower and other information that will allow such Lender to identify the Borrower in accordance with the Patriot Act.

10.17. Service of Process. Each party hereto irrevocably consents to service of process in the manner provided for notices in Section 14.1. Nothing in this Agreement will affect the right of any party hereto to serve process in any other manner permitted by applicable law.

10.18. Acknowledgement and Consent to Bail-In of Affected Financial Institutions. Notwithstanding anything to the contrary in any Loan Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any Affected Financial Institution arising under any Loan Document may be subject to the Write-Down and Conversion Powers of the applicable Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:

(a) the application of any Write-Down and Conversion Powers by the applicable Resolution Authority to any such liabilities arising hereunder which may be payable to it by any party hereto that is an Affected Financial Institution; and

(b) the effects of any Bail-In Action on any such liability, including, if applicable: (i) a reduction in full or in part or cancellation of any such liability;

(ii) a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such Affected Financial Institution, its parent entity, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Loan Document; or

(iii) the variation of the terms of such liability in connection with the exercise of the Write-Down and Conversion Powers of the applicable Resolution Authority.

10.19. Acknowledgement Regarding Any Supported QFCs. To the extent that the Loan Documents provide support, through a guarantee or otherwise, for Rate Management Transactions or any other agreement or instrument that is a QFC (such support “QFC Credit Support” and each such QFC a “Supported QFC”), the parties acknowledge and agree as follows with respect to the resolution power of the Federal Deposit Insurance Corporation under the Federal Deposit Insurance Act and Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act (together with the regulations promulgated thereunder, the “U.S. Special Resolution Regimes”) in respect of such Supported QFC and QFC Credit Support (with the provisions below applicable notwithstanding that the Loan Documents and any Supported QFC may in fact be stated to be governed by the laws of the State of New York and/or of the United States or any other state of the United States):

In the event a Covered Entity that is party to a Supported QFC (each, a “Covered Party”) becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer of such Supported QFC and the benefit of such QFC Credit Support (and any interest and obligation in or under such Supported QFC and such QFC Credit Support, and any rights in property securing such Supported QFC or such QFC Credit Support) from such Covered Party will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if the Supported QFC and such QFC Credit Support (and any such interest, obligation and rights in property) were governed by the laws of the United States or a state of the United States. In the event a Covered Party or a BHC Act Affiliate of a Covered Party becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under the Loan Documents that might otherwise apply to such Supported QFC or any QFC Credit Support that may be exercised against such Covered Party are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if the Supported QFC and the Loan Documents were governed by the laws of the United States or a state of the United States. Without limitation of the foregoing, it is understood and agreed that rights and remedies of the parties with respect to a Defaulting Lender shall in no event affect the rights of any Covered Party with respect to a Supported QFC or any QFC Credit Support.

ARTICLE XI

THE ADMINISTRATIVE AGENT AND AGREEMENTS AMONG LENDERS

11.1. Administrative Agent. JPMCB is hereby appointed by each of the Lenders and the Issuing Banks as its agent (herein referred to as the “Administrative Agent”) hereunder and under each other Loan Document, and each of the Lenders and the Issuing Banks irrevocably authorizes the Administrative Agent to take such actions on its behalf and to exercise the rights and duties expressly set forth herein and in the other Loan Documents. The Administrative Agent agrees to act as such agent upon the express conditions contained in this Article XI. Notwithstanding the use of the defined term “Administrative Agent,” it is expressly understood and agreed that the Administrative Agent shall not have any fiduciary responsibilities to any Lender by reason of this Agreement or any other Loan Document and that the Administrative Agent is merely acting as the agent of the Lenders with only those duties as are expressly set forth in this Agreement and the other Loan Documents. In its capacity as the Lenders’ agent, the Administrative Agent (i) does not hereby assume any fiduciary duties to any of the Lenders, (ii) is a “representative” of the Lenders within the meaning of the term “secured party” as defined in the New York Uniform Commercial Code and (iii) is acting as an independent contractor, the rights and duties of which are limited to those expressly set forth in this Agreement and the other Loan Documents. Each of the Lenders hereby agrees to assert with respect to the Loan Documents and administration of the Loan, no claim against the Administrative Agent on any agency theory or any other theory of liability for breach of fiduciary duty, all of which claims each Lender hereby waives.

11.2. Powers. The Administrative Agent shall have and may exercise such powers under the Loan Documents as are specifically delegated to the Administrative Agent by the terms of each thereof, together with such powers as are reasonably incidental thereto. Without limiting the foregoing, each Lender and each Issuing Bank hereby authorizes the Administrative Agent to execute and deliver, and to perform its obligations under, each of the Loan Documents to which the Administrative Agent is a party, and to exercise all rights, powers and remedies that the Administrative Agent may have under such Loan Documents. The Administrative Agent shall have no implied duties to the Lenders, or any obligation to the Lenders to take any action thereunder except any action specifically provided by the Loan Documents to be taken by the Administrative Agent. Without limiting the generality of the foregoing, the Administrative Agent shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby that the Administrative Agent is required to exercise in writing as directed by the Required Lenders (or such other number or percentage of the Lenders as shall be necessary under the circumstances as provided in Section 9.2), and the Administrative Agent shall be fully protected in so acting, and unless and until revoked in writing, such direction shall be binding on all Lenders; provided, however, that the Administrative Agent shall not be required to take any action that (i) the Administrative Agent in good faith believes exposes it to liability unless the Administrative Agent receives an indemnification and is exculpated in a manner satisfactory to it from the Lenders and the Issuing Banks with respect to such action or (ii) is contrary to this Agreement or any other Loan Document or applicable law, including any action that may be in violation of the automatic stay under any requirement of law relating to bankruptcy, insolvency or reorganization or relief of debtors or that may effect a forfeiture, modification or termination of property of a Defaulting Lender in violation of any requirement of law relating to bankruptcy, insolvency or reorganization or relief of debtors; provided, further, that the Administrative Agent may seek clarification or direction from the Required Lenders prior to the exercise of any such instructed action and may refrain from acting until such clarification or direction has been provided. Except as expressly set forth herein, the Administrative Agent shall not have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to the Borrower or any of its Subsidiaries that is communicated to or obtained by the bank serving as Administrative Agent or any of its Affiliates in any capacity.

11.3. General Immunity. Neither the Administrative Agent nor any of its directors, officers, agents or employees shall be liable to the Borrower, the Lenders or any Lender for any action lawfully taken or omitted to be taken by it or them hereunder or under any other Loan Document or in connection herewith or therewith except for its or their own gross negligence or willful misconduct (as determined by a court of competent jurisdiction in a final and non- appealable decision). The Administrative Agent shall not be liable for any action taken or not taken by it with the consent or at the request of the Required Lenders (or such other number or percentage of the Lenders as shall be necessary under the circumstances as provided in Section 9.2).

11.4. No Responsibility for Loans, Recitals, Etc. Except where the failure to do so constitutes gross negligence or willful misconduct (as determined by a court of competent jurisdiction in a final and non-appealable decision), neither the Administrative Agent nor any of its directors, officers, agents or employees shall be responsible for or have any duty to ascertain, inquire into, or verify (i) any statement, warranty or representation made in connection with any Loan Document or any borrowing hereunder or the contents of any certificate, report or other document delivered hereunder or in connection herewith; (ii) the performance or observance of any of the covenants or agreements of any obligor under any Loan Document, including, without limitation, any agreement by an obligor to furnish information directly to each Lender; (iii) the satisfaction of any condition specified in Article V, except to confirm receipt of items required to be delivered to the Administrative Agent; (iv) the value, validity, effectiveness, genuineness, enforceability, or sufficiency of any Loan Document or any other instrument or writing furnished in connection therewith (including, for the avoidance of doubt, in connection with the Administrative Agent’s reliance on any Electronic Signature transmitted by telecopy, emailed pdf. or any other electronic means that reproduces an image of an actual executed signature page) or for any failure of any Loan Party to perform its obligations thereunder; or (v) the value, sufficiency, creation, perfection or priority of any interest in any collateral security.

11.5. Action on Instructions of Lenders. The Administrative Agent shall in all cases be fully protected in acting, or in refraining from acting, hereunder and under any other Loan Document in accordance with written instructions signed by the Required Lenders or, where consent of all Lenders is required, all Lenders, and such instructions and any action taken or failure to act pursuant thereto shall be binding on all of the Lenders and on all holders of Notes. The Administrative Agent shall be fully justified in failing or refusing to take any action hereunder and under any other Loan Document unless it shall first be indemnified to its reasonable satisfaction by the Lenders pro rata against any and all liability, cost and expense that it may incur by reason of taking or continuing to take any such action.

11.6. Employment of Sub-Agents. The Administrative Agent may perform any of its duties and exercise its rights and powers hereunder or under any other Loan Document by or through any one or more sub-agents appointed by the Administrative Agent. The Administrative Agent and any such sub-agent may perform any of their respective duties and exercise their respective rights and powers through their respective Related Parties. The exculpatory provisions of this Article shall apply to any such sub-agent and to the Related Parties of the Administrative Agent and any such sub-agent, and shall apply to their respective activities pursuant to this Agreement. The Administrative Agent shall not be responsible for the negligence or misconduct of any sub-agent except to the extent that a court of competent jurisdiction determines in a final and nonappealable judgment that the Administrative Agent acted with gross negligence or willful misconduct in the selection of such sub-agent.

11.7. Reliance on Documents; Counsel. The Administrative Agent (i) may treat the payee of any promissory note as its holder until such promissory note has been assigned in accordance with Section 13.2, (ii) may rely on the Register to the extent set forth in Section 13.2(iv), (iii) may consult with legal counsel (including counsel to the Borrower), independent public accountants and other experts selected by it, and shall not be liable for any action taken or omitted to be taken in good faith by it in accordance with the advice of such counsel, accountants or experts, (iv) makes no warranty or representation to any Lender or Issuing Bank and shall not be responsible to any Lender or Issuing Bank for any statements, warranties or representations made by or on behalf of any Loan Party in connection with this Agreement or any other Loan Document, (v) in determining compliance with any condition hereunder to the making of a Loan, or the issuance of a Facility Letter of Credit, that by its terms must be fulfilled to the satisfaction of a Lender or an Issuing Bank, may presume that such condition is satisfactory to such Lender or Issuing Bank unless the Administrative Agent shall have received notice to the contrary from such Lender or Issuing Bank sufficiently in advance of the making of such Loan or the issuance of such Letter of Credit and (vi) shall be entitled to rely on, and shall incur no liability under or in respect of this Agreement or any other Loan Document by acting upon, any notice, consent, certificate or other instrument or writing (which writing may be a fax, any electronic message, Internet or intranet website posting or other distribution) or any statement made to it orally or by telephone and believed by it to be genuine and signed or sent or otherwise authenticated by the proper party or parties (whether or not such Person in fact meets the requirements set forth in the Loan Documents for being the maker thereof).

11.8. Administrative Agent’s Reimbursement and Indemnification Erroneous Payments.

(a) The Lenders agree to reimburse and indemnify the Administrative Agent ratably in proportion to their respective Commitments (determined at the time such reimbursement or indemnity is sought) for any reasonable amounts not reimbursed by the Borrower or Guarantor for which the Administrative Agent (in its capacity as such) is entitled to reimbursement or indemnification by the Borrower or Guarantor under the Loan Documents including reasonable out-of-pocket expenses in connection with the preparation, execution, and delivery of the Loan Documents, (ii) for any other reasonable out-of-pocket expenses incurred by the Administrative

Agent on behalf of the Lenders, in connection with the administration and enforcement of the Loan Documents and (iii) for any liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind and nature whatsoever which may be imposed on, incurred by or asserted against the Administrative Agent in any way relating to or arising out of the Loan Documents or any other document delivered in connection therewith or the transactions contemplated thereby, or the enforcement of any of the terms thereof or of any such other documents, provided that no Lender shall be liable for (i) any of the foregoing to the extent they arise from the gross negligence or willful misconduct of the Administrative Agent (as determined by a court of competent jurisdiction in a final and non-appealable decision), or (ii) any costs or expenses of the Administrative Agent’s in-house legal staff and personnel. The obligations of the Lenders under this Section 11.8 shall survive payment of the Obligations and termination of this Agreement, and shall not be reduced by the designation of a Designated Lender to fund Competitive Bid Loans on behalf of a Revolving Credit Lender, provided that each Designated Lender shall be jointly and severally liable with the Designating Lender for the Designating Lender’s share (as hereinafter determined) of the amounts due from such Designating Lender. The Designated Lender’s share of amounts due shall be equal to such amount due multiplied by a fraction whose numerator is the amount funded by the Designated Lender (but in no event more than the amount of Designating Lender’s Revolving Credit Commitment) and whose denominator is the amount of the Designating Lender’s Revolving Credit Commitment.

(b) (i) Each Lender hereby agrees that (x) if the Administrative Agent notifies such Lender that the Administrative Agent has determined in its sole discretion that any funds received by such Lender from the Administrative Agent or any of its Affiliates (whether as a payment, prepayment or repayment of principal, interest, fees or otherwise; individually and collectively, a “Payment”) were erroneously transmitted to such Lender (whether or not known to such Lender), and demands the return of such Payment (or a portion thereof), such Lender shall promptly, but in no event later than one Business Day thereafter, return to the Administrative Agent the amount of any such Payment (or portion thereof) as to which such a demand was made in same day funds, together with interest thereon in respect of each day from and including the date such Payment (or portion thereof) was received by such Lender to the date such amount is repaid to the Administrative Agent at the greater of the NYFRB Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation from time to time in effect, and (y) to the extent permitted by applicable law, such Lender shall not assert, and hereby waives, as to the Administrative Agent, any claim, counterclaim, defense or right of set-off or recoupment with respect to any demand, claim or counterclaim by the Administrative Agent for the return of any Payments received, including without limitation any defense based on “discharge for value” or any similar doctrine. A notice of the Administrative Agent to any Lender under this Section 11.8(b) shall be conclusive, absent manifest error.

(ii) Each Lender hereby further agrees that if it receives a Payment from the Administrative Agent or any of its Affiliates (x) that is in a different amount than, or on a different date from, that specified in a notice of payment sent by the Administrative Agent (or any of its Affiliates) with respect to such Payment (a “Payment Notice”) or (y) that was not preceded or accompanied by a Payment Notice, it shall be on notice, in each such case, that an error has been made with respect to such Payment. Each Lender agrees that, in each such case, or if it otherwise becomes aware a Payment (or portion thereof) may have been sent in error, such Lender shall promptly notify the Administrative Agent of such occurrence and, upon demand from the Administrative Agent, it shall promptly, but in no event later than one Business Day thereafter, return to the Administrative Agent the amount of any such Payment (or portion thereof) as to which such a demand was made in same day funds, together with interest thereon in respect of each day from and including the date such Payment (or portion thereof) was received by such Lender to the date such amount is repaid to the Administrative Agent at the greater of the NYFRB Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation from time to time in effect.

(iii) The Borrower and each other Loan Party hereby agrees that (x) in the event an erroneous Payment (or portion thereof) are not recovered from any Lender that has received such Payment (or portion thereof) for any reason, the Administrative Agent shall be subrogated to all the rights of such Lender with respect to such amount and (y) an erroneous Payment shall not pay, prepay, repay, discharge or otherwise satisfy any Obligations owed by the Borrower or any other Loan Party, except, in each case, to the extent that such erroneous Payment (or any portion thereof) is comprised of the Borrower’s or any Loan Party’s funds (including as a result of an Advance or exercise of set off rights) but solely with respect to the amount of such erroneous Payment that is comprised of the Borrower’s or such Loan Party’s funds.

(iv) Each party’s obligations under this Section 11.8(b) shall survive the resignation or replacement of the Administrative Agent or any transfer of rights or obligations by, or the replacement of, a Lender, the termination of the Commitments or the repayment, satisfaction or discharge of all Obligations under any Loan Document.

11.9. Rights as a Lender. In the event the Administrative Agent is a Lender, the Administrative Agent shall have the same rights and powers and the same duties and obligations hereunder and under any other Loan Document as any Lender and may exercise the same as though it were not the Administrative Agent, and the term “Lender” or “Lenders” shall, at any time when the Administrative Agent is a Lender, unless the context otherwise indicates, include the Administrative Agent in its individual capacity. The Administrative Agent may accept deposits from, lend money to, and generally engage in any kind of trust, debt, equity or other transaction, in addition to those contemplated by this Agreement or any other Loan Document, with the Borrower or any of its Subsidiaries in which the Borrower or such Subsidiary is not restricted hereby from engaging with any other Person.

11.10. Lender Credit Decision. Each Lender acknowledges and agrees that the extensions of credit made hereunder are commercial loans and letters of credit and not investments in a business enterprise or securities. Each Lender acknowledges that (a) it is sophisticated with respect to decisions to make, acquire and/or hold commercial loans and to provide other facilities set forth herein, as may be applicable to such Lender or such Issuing Bank, and either it, or the Person exercising discretion in making its decision to make, acquire and/or hold such commercial loans or to provide such other facilities and (b) it has, independently and without reliance upon any Arranger, the Administrative Agent, any Other Agent or any other Lender or their respective Related Parties and based on the financial statements prepared by the Borrower and such other documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement and the other Loan Documents. Each Lender also acknowledges that it will, independently and without reliance upon any Arranger, the Administrative Agent or any other Lender or their respective Related Parties and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under this Agreement and the other Loan Documents. Except for any notice, report, document or other information expressly required to be furnished to the Lenders by the Administrative Agent or Arrangers hereunder, neither the Administrative Agent nor the Arrangers shall have any duty or responsibility (either initially or on a continuing basis) to provide any Lender with any notice, report, document, credit information or other information concerning the affairs, financial condition or business of the Borrower or any of its Affiliates that may come into the possession of the Administrative Agent or Arrangers (whether or not in their respective capacity as Administrative Agent or Arrangers) or any of their Affiliates. Each Lender, by delivering its signature page to this Agreement on the Effective Date, or delivering its signature page to an Assignment and Assumption or any other Loan Document pursuant to which it shall become a Lender hereunder, shall be deemed to have acknowledged receipt of, and consented to and approved, each Loan Document and each other document required to be delivered to, or be approved by or satisfactory to, the Administrative Agent or the Lenders on the Effective Date

11.11. Successor Administrative Agent. The Administrative Agent may resign at any time by giving written notice thereof to the Lenders and the Borrower, and the Administrative Agent shall be deemed to have automatically resigned if it is no longer a Lender, such resignation in either case to be effective upon the appointment of a successor Administrative Agent or, if no successor Administrative Agent has been appointed, forty-five (45) days after the retiring Administrative Agent gives notice of its intention to resign or ceases to be a Lender, as the case may be. The Administrative Agent may be removed at any time for its gross negligence or willful misconduct (as determined by a court of competent jurisdiction in a final and non- appealable decision) by written notice received by the Administrative Agent from the Required Lenders, such removal to be effective on the date specified by the Required Lenders. Upon any such resignation or removal, the Required Lenders shall have the right, with the prior written consent of the Borrower (not to be unreasonably withheld, conditioned or delayed) so long as no Default has occurred and is continuing, to appoint, on behalf of the Borrower and the Lenders, a successor Administrative Agent. If no successor Administrative Agent shall have been so appointed by the Required Lenders within thirty (30) days after a resigning Administrative Agent’s giving notice of its intention to resign, then the resigning Administrative Agent may appoint, on behalf of the Borrower and the Lenders, a successor Administrative Agent with the prior written consent of the Borrower (not to be unreasonably withheld, conditioned or delayed) so long as no Default has occurred and is continuing. If the Administrative Agent has resigned or been removed and no successor Administrative Agent has been appointed within thirty (30) days, the Lenders shall perform all the duties of the Administrative Agent hereunder and the Borrower shall make all payments in respect of the Obligations to the applicable Lenders and for all other purposes shall deal directly with the Lenders. No successor Administrative Agent shall be deemed to be appointed hereunder until such successor Administrative Agent has accepted the appointment. Any such successor Administrative Agent shall be a commercial bank (or a subsidiary thereof) having capital and retained earnings of at least $500,000,000, except that if the successor Administrative Agent is a subsidiary of a bank, such capital and retained earnings requirement shall apply only to the parent bank. Upon the acceptance of any appointment as Administrative Agent hereunder by a successor Administrative Agent, such successor Administrative Agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the resigning or removed Administrative Agent. Upon the effectiveness of the resignation or removal of the Administrative Agent, the resigning or removed Administrative Agent and the successor Administrative Agent shall pro rate any agency fees, and the resigning or removed Administrative Agent shall be discharged from its duties and obligations thereafter arising hereunder and under the Loan Documents. After the effectiveness of the resignation or removal of an Administrative Agent, the provisions of this Article XI shall continue in effect for the benefit of such Administrative Agent in respect of any actions taken or omitted to be taken by it while it was acting as the Administrative Agent hereunder and under the other Loan Documents.

11.12. Notice of Defaults. The Administrative Agent shall not be deemed to have knowledge of (i) any notice of any of the events or circumstances set forth or described in Section 7.3 unless and until written notice thereof stating that it is a “notice under Section 7.3” in respect of this Agreement and identifying the specific clause under said Section is given to the Administrative Agent by the Borrower, or (ii) any Default or Unmatured Default unless and until written notice thereof is given to the Administrative Agent by the Borrower or a Lender. If a Lender becomes aware of a Default or Unmatured Default, such Lender shall notify the Administrative Agent of such fact provided that the failure to give such notice shall not create liability on the part of a Lender. Upon receipt of such notice that a Default or Unmatured Default has occurred, the Administrative Agent shall promptly notify each of the Lenders of such fact.

11.13. Copies of Documents. Within fifteen (15) Business Days after a request by a Lender to the Administrative Agent for documents furnished to the Administrative Agent by the Borrower, the Administrative Agent shall provide copies of such documents to such Lender.

11.14. No Other Duties, Etc. Anything herein to the contrary notwithstanding, none of the bookrunners, Arrangers or other agents listed on the cover page hereof shall have any powers, duties or responsibilities under this Agreement or any of the other Loan Documents, except in its capacity, as applicable, as the Administrative Agent, a Lender or an Issuing Bank hereunder.

11.15. Certain ERISA Matters.

(a) Each Lender (x) represents and warrants, as of the date such Person became a Lender party hereto, to, and (y) covenants, from the date such Person became a Lender party hereto to the date such Person ceases being a Lender party hereto, for the benefit of, the Administrative Agent, and each Arranger and their respective Affiliates, and not, for the avoidance of doubt, to or for the benefit of the Borrower or any other Loan Party, that at least one of the following is and will be true:

(i) such Lender is not using “plan assets” (within the meaning of the Plan Asset Regulations) of one or more Benefit Plans in connection with the Loans, the Facility Letters of Credit or the Commitments,

(ii) the transaction exemption set forth in one or more PTEs, such as PTE 84- 14 (a class exemption for certain transactions determined by independent qualified professional asset managers), PTE 95-60 (a class exemption for certain transactions involving insurance company general accounts), PTE 90-1 (a class exemption for certain transactions involving insurance company pooled separate accounts), PTE 91-38 (a class exemption for certain transactions involving bank collective investment funds) or PTE 96-23 (a class exemption for certain transactions determined by in-house asset managers), is applicable with respect to such Lender’s entrance into, participation in, administration of and performance of the Loans, the Facility Letters of Credit, the Commitments and this Agreement,

(iii) (A) such Lender is an investment fund managed by a “Qualified Professional Asset Manager” (within the meaning of Part VI of PTE 84-14), (B) such Qualified Professional Asset Manager made the investment decision on behalf of such Lender to enter into, participate in, administer and perform the Loans, the Facility Letters of Credit, the Commitments and this Agreement, (C) the entrance into, participation in, administration of and performance of the Loans, the Facility Letters of Credit, the Commitments and this Agreement satisfies the requirements of sub-sections (b) through (g) of Part I of PTE 84-14 and (D) to the best knowledge of such Lender, the requirements of subsection (a) of Part I of PTE 84-14 are satisfied with respect to such Lender’s entrance into, participation in, administration of and performance of the Loans, the Facility Letters of Credit, the Commitments and this Agreement, or

(iv) such other representation, warranty and covenant as may be agreed in writing between the Administrative Agent, in its sole discretion, and such Lender.

(b) In addition, unless sub-clause (i) in the immediately preceding clause (a) is true with respect to a Lender or such Lender has provided another representation, warranty and covenant as provided in sub-clause (iv) in the immediately preceding clause (a), such Lender further (x) represents and warrants, as of the date such Person became a Lender party hereto, to, and (y) covenants, from the date such Person became a Lender party hereto to the date such Person ceases being a Lender party hereto, for the benefit of, the Administrative Agent, and each Arranger and their respective Affiliates, and not, for the avoidance of doubt, to or for the benefit of the Borrower or any other Loan Party, that none of the Administrative Agent, or any Arranger or any of their respective Affiliates is a fiduciary with respect to the assets of such Lender (including in connection with the reservation or exercise of any rights by the Administrative Agent under this Agreement, any Loan Document or any documents related to hereto or thereto).

(c) The Administrative Agent, and each Arranger hereby informs the Lenders that each such Person is not undertaking to provide investment advice or to give advice in a fiduciary capacity, in connection with the transactions contemplated hereby, and that such Person has a financial interest in the transactions contemplated hereby in that such Person or an Affiliate thereof (i) may receive interest or other payments with respect to the Loans, the Facility Letters of Credit, the Commitments, this Agreement and any other Loan Documents (ii) may recognize a gain if it extended the Loans, the Facility Letters of Credit or the Commitments for an amount less than the amount being paid for an interest in the Loans, the Facility Letters of Credit or the Commitments by such Lender or (iii) may receive fees or other payments in connection with the transactions contemplated hereby, the Loan Documents or otherwise, including structuring fees, commitment fees, arrangement fees, facility fees, upfront fees, underwriting fees, ticking fees, agency fees, administrative agent or collateral agent fees, utilization fees, minimum usage fees, letter of credit fees, fronting fees, deal-away or alternate transaction fees, amendment fees, processing fees, term out premiums, banker’s acceptance fees, breakage or other early termination fees or fees similar to the foregoing.

11.16. No Third Party Beneficiaries. The provisions of this Article are solely for the benefit of the Administrative Agent, the Lenders and the Issuing Banks, and, except with respect to Section 11.11 and solely to the extent of the Borrower’s other rights to consent pursuant to and subject to the conditions set forth in this Article, none of the Borrower or any Subsidiary, or any of their respective Affiliates, shall have any rights as a third party beneficiary under any such provisions.

11.17. Survival. The provisions of this Article XI shall survive the repayment of the Loans, the expiration or termination of the Commitments and the termination of this Agreement.

ARTICLE XII

SETOFF; RATABLE PAYMENTS

12.1. Setoff. In addition to, and without limitation of, any rights of the Lenders under applicable law, if any Default has occurred and is continuing, any and all deposits (including all account balances, whether provisional or final and whether or not collected or available) and any other Indebtedness at any time held or owing by any Lender (including any Issuing Bank) or any of its Affiliates to or for the credit or account of the Borrower may be offset and applied toward the payment of the Obligations owing to such Lender, whether or not the Obligations, or any part hereof, shall then be due, irrespective of whether or not such Lender shall have made any demand under this Agreement.

12.2. Ratable Payments. If any Lender, whether by setoff or otherwise, has payment made to it upon its Loans (other than payments received pursuant to Sections 4.1, 4.2 or 4.4) in a greater proportion than that received by any other Lender under the same Facility, such Lender agrees, promptly upon demand, to purchase a portion of the Loans held by the other Lenders under such Facility so that after such purchase each Lender will hold its ratable proportion of Loans under such Facility. If any Lender, whether in connection with setoff or amounts which might be subject to setoff or otherwise, receives collateral or other protection for its Obligations or such amounts which may be subject to setoff, such Lender agrees, promptly upon demand, to take such action necessary such that all Lenders share in the benefits of such collateral ratably in proportion to their Loans. In case any such payment is disturbed by legal process, or otherwise, appropriate further adjustments shall be made.

ARTICLE XIII

BENEFIT OF AGREEMENT; ASSIGNMENTS; PARTICIPATIONS

13.1. Benefit of Agreement. The terms and provisions of the Loan Documents shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby (including any Affiliate of an Issuing Bank that issues any Letter of Credit), except that (i) the Borrower may not assign or otherwise transfer any of its rights or obligations under the Loan Documents without the prior written consent of each Lender (and any attempted assignment or transfer by the Borrower without such consent shall be null and void) and (ii) no Lender may assign or otherwise transfer its rights or obligations hereunder except in accordance with this Section. Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby (including any Affiliate of an Issuing Bank that issues any Letter of Credit), Participants (to the extent provided in Section 13.3) and, to the extent expressly contemplated hereby, the Related Parties of each of the Administrative Agent, the Issuing Banks and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement.

Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank or other central reserve bank having jurisdiction over such Lender, and this Section and Section 13.2 shall not apply to any such pledge or assignment of a security interest; provided that no such pledge or assignment of a security interest shall release a Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

13.2. Assignments. (i) Subject to the conditions set forth in paragraph (ii) below, any Lender may assign to one or more Persons (other than an Ineligible Institution (as defined below)) all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitment, participations in Facility Letters of Credit and the Loans at the time owing to it) with the prior written consent (such consent not to be unreasonably withheld or delayed) of:

(A) the Borrower; provided that, the Borrower shall be deemed to have consented to an assignment of all or a portion of the Loans and Commitments unless it shall have objected thereto by written notice to the Administrative Agent within ten (10) Business Days after having received notice thereof provided that no consent of the Borrower shall be required for an assignment (x) with respect to the Revolving Facility, to a Lender, an Affiliate of a Lender or an Approved Fund with respect to the Revolving Facility, (y) with respect to a New Term Loan Facility to a Lender, an Affiliate of a Lender or an Approved Fund with respect to any Facility, or (z) if a Default has occurred and is continuing, any other assignee;

(B) the Administrative Agent; provided that no consent of the Administrative Agent shall be required for an assignment of (x) any Revolving Credit Commitment to an assignee that is a Lender (other than a Defaulting Lender) with a Revolving Credit Commitment immediately prior to giving effect to such assignment and (y) all or any portion of a New Term Loan to a Lender, an Affiliate of a Lender or an Approved Fund; and

(C) each Issuing Bank; provided that no consent of the Issuing Banks shall be required unless such assignment is an assignment of Revolving Credit Commitments, to a Person that is not a Lender (other than a Defaulting Lender) with a Revolving Credit Commitment immediately prior to giving effect to such assignment.

(ii) Assignments shall be subject to the following additional conditions:

(A) except in the case of an assignment to a Lender or an Affiliate of a Lender or an assignment of the entire remaining amount of the assigning Lender’s Commitment or Loans of any Class, the amount of the Commitment or Loans of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Assumption with respect to such assignment is delivered to the Administrative Agent) shall not be less than $5,000,000 unless each of the Borrower and the Administrative Agent otherwise consent; provided that no such consent of the Borrower shall be required if a Default has occurred and is continuing;

(B) each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender’s rights and obligations under this Agreement; provided that this clause shall not be construed to prohibit the assignment of a proportionate part of all the assigning Lender’s rights and obligations in respect of one Class of Commitments or Loans;

(C) the parties to each assignment shall execute and deliver to the Administrative Agent (x) an Assignment and Assumption or (y) to the extent applicable, an agreement incorporating an Assignment and Assumption by reference pursuant to an Electronic System as to which the Administrative Agent and the parties to the Assignment and Assumption are participants, together with a processing and recordation fee of $3,500; and

(D) the assignee, if it shall not be a Lender, shall deliver to the Administrative Agent an Administrative Questionnaire in which the assignee designates one or more credit contacts to whom all syndicate-level information (which may contain material non-public information about the Borrower, the Loan Parties and their related parties or their respective securities) will be made available and who may receive such information in accordance with the assignee’s compliance procedures and applicable laws, including Federal and state securities laws.

For the purposes of this Section 13.2, the term “Approved Fund” and “Ineligible Institution” have the following meanings:

“Approved Fund” means any Person (other than a natural person) that is engaged in making, purchasing, holding or investing in bank loans and similar extensions of credit in the ordinary course of its business and that is administered or managed by (a) a Lender, (b) an Affiliate of a Lender or (c) an entity or an Affiliate of an entity that administers or manages a Lender.

“Ineligible Institution” means (a) a natural person, (b) a Defaulting Lender or its Lender Parent, (c) a holding company, investment vehicle or trust for, or owned and operated for the primary benefit of, a natural person or relative(s) thereof or (d) the Borrower or any of its Affiliates; provided that, with respect to clause (c), such holding company, investment vehicle or trust shall not constitute an Ineligible Institution if it (x) has not been established for the primary purpose of acquiring any Loans or Commitments, (y) is managed by a professional advisor, who is not such natural person or a relative thereof, having significant experience in the business of making or purchasing commercial loans, and (z) has assets greater than $25,000,000 and a significant part of its activities consist of making or purchasing commercial loans and similar extensions of credit in the ordinary course of its business.

(iii) Subject to acceptance and recording thereof pursuant to paragraph (iv) of this Section, from and after the effective date specified in each Assignment and Assumption the assignee thereunder shall be a party hereto and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto but shall continue to be entitled to the benefits of Sections 4.1, 4.2, 4.4, 4.5 and 10.6 for periods occurring prior to the effectiveness of such Assignment and Assumption. Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this Section shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with Section 13.3.

(iv) The Administrative Agent, acting for this purpose as a non-fiduciary agent of the Borrower, shall maintain at one of its offices a copy of each Assignment and Assumption delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitment of, and principal amount (and stated interest) of the Loans and Reimbursement Obligations owing to, each Lender pursuant to the terms hereof from time to time (the “Register”). The entries in the Register shall be conclusive absent manifest error, and the Borrower, the Administrative Agent, the Issuing Banks and the Lenders shall treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by the Borrower, any Issuing Bank and any Lender, at any reasonable time and from time to time upon reasonable prior notice.

(v) Upon its receipt of (x) a duly completed Assignment and Assumption executed by an assigning Lender and an assignee or (y) to the extent applicable, an agreement incorporating an Assignment and Assumption by reference pursuant to an Electronic System as to which the Administrative Agent and the parties to the Assignment and Assumption are participants, the assignee’s completed Administrative

Questionnaire (unless the assignee shall already be a Lender hereunder), the processing and recordation fee referred to in paragraph (ii)(c) of this Section and any written consent to such assignment required by paragraph (i) of this Section, the Administrative Agent shall accept such Assignment and Assumption and record the information contained therein in the Register; provided that if either the assigning Lender or the assignee shall have failed to make any payment required to be made by it pursuant to Section 2.10, 2.21, 3.5, 3.11 or 11.8, the Administrative Agent shall have no obligation to accept such Assignment and Assumption and record the information therein in the Register unless and until such payment shall have been made in full, together with all accrued interest thereon. No assignment shall be effective for purposes of this Agreement unless it has been recorded in the Register as provided in this paragraph.

13.3. Participations. Any Lender may, without the consent of, or notice to, the Borrower, the Administrative Agent or the Issuing Banks sell participations to one or more banks or other entities (a “Participant”), other than an Ineligible Institution, in all or a portion of such Lender’s rights and/or obligations under this Agreement (including all or a portion of its Commitment and/or the Loans owing to it); provided that (A) such Lender’s obligations under the Loan Documents shall remain unchanged; (B) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations; and (C) the Borrower, the Administrative Agent, the Issuing Banks and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement. Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement; provided that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, modification or waiver described in the first proviso to Section 9.2 that affects such Participant and which forgives principal, interest or fees, reduces the interest rate or fees payable or postpones any maturity date or any date fixed for any regularly scheduled payment of principal, interest or fees or releases the General Partner as a Guarantor. The Borrower agrees that each Participant shall be entitled to the benefits of Sections 4.1, 4.2, 4.4 and 4.5 (subject to the requirements and limitations therein, including the requirements under Sections 4.5(f) and (g) (it being understood that the documentation required under Section 4.5(f) shall be delivered to the participating Lender and the information and documentation required under Section 4.5(g) will be delivered to the Borrower and the Administrative Agent)) to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to Section 13.2; provided that such Participant (A) agrees to be subject to the provisions of Sections 4.6 and 4.7 as if it were an assignee under Section 13.2; and (B) shall not be entitled to receive any greater payment under Sections 4.1, 4.2 or 4.5, with respect to any participation, than its participating Lender would have been entitled to receive, except to the extent such entitlement to receive a greater payment results from a Change in Law that occurs after the Participant acquired the applicable participation. Each Lender that sells a participation agrees, at the Borrower’s request and expense, to use reasonable efforts to cooperate with the Borrower to effectuate the provisions of Section 4.7 with respect to any Participant. To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 12.1 as though it were a Lender; provided that such Participant agrees to be subject to Section 12.2 as though it were a Lender. Each Lender that sells a participation shall, acting solely for this purpose as a non-fiduciary agent of the Borrower, maintain a register on which it enters the name and address of each Participant and the principal amounts (and stated interest) of each Participant’s interest in the Loans or other obligations under the Loan Documents (the “Participant Register”); provided that no Lender shall have any obligation to disclose all or any portion of the Participant Register (including the identity of any Participant or any information relating to a Participant’s interest in any Commitments, Loans, Facility Letters of Credit or its other obligations under any Loan Document) to any Person except to the extent that such disclosure is necessary to establish that such Commitment, Loan, Facility Letter of Credit or other obligation is in registered form under Section 5f.103-1(c) of the United States Treasury Regulations. The entries in the Participant Register shall be conclusive absent manifest error, and such Lender shall treat each Person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Agreement notwithstanding any notice to the contrary. For the avoidance of doubt, the Administrative Agent (in its capacity as Administrative Agent) shall have no responsibility for maintaining a Participant Register.

13.4. Designation of Lender to Make Competitive Bid Loans. Any Revolving Credit Lender (each a “Designating Lender”) may at any time designate one or more Designated Lenders to fund Competitive Bid Loans which the Designating Lender is required to fund subject to the terms of this Section 13.4 and the provisions in Section 13.2 shall not apply to such designation. No Revolving Credit Lender shall be entitled to make more than two such designations. The parties to each such designation shall execute and deliver to the Administrative Agent, for its acceptance, a Designation Agreement in the form of Exhibit I. Upon its receipt of an appropriately completed Designation Agreement executed by a Designating Lender and a Designee representing that it is a Designated Lender, the Administrative Agent will accept such Designation Agreement and give prompt notice thereof to the Borrower, whereupon, from and after the effective date specified in the Designation Agreement, the Designated Lender shall become a party to this Agreement with a right to make Competitive Bid Loans on behalf of its Designating Lender pursuant to Section 2.15 after the Borrower has accepted a Competitive Bid (or a portion thereof) of the Designating Lender. Each Designating Lender shall serve as the agent for the Designated Lender and shall on behalf of the Designated Lender give and receive all communications and notices and take all actions hereunder, including without limitation votes, approvals, waivers, consents and amendments under or relating to this Agreement or the other Loan Documents. Any such notice, communications, vote, approval, waiver, consent or amendment shall be signed by the Designating Lender as agent for the Designated Lender and shall not be signed by the Designated Lender. The Borrower, the Administrative Agent and the Lenders may rely thereon without any requirement that the Designated Lender sign or acknowledge the same, and without any specific designation that the Designating Lender is signing in an agency capacity. The parties hereto agree not to institute or join any other person in instituting against any Designated Lender any bankruptcy, reorganization, arrangement, insolvency or liquidation proceeding, or other proceeding under any federal or state bankruptcy or similar law, for one year and a day after the Termination Date. This Section 13.4 shall survive the termination of this Agreement.

13.5. Dissemination of Information. The General Partner and the Borrower authorize each Lender to disclose any and all information in such Lender’s possession concerning the creditworthiness of the General Partner, the Borrower and their Subsidiaries to any Participant or Assignee or any other Person acquiring an interest in the Loan Documents by operation of law (each a “Transferee”) and any prospective Transferee and any swap counterparty as prospective swap counterparty with whom a Lender has entered or is considering entering into a transaction to hedge such Lender’s credit risk in connection with this Facility.

13.6. Tax Treatment. If any interest in any Loan Document is transferred to any Transferee which is organized under the laws of any jurisdiction other than the United States or any State thereof, such Transferee shall, concurrently with the effectiveness of such transfer, comply with the provisions of Section 2.22.

13.7. Confidentiality. Each of the Administrative Agent, the Issuing Banks and the Lenders agrees to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (a) to the affiliates of the Administrative Agent, the Issuing Banks and the Lenders and the respective directors, officers, employees, agents and attorneys of such Persons, including accountants, legal counsel and other advisors (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (b) to the extent required or requested by any regulatory authority purporting to have jurisdiction over such Persons described in clause (a) above, (c) to the extent required by Applicable Laws or by any subpoena or similar legal process, (d) to any other party to this Agreement, (e) in connection with the exercise of any remedies hereunder or any suit, action or proceeding relating to this Agreement or the enforcement of rights hereunder, (f) subject to an agreement containing provisions substantially the same as those of this Section, to (i) any assignee of or Participant in, or any prospective assignee of or Participant in, any of its rights or obligations under this Agreement or (ii) any actual or prospective counterparty (or its advisors) to any swap or derivative transaction relating to the Borrower, the General Partner or any Subsidiary and its obligations, (g) with the consent of the Borrower, (h) to the extent such Information (i) becomes publicly available other than as a result of a breach of this Section or (ii) becomes available to the Administrative Agent, any Issuing Bank or any Lender on a non-confidential basis from a source other than the Borrower, (i) to any rating agency when required by it in connection with rating the Borrower or the credit facility provided for herein, provided that prior to any disclosure, such rating agency shall undertake in writing to preserve the confidentiality of any confidential information relating to the Borrower received by it from the Administrative Agent or any Lender or (j) disclosure on a confidential basis to the CUSIP Service Bureau or any similar agency in connection with the issuance and monitoring of CUSIP numbers with respect to the Loans. For the purposes of this Section, “Information” means all information received from the Borrower, the General Partner or any Subsidiary relating to the Borrower, the General Partner or any Subsidiary or their businesses, other than any such information that is available to the Administrative Agent, any Issuing Bank or any Lender on a non-confidential basis prior to disclosure by the Borrower. In addition, the Administrative Agent and the Lenders may disclose the existence of this Agreement and information about this Agreement to market data collectors, similar service providers to the lending industry and service providers to the agents and the Lenders in connection with the administration of this Agreement, the other Loan Documents, and the Commitments.

ARTICLE XIV

NOTICES

14.1. Notices; Effectiveness; Electronic Communication.

(a) Notices Generally. Except in the case of notices and other communications expressly permitted to be given by telephone (and except as provided in paragraph (b) below), all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by telecopier as follows:

(i) if to the Borrower, or any other party to a Loan Document at its address or telecopier number set forth on the signature page hereof;

(ii) if to the Administrative Agent~~, at its address or telecopier number set forth on the signature page hereof~~<:>

<JPMorgan Chase Bank, N.A.>

<500 Stanton Christiana Rd.>

<NCC5 / 1st Floor>

<Newark, DE 19713>

<Attention: Loan & Agency Services Group>

<Tel: +1-312-235-3265>

<Email: ><barbie.porter@chase.com>

<Agency Withholding Tax Inquiries:>

<Email: ><agency.tax.reporting@jpmorgan.com >

<Agency Compliance/Financials/Intralinks:>

<Email: ><covenant.compliance@jpmchase.com>;

(iii) if to an< Issuing Bank, >

<if to JPMCB:>

<JPMorgan Chase Bank, N.A.>

<10420 Highland Manor Dr. 4th Floor>

<Tampa, FL 33610>

<Attention: Standby LC Unit>

<Tel: 800-364-1969>

<Fax: 856-294-5267>

<Email: ><GTS.Client.Services@jpmchase.com>< >

<With a copy to:>

<JPMorgan Chase Bank, N.A.>

<500 Stanton Christiana Rd.>

<NCC5 / 1st Floor>

<Newark, DE 19713>

<Attention: Loan & Agency Services Group>

<Tel: +1-312-235-3265>

<Email: ><barbie.porter@chase.com>

<if to another> Issuing Bank, at its address or telecopier number set forth on the signature page hereof;

(iv) if to a Lender, to it at its address (or telecopier number) set forth in its Administrative Questionnaire.

Notices sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices sent by telecopier shall be deemed to have been given when sent (except that, if not given during normal business hours for the recipient, shall be deemed to have been given at the opening of business on the next Business Day for the recipient). Notices delivered through electronic communications to the extent provided in paragraph (b) below, shall be effective as provided in said paragraph (b).

(b) Electronic Communications. Notices and other communications to the Administrative Agent, the Lenders and the Issuing Bank hereunder may be delivered or furnished by electronic communication (including the Electronic Systems, e-mail and internet or intranet websites) pursuant to procedures approved by the Administrative Agent or as otherwise determined by the Administrative Agent, provided that the foregoing shall not apply to notices to any Lender or the Issuing Bank pursuant to Article II if such Lender or the Issuing Bank, as applicable, has notified the Administrative Agent that it is incapable of receiving notices under such Article by electronic communication. Notices and other communications to the Borrower hereunder may be delivered or furnished by electronic communication (including the Electronic Systems, e-mail and internet or intranet websites) pursuant to procedures approved by the Administrative Agent and the Borrower. The Administrative Agent or the Borrower may, in its respective discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it or as it otherwise determines, provided that such determination or approval may be limited to particular notices or communications.

Unless the Administrative Agent otherwise prescribes, (i) notices and other communications sent to an e-mail address shall be deemed received upon the sender’s receipt of an acknowledgement from the intended recipient (such as by the “return receipt requested” function, as available, return e-mail or other written acknowledgement), provided that if such notice or other communication is not given during the normal business hours of the recipient, such notice or communication shall be deemed to have been given at the opening of business on the next Business Day for the recipient, and (ii) notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient at its e-mail address as described in the foregoing clause (i) of notification that such notice or communication is available and identifying the website address therefor.

The Borrower agrees that the Administrative Agent may, but shall not be obligated to, make Communications (as defined below) available to the Issuing Banks and the other Lenders by posting the Communications on Debt Domain, Intralinks, Syndtrak, ClearPar or a substantially similar Electronic System. Any Electronic System used by the Administrative Agent and the Communications are provided “as is” and “as available.” The Agent Parties (as defined below) do not warrant the adequacy or completeness of the Communications or the adequacy of such Electronic Systems and expressly disclaim liability for errors or omissions in the Communications or the Electronic Systems. No warranty of any kind, express, implied or statutory, including any warranty of merchantability, fitness for a particular purpose, non- infringement of third-party rights or freedom from viruses or other code defects, is made by any Agent Party in connection with the Communications or any Electronic System. In no event shall the Administrative Agent or any of its Related Parties (collectively, the “Agent Parties”) have any liability to the Borrower, any Lender, the Issuing Bank or any other Person or entity for damages of any kind, including direct or indirect, special, incidental or consequential damages, losses or expenses (whether in tort, contract or otherwise) arising out of the Borrower’s or the Administrative Agent’s transmission of communications through an Electronic System. “Communications” means, collectively, any notice, demand, communication, information, document or other material provided by or on behalf of the Borrower pursuant to any Loan Document or the transactions contemplated therein which is distributed by the Administrative Agent, any Lender or any Issuing Bank by means of electronic communications pursuant to this Section, including through an Electronic System.

Although the Electronic System and its primary web portal are secured with generally- applicable security procedures and policies implemented or modified by the Administrative Agent from time to time (including, as of the Effective Date, a user ID/password authorization system) and the Electronic System is secured through a per-deal authorization method whereby each user may access the Electronic System only on a deal-by-deal basis, each of the Lenders, each of the Issuing Banks and the Borrower acknowledges and agrees that the distribution of material through an electronic medium is not necessarily secure, that the Administrative Agent is not responsible for approving or vetting the representatives or contacts of any Lender that are added to the Electronic System, and that there may be confidentiality and other risks associated with such distribution. Each of the Lenders, each of the Issuing Banks and the Borrower hereby approves distribution of the Communications through the Electronic System and understands and assumes the risks of such distribution.

Each Lender and each Issuing Bank agrees that notice to it (as provided in the next sentence) specifying that Communications have been posted to the Electronic System shall constitute effective delivery of the Communications to such Lender for purposes of the Loan Documents. Each Lender and Issuing Bank agrees (i) to notify the Administrative Agent in writing (which could be in the form of electronic communication) from time to time of such Lender’s or Issuing Bank’s (as applicable) email address to which the foregoing notice may be sent by electronic transmission and (ii) that the foregoing notice may be sent to such email address.

Each of the Lenders, each of the Issuing Banks and the Borrower agrees that the Administrative Agent may, but (except as may be required by applicable law) shall not be obligated to, store the Communications on the Electronic System in accordance with the Administrative Agent’s generally applicable document retention procedures and policies.

Nothing herein shall prejudice the right of the Administrative Agent, any Lender or any Issuing Bank to give any notice or other communication pursuant to any Loan Document in any other manner specified in such Loan Document.

14.2. Change of Address, Etc. Any party hereto may change its address or telecopier number for notices and other communications hereunder by notice to the other parties hereto.

ARTICLE XV

COUNTERPARTS

15.1. Counterparts; Integration; Effectiveness. This Agreement may be executed in counterparts (and by different parties hereto on different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Agreement, the other Loan Documents and any separate letter agreements with respect to (i) fees payable to the Administrative Agent and (ii) the reductions of the Facility Letter of Credit Commitment of any Issuing Bank constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. Except as provided in Section 5.1, this Agreement shall become effective when it shall have been executed by the Administrative Agent and when the Administrative Agent shall have received counterparts hereof which, when taken together, bear the signatures of each of the other parties hereto, and thereafter shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

15.2. Electronic Execution of Assignments. Delivery of an executed counterpart of a signature page of (x) this Agreement, (y) any other Loan Document and/or (z) any document, amendment, approval, consent, information, notice (including, for the avoidance of doubt, any notice delivered pursuant to Section 14.1 and any Assignment and Assumption), certificate, request, statement, disclosure or authorization related to this Agreement, any other Loan Document and/or the transactions contemplated hereby and/or thereby (each an “Ancillary Document”) that is an Electronic Signature transmitted by telecopy, emailed pdf. or any other electronic means that reproduces an image of an actual executed signature page shall be effective as delivery of a manually executed counterpart of this Agreement, such other Loan Document or such Ancillary Document, as applicable. The words “execution,” “signed,” “signature,” “delivery,” and words of like import in or relating to this Agreement, any other Loan Document and/or any Ancillary Document shall be deemed to include Electronic Signatures, deliveries or the keeping of records in any electronic form (including deliveries by telecopy, emailed pdf. or any other electronic means that reproduces an image of an actual executed signature page), each of which shall be of the same legal effect, validity or enforceability as a manually executed signature, physical delivery thereof or the use of a paper-based recordkeeping system, as the case may be; provided that nothing herein shall require the Administrative Agent to accept Electronic Signatures in any form or format without its prior written consent and pursuant to procedures approved by it; provided, further, without limiting the foregoing, (i) to the extent the Administrative Agent has agreed to accept any Electronic Signature, the Administrative Agent and each of the Lenders shall be entitled to rely on such Electronic Signature purportedly given by or on behalf of the Borrower or any other Loan Party without further verification thereof and without any obligation to review the appearance or form of any such Electronic signature and (ii) upon the request of the Administrative Agent or any Lender, any Electronic Signature shall be promptly followed by a manually executed counterpart. Without limiting the generality of the foregoing, the Borrower and each party hereto hereby (i) agrees that, for all purposes, including without limitation, in connection with any workout, restructuring, enforcement of remedies, bankruptcy proceedings or litigation among the Administrative Agent, the Lenders, the Borrower and the Loan Parties, Electronic Signatures transmitted by telecopy, emailed pdf. or any other electronic means that reproduces an image of an actual executed signature page and/or any electronic images of this Agreement, any other Loan Document and/or any Ancillary Document shall have the same legal effect, validity and enforceability as any paper original, (ii) the Borrower, the Administrative Agent and each of the Lenders may, at its option, create one or more copies of this Agreement, any other Loan Document and/or any Ancillary Document in the form of an imaged electronic record in any format, which shall be deemed created in the ordinary course of such Person’s business, and destroy the original paper document (and all such electronic records shall be considered an original for all purposes and shall have the same legal effect, validity and enforceability as a paper record), (iii) waives any argument, defense or right to contest the legal effect, validity or enforceability of this Agreement, any other Loan Document and/or any Ancillary Document based solely on the lack of paper original copies of this Agreement, such other Loan Document and/or such Ancillary Document, respectively, including with respect to any signature pages thereto and (iv) waives any claim against any Lender-Related Person or any Loan Party for any Liabilities arising solely from the Loan Party’s, Administrative Agent’s and/or any Lender’s reliance on or use of Electronic Signatures and/or transmissions by telecopy, emailed pdf. or any other electronic means that reproduces an image of an actual executed signature page, including any Liabilities arising as a result of the failure of the Borrower and/or any Loan Party to use any available security measures in connection with the execution, delivery or transmission of any Electronic Signature.

ARTICLE XVI

TRANSITIONAL ARRANGEMENTS.

16.1. Existing Credit Agreement Superseded. This Agreement shall supersede the Existing Credit Agreement in its entirety, except as provided in this Article XVI. On the Closing Date, (a) the rights and obligations of the parties under the Existing Credit Agreement and the “Revolving Credit Notes” defined therein shall be subsumed within and be governed by this Agreement and the Revolving Credit Notes; (b) any of the “Revolving Loans” (as defined in the Existing Credit Agreement) outstanding under the Existing Credit Agreement shall, for purposes of this Agreement, be Revolving Loans hereunder, (c) any of the “Obligations” (as defined in the Existing Credit Agreement) outstanding under the Existing Credit Agreement shall, for purposes of this Agreement, be Obligations hereunder, (d) this Agreement shall not in any way release or impair the rights, duties or obligations created pursuant to the Existing Credit Agreement or any other Loan Document or affect the relative priorities thereof, in each case to the extent in force and effect thereunder as of the Closing Date, except as modified hereby or by documents, instruments and agreements executed and delivered in connection herewith, and all of such rights, duties and obligations are assumed, ratified and affirmed by the Borrower; (e) the obligations incurred under the Existing Credit Agreement shall, to the extent outstanding on the Closing Date, continue outstanding under this Agreement and shall not be deemed to be paid, released, discharged or otherwise satisfied by the execution of this Agreement, and this Agreement shall not constitute a refinancing, substitution or novation of such obligations or any of the other rights, duties and obligations of the parties hereunder; and (f) the execution, delivery and effectiveness of this Agreement shall not operate as a waiver of any right, power or remedy of the Lenders or the Administrative Agent under the Existing Credit Agreement, or constitute a waiver of any covenant, agreement or obligation under the Existing Credit Agreement, except to the extent that any such covenant, agreement or obligation is no longer set forth herein or is modified hereby. The Lenders’ interests in the Revolving Credit Loans, and participations in any Facility Letters of Credit under the Existing Credit Agreement, shall be reallocated on the Closing Date in accordance with each Lender’s Revolving Credit Percentage. On the Closing Date, (A) the loan commitment of each Person that is a “Lender” under the Existing Credit Agreement but is not a party to this Agreement (an “Exiting Lender”) shall be terminated, all outstanding obligations owing to such Exiting Lender under the Existing Credit Agreement on the Closing Date shall be paid in full, and each Exiting Lender shall not be a Lender under this Agreement; provided, however, that, notwithstanding anything else provided herein or otherwise, any rights of an Exiting Lender under the Loan Documents (as defined in the Existing Credit Agreement) that are intended by their express terms to survive termination of the Commitments and/or the repayment, satisfaction or discharge of obligations under any such Loan Document shall survive for such Exiting Lender hereunder, and (B) each Person listed on Schedule L attached to this Agreement shall be a Lender under this Agreement with the Commitment set forth opposite its name on such Schedule L. Each Lender party hereto that was a Lender under the Existing Credit Agreement hereby agrees to waive (x) any requirement under the Existing Credit Agreement for prior notice of any termination or reduction of Commitments under (and as defined in) the Existing Credit Agreement or prepayment of Loans outstanding under (and as defined in) the Existing Credit Agreement, in each case, to the extent required, to be made on the Effective Date as provided herein and (y) all losses, costs and expenses incurred by such Lender under Section 4.4 hereof in connection with the prepayment, sale or assignment of any LIBOR Advances (including the “LIBOR Advances” under the Existing Credit Agreement) in connection with such reallocation of Loans on the Closing Date described in this Section 16.1.

16.2. Interest and Fees Under Existing Credit Agreements. All interest and all commitment, facility and other fees and expenses owing or accruing under or in respect of the Existing Credit Agreement shall be calculated as of the Closing Date (prorated in the case of any fractional periods), and shall be paid on the Closing Date in accordance with the methods specified in the Existing Credit Agreement as if the Existing Credit Agreement was still in effect.

16.3. Existing Guaranties. The Administrative Agent and all Lenders hereby agree that any and all “Subsidiary Guaranties” executed and delivered under the Existing Credit Agreement (or any predecessor agreements) and in effect on the Closing Date are hereby terminated and of no further force or effect as of the Closing Date and each Subsidiary Guarantor thereunder is hereby released from all Obligations.

[INTENTIONAL END OF PAGE]

~~SCHEDULE L~~

LENDER’S COMMITMENTS

REVOLVING CREDIT COMMITMENTS OF LENDERS;

LETTER OF CREDIT COMMITMENTS OF ISSUING BANKS

REVOLVING CREDIT COMMITMENTS

Lender	Revolving Credit Commitment
JPMorgan Chase Bank, N.A.	$125,000,000.00
Wells Fargo Bank, National Association	$125,000,000.00
The Bank of Nova Scotia	$110,000,000.00
Regions Bank	$110,000,000.00
Morgan Stanley Bank, N.A.	$105,000,000.00
U.S. Bank National Association	$90,000,000.00
Royal Bank of Canada	$90,000,000.00
PNC Bank, National Association	$90,000,000.00
Barclays Bank PLC	$90,000,000.00
Citibank, N.A.	$90,000,000.00
Truist Bank	$90,000,000.00
The Northern Trust Company	$42,500,000.00
Associated Bank, National Association	$42,500,000.00

Total:	$1,200,000,000.00

LETTER OF CREDIT COMMITMENTS

Issuing Bank	Letter of Credit Commitment
JPMorgan Chase Bank, N.A.	$12,500,000.00
Wells Fargo Bank, National Association	$12,500,000.00
The Bank of Nova Scotia	$12,500,000.00
Regions Bank	$12,500,000.00

Total:	$50,000,000.00

<

~~[Signature Page Amended and Restated Revolving Credit Agreement (Duke)]~~

<INITIAL NEW TERM LOAN COMMITMENTS>

<Lender>	<Initial New Term Loan> <Commitment>
<JPMorgan Chase Bank, N.A.>	<$	61,250,000.00>
<Wells Fargo Bank, National Association>	<$	61,250,000.00>
<The Bank of Nova Scotia>	<$	60,000,000.00>
<Regions Bank>	<$	60,000,000.00>
<Morgan Stanley Bank, N.A.>	<$	60,000,000.00>
<U.S. Bank National Association>	<$	50,000,000.00>
<PNC Bank, National Association>	<$	50,000,000.00>
<Truist Bank>	<$	50,000,000.00>
<The Northern Trust Company>	<$	25,000,000.00>
<Associated Bank, National Association>	<$	22,500,000.00>

<Total:>	<$	500,000,000.00>

~~[Signature Page Amended and Restated Revolving Credit Agreement (Duke)]~~

EXHIBIT A

PRICING ~~SCHEDULE~~<SCHEDULES>

<Revolving Credit Facility>

S&P Rating	Moody’s Rating	~~LIBOR~~<Term Benchmark> Applicable Margin	ABR Applicable Margin	Facility Fee Rate
A or higher	A2 or higher	0.70%	0%	0.10%
A-	A3	0.725%	0%	0.125%
BBB+	Baa1	0.775%	0%	0.15%
BBB	Baa2	0.90%	0%	0.20%
BBB-	Baa3	1.10%	0.10%	0.25%
Below BBB- or unrated	Below Baa3 or unrated	1.45%	0.45%	0.30%

<Initial New Term Loan Facility>

<S&P Rating>	<Moody’s Rating>	<Term Benchmark Applicable Margin>	<ABR Applicable Margin>
<A or higher>	<A2 or higher>	<0.75%>	<0%>
<A->	<A3>	<0.80%>	<0%>
<BBB+>	<Baa1>	<0.85%>	<0%>
<BBB>	<Baa2>	<0.95%>	<0%>
<BBB->	<Baa3>	<1.20%>	<0.20%>
<Below BBB- or unrated>	<Below Baa3 or unrated>	<1.60%>	<0.60%>

The Applicable Margin and Facility Fee Rate shall be determined in accordance with the foregoing ~~table~~<tables> based on the Borrower’s rating as determined from its then-current Moody’s Rating and S&P Rating (as each such term is defined below).

In the event that the Moody’s Rating and the S&P Rating do not match, then the higher of such two ratings shall determine pricing; provided, however, that (i) if such two ratings are two gradations apart, then the rating that is between the two differing ratings shall determine pricing and (ii) if the Moody’s Rating and the S&P Rating are more than two gradations apart, then the rating used to determine pricing shall be equal to one gradation below the higher of the ratings.

The credit rating in effect on any date for the purposes of this Schedule is that in effect at the close of business on such date. If at any time the Borrower has no Moody’s Rating and no S&P Rating, then the Applicable Margin and Facility Fee Rate will be based on an S&P Rating of below BBB- and a Moody’s Rating of below Baa3.

Notwithstanding the foregoing, if at the end of any fiscal year the Borrower meets the Sustainability Metric Percentage (as defined below) for such fiscal year, then from and after the fifth (5th) Business Day following the date the Borrower provides to the Administrative Agent a notice (the “Sustainability Grid Notice”) that the Sustainability Metric Percentage for such fiscal year was satisfied, the Applicable Margin shall decrease by 0.01% (but not to below zero percent per annum) from the Applicable Margin that would otherwise be applicable; provided that (x) at no time shall the reduction in the Applicable Margin resulting from the delivery of the Sustainability Grid Notice exceed 0.01% and (y) on each anniversary of such change to the Applicable Margin, the Applicable Margin shall automatically revert to the original grid set forth above unless and until the Borrower delivers a Sustainability Grid Notice to the Administrative Agent indicating that the Sustainability Metric Percentage for the preceding fiscal year has been satisfied. Each party hereto hereby agrees that neither the Administrative Agent nor the Sustainability Structuring Agent shall have any responsibility for (or liability in respect of) reviewing, auditing or otherwise evaluating any calculation by the Borrower of any Sustainability Metric Percentage or any Sustainability Metric (or any of the data or computations that are part of or related to any such calculation) set forth in any Sustainability Grid Notice. The Administrative Agent may rely conclusively on any Sustainability Grid Notice delivered by the Borrower without any responsibility to verify the accuracy thereof.

For the purposes of this Schedule, the following terms have the following meanings, subject to the final paragraph of this Schedule:

“2020 Baseline” means the Sustainability Metric for the fiscal year ended on December 31, 2020, which is 6.3%.

“Moody’s Rating” means, at any time, the rating issued by Moody’s and then in effect with respect to the Borrower’s senior unsecured long-term debt securities without third-party credit enhancement.

“Qualifying Property” means a property identified by the Borrower as a “stabilized in- service property” in its internally prepared quarterly supplemental report which is a core real estate asset owned and developed by the Borrower, any Subsidiary or any Investments Affiliate with respect to which construction has been completed for one year or which is 90% leased, whichever occurs first.

“S&P Rating” means, at any time, the rating issued by S&P, and then in effect with respect to the Borrower’s senior unsecured long-term debt securities without third-party credit enhancement.

“Sustainability Metric” means, collectively, for any fiscal year, the number of Qualifying Properties which have achieved LEED certification from Green Business Certification, Inc. (GBCI) (or certification under another similarly recognized rating system) as a percentage (rounded to one decimal point) of the total number of Qualifying Properties.

“Sustainability Metric Percentage” means the level of growth in the Sustainability Metric specified in the table below for the applicable fiscal year from the 2020 Baseline as shown in the table below; the Sustainability Metric Percentage for each fiscal year shall be determined as of December 31 of such fiscal year.

Fiscal Year	Sustainability Metric Percentage
2021	2020 Baseline plus 2.0%
2022	2020 Baseline plus 6.0%
2023	2020 Baseline plus 10.0%
2024	2020 Baseline plus 11.0%
2025 and thereafter	2020 Baseline plus 13.0%